UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2015

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: STMicroelectronics’ 2014 Dutch Statutory Annual Report, including the 2014 IFRS Statutory Accounts.

Contents

1. MESSAGE FROM THE PRESIDENT AND CEO ON THE FINANCIAL YEAR 2014	4

2. CORPORATE OVERVIEW	6

2.1. HISTORY AND DEVELOPMENT OF STMICROELECTRONICS	6
2.2. STRATEGY & OBJECTIVES	6
2.3. ORGANIZATIONAL STRUCTURE	6
2.4. PRODUCTS AND ACTIVITIES	6
2.5. SALES, MARKETING AND DISTRIBUTION	7
2.6. RESEARCH & DEVELOPMENT	7
2.7. SUSTAINABILITY	8

3. REPORT OF THE MANAGING BOARD	9

3.1. STATEMENT OF THE SOLE MEMBER OF THE MANAGING BOARD	9
3.2. BUSINESS OVERVIEW & PERFORMANCE	9
3.2.1. Results highlights for the year 2014	9
3.2.2. Business overview	10
3.2.3. 2014 Key announcements	16
3.2.4. Financial outlook: Capital investment	18
3.2.5. Liquidity and financial position	18
3.2.6. Financial risk management	20
3.3. RISK MANAGEMENT AND INTERNAL CONTROL	21

4. REPORT OF THE SUPERVISORY BOARD	23

4.1. COMPOSITION OF THE SUPERVISORY BOARD	23
4.2. MEETINGS AND ACTIVITIES OF THE SUPERVISORY BOARD	26
4.3. AUDIT COMMITTEE	27
4.4. COMPENSATION COMMITTEE	27
4.5. STRATEGIC COMMITTEE	28
4.6. NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	28
4.7. SECRETARIAT AND CONTROLLERS	28
4.8. REMUNERATION REPORT	29
4.8.1. Supervisory board remuneration	29
4.8.2. Senior Management remuneration	29
4.8.3. Managing Board remuneration	30
4.8.4. Share ownership	31
4.8.5. Stock awards and options	31
4.8.6. Employee and Managing Board stock-based compensation plans	32
4.8.7. Supervisory Board stock option plans	33

5. CORPORATE GOVERNANCE	35

5.1. COMMITMENT TO THE PRINCIPLES OF GOOD CORPORATE GOVERNANCE	35
5.2. GENERAL MEETING OF SHAREHOLDERS	36
5.3. SUPERVISORY BOARD	37
5.4. MANAGING BOARD	39
5.5. INDEMNIFICATION OF MEMBERS OF OUR MANAGING BOARD AND SUPERVISORY BOARD	42
5.6. RISK MANAGEMENT AND CONTROL SYSTEMS	42
5.7. REQUIRED INFORMATION ARTICLE 10 TAKEOVER DIRECTIVE	43
5.8. CODE OF ETHICS	45
5.9. DEVIATIONS FROM THE CODE	45
5.10. MAJOR SHAREHOLDERS	45
5.11. SHAREHOLDERS’ AGREEMENTS	48
5.11.1. STH Shareholders’ Agreement	48

6. DIVIDEND POLICY	51
7. CONSOLIDATED FINANCIAL STATEMENTS	52

7.1. CONSOLIDATED INCOME STATEMENT	52
7.2. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	53
7.3. CONSOLIDATED STATEMENT OF FINANCIAL POSITION	54
7.4. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	55
7.5. CONSOLIDATED STATEMENT OF CASH FLOWS	57
7.6. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	57
7.6.1. Corporate information	57
7.6.2. Basis of preparation	58
7.6.3. Statement of compliance	58
7.6.4. Basis of consolidation	58
7.6.5. Changes in accounting policies	58
7.6.6. Standards issued but not yet effective	59
7.6.7. Summary of significant accounting policies	60
7.6.8. Critical accounting estimates and judgments	73
7.6.9. Investments in subsidiaries	74
7.6.10. Investments in associates and jointly controlled entities	75
7.6.11. Property, plant and equipment	77
7.6.12. Intangible assets	79
7.6.13. Goodwill	81
7.6.14. Other financial assets and financial liabilities	81
7.6.15. Other non-current assets	90
7.6.16. Inventories	91
7.6.17. Trade accounts receivable	91
7.6.18. Other receivables and assets	92
7.6.19. Cash and cash equivalents	92
7.6.20. Cash generated from operations	93
7.6.21. Equity	93
7.6.22. Provisions	98
7.6.23. Employee benefits	99
7.6.24. Other non-current liabilities	103
7.6.25. Trade accounts payable, other payables and accrued liabilities	104
7.6.26. Significant categories of income	104
7.6.27. Operating segment information	104
7.6.28. Expenses by nature	106
7.6.29. Other income / expenses	107
7.6.30. Finance income / costs	107
7.6.31. Components of other comprehensive income	107
7.6.32. Income tax	108
7.6.33. Earnings per share	111
7.6.34. Related party	111
7.6.35. Commitments, contingencies, claims and legal proceedings	114
7.6.36. Financial risk management objectives and policies	115

8. COMPANY’S FINANCIAL STATEMENTS	118

8.1. COMPANY’S STATEMENT OF FINANCIAL POSITION	118
8.2. COMPANY’S INCOME STATEMENT	118
8.3. NOTES TO COMPANY’S FINANCIAL STATEMENTS	119
8.3.1. General	119
8.3.2. Basis of Presentation	119
8.3.3. Summary of significant accounting policies	119
8.3.4. Intangible assets	119
8.3.5. Investments in subsidiaries	120
8.3.6. Investments in associates and jointly controlled entities	121
8.3.7. Other financial assets	122
8.3.8. Cash and cash equivalents	123

8.3.9. Group companies short-term loans	123
8.3.10. Other Group companies receivables and payables	123
8.3.11. Equity	125
8.3.12. Other payables and accrued liabilities	126
8.3.13. Interest-bearing loans and borrowings	126
8.3.14. Other non-current liabilities	127
8.3.15. Guarantees and contingencies	127
8.3.16. Wages, salaries and social charges	128
8.3.17. Commitments	128
8.3.18. Related party transactions	128

9. OTHER INFORMATION	130

9.1. AUDITORS’ REPORT	130
9.2. APPROPRIATION OF RESULTS — PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION	130
9.3. BRANCHES	130

10. IMPORTANT DATES	137

1.    Message from the President and CEO on the financial year 2014

Dear Shareholder,

In 2014, ST made significant steps forward in implementing the strategy we set out at the end of 2012, based on two equally important objectives. The first objective is to be an undisputed leader in Sense & Power and Automotive products and in Embedded Processing Solutions through an innovative, market-driven and more-focused portfolio. The second objective is about achieving growth and sustainable profitability.

Our focus during 2014 was on achieving progress in the areas of product and technology leadership, customer expansion and operational & financial performance. And we did that.

Product and technology leadership is at the heart of our company culture; it is based on market-driven product innovation and leverages our unique, strong foundation of proprietary and differentiated leading-edge technologies: from RF-SOI and FD-SOI to Bi-CMOS, from embedded Flash to MEMS and Smart Power technologies.

During 2014, we continued to re-focus our product portfolio, targeting the five areas where we see the most potential for the company: Analog, MEMS and Sensors; Automotive; Power and Smart Power; Microcontrollers; and Digital Consumer and ASICs products. This focus has made us a much stronger company in terms of innovation and product leadership.

In fact, our three largest product lines, Automotive (APG), Industrial & Power Discrete (IPD) and Microcontrollers, Memory and Secure Microcontrollers (MMS) represented 70% of our 2014 revenues, successfully serving applications that are currently enjoying the largest growth in the industry.

Revenues in 2014 in Automotive grew 8.3% year-over-year, benefitting from broad expansion across customers, distributors and applications. We expanded our footprint with key Original Equipment Manufacturers, while simultaneously strengthening our leadership in China in engine management, body and audio applications. In Japan, our independent manufacturing strategy and secured supply chain helped us continue ST’s strong momentum. Globally we launched a wide range of innovative products, including VIPpower and BCD products, new 32-bit microcontrollers, digital radio, class-D audio amplifiers and global positioning products. In the very promising Advanced Driver Assistance Systems (ADAS) segment we reached production maturity of our third generation Vision Processor product family.

Our Industrial & Power Discrete business grew 3.6% year-over-year and recorded solid growth in LED lighting solutions, motor-control ICs, IGBTs and Intelligent-Power modules for appliance and industrial applications as well as components to leading mobile-phone-charger manufacturers. We also ramped production of high-voltage rectifiers and transistors at a leading electric-car maker. ST brought many innovative, best-in-class technologies and products to the market, including our power-management chipset for servers, the galvanic-isolation technology for industrial applications and 1200V Silicon Carbide transistors.

In Microcontrollers we grew 10.2% year-over-year. We continued to build on our 32-bit leadership with our STM32 general-purpose microcontrollers, expanding their product range with new ultra-low-power and high-performance families. We also strengthened the surrounding ecosystem with the launch of the STM32 Open Development Environment. These efforts helped us achieve success across a much broader customer base, including important wins in Sensor-Hub applications.

In Secure Microcontrollers, we maintained a solid secure-element business, while in the banking market we deployed the STPay program, boosting support for the U.S. migration to highly secure EMV chip payment cards.

Our Analog, MEMS and Sensors business experienced a year of transition in the product portfolio in 2014, with revenues decreasing by 15.7% compared to 2013.

However, a wave of new-product introductions helped us mitigate the maturity of legacy products, as we achieved strong growth in microphones and touchscreen controllers. We also leveraged our top position in MEMS to expand in key customers and application diversification, establishing leadership in wearable devices and adding environmental sensors to our portfolio. We made inroads in Automotive, ramping our MEMS and capturing a first important design win for a combo motion sensor for active safety. We continued to expand in China: twelve customers adopted ST MEMS in over sixty new phone models. New flagship technologies, such as piezoelectric for micro-actuation, were introduced over the course of the year and we set new performance benchmarks in Motion MEMS with our latest generation of 6-axis sensors for the consumer market and the industry’s smallest 6-axis sensor qualified for non-safety automotive applications.

In our Digital Products business we have been deeply engaged in re-shaping the portfolio. Here we saw revenue decrease in commodity image sensors and camera modules and in the set-top-box business, due to the faster-than-anticipated decline of our earlier-generation products. We decided to discontinue the commodity camera-module activities and launched cost-reduction initiatives targeting about $100 million in annualized savings. This allowed us to optimize resources and focus on ramping new product families with greater revenue potential, including the latest Liege family of broadcast set-top-box products, 32nm ASICs for networking, and our FlightSense proximity sensor.

Moreover, we introduced Ultra HDp60-enabled 4K solutions in our Cannes and Monaco families and started shipping to lead customers; we also won several important designs in both cable and satellite. We demonstrated full-speed DOCSIS3.1, a key technology for cable operators; our FD-SOI technology progressed well and we received first designs awards in 14nm for networking. Furthermore, we were awarded more than 20 new ASIC designs in Bi-CMOS, RF-SOI and Silicon Photonics. Our progress in customer-base expansion was also significant in 2014. Our business with distribution grew to 31% of revenues in 2014 from 26% a year before, and we increased the number of design wins by 50% year over year, driven by the strong alignment of our portfolio with Internet of Things applications.

Among our major customers, we recorded strong performance in Automotive. However, in 2014 we missed growth with some of our smartphone customers, although we worked to introduce many new products and functionalities with them to generate business in 2015.

In terms of operational and financial performance, we again made solid progress. We achieved a significant turnaround year-over-year, improving operating income by $715 million to $148 million from a loss of $567 million; net income, by $821 million to $142 million from a loss of $679 million and free cash flow (a non GAAP measure) by $376 million, from negative $179 million to positive $197 million.

We also enhanced our liquidity by taking advantage of a very favorable convertible debt financing in the amount of $1 billion, while simultaneously protecting our equity shareholders from dilution by completing a 20 million share repurchase program, which will be used to cover employee stock awards.

So, overall, 2014 was a year of sound operational and financial execution, where we maintained our financial flexibility and continued to reward shareholders, by distributing $354 million in dividends during the year.

We are now ready for the next step forward and our objectives are clear: first, return to growth and achieve the cost structure we have outlined in our financial model to extend the year-over-year improvement in our financial performance; second, continue to deliver to our customers the most innovative, market-driven products also leveraging on the vast opportunities arising from the Internet of Things; and, third, create even more shared value for all of our stakeholders, leveraging ST’s key strength: our engaged employees around the globe. It is their talent, dedication, energy and drive that have enabled ST to achieve solid progress in product leadership, operational improvements and financial performance in 2014. And it is their determination to execute ST’s strategy every day that gives us the confidence that we will continue to progress in 2015.

2.    Corporate overview

2.1. History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics”, “ST” or “the Company”) is a global leader in the semiconductor market serving customers across the spectrum of Sense & Power and Automotive products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”). We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands. We have our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company (CSC), 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

2.2. Strategy & objectives

Our strategy takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. It is based on our leadership in our two product segments: (i) Sense & Power and Automotive Products (“SP&A”) comprised of Automotive (“APG”), Industrial & Power Discrete (“IPD”), Analog & MEMS (“AMS”) and Other SP&A; and (ii) Embedded Processing Solutions (“EPS”) comprised of Digital Convergence Group (“DCG”), Imaging, Bi-CMOS ASIC and Silicon Photonics (“IBP”), Microcontrollers, Memory & Secure MCU (“MMS”) and Other EPS. Each segment is supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as on expanding our penetration of the mass market.

Furthermore, we focus on five growth drivers: (i) Automotive Products, which make driving safer, greener and more entertaining; (ii) Digital Consumer and ASIC Products, which power the augmented digital lifestyle; (iii) MEMS and Sensors, which augment the consumer experience; (iv) Microcontrollers, which make everything smarter and more secure; and (v) Smart Power, which makes more of our energy resources. These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

2.3. Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

2.4. Products and activities

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products. Our key products include Automotive, microcontrollers, smart power, digital consumer and MEMS sensors.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single customer, product, application or end market. Our product families are comprised of discrete and standard commodity components and differentiated application-specific products (defined as dedicated analog, mixed-signal and digital application-specific integrated circuits (“ASIC”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that are organized under our two product segments, SP&A and EPS.

Our diversified product portfolio is built upon a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common R&D for process technology and manufacturing capacity for some of their products.

2.5. Sales, Marketing and Distribution

Our Sales & Marketing organization is organized with the primary objectives of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing marketing organizations in our regional sales organizations that are fully aligned with the product lines. The Sales & Marketing organization is organized by a combination of country/area coverage and key accounts coverage.

We have four regional sales organizations with a similar structure to enhance coordination in the go-to-market activities: (1) EMEA, (2) Americas, (3) Greater China — South Asia, (4) Japan — Korea.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product line, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

During 2014, we created a new division, Mass Market and Online Marketing Programs, designed to help provide consistency and coordination of key activities associated with mass market development by working in close co-operation with the regions and product lines.

2.6. Research & Development

We believe that market driven research and development (“R&D”) founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We combine front-end manufacturing and technology R&D under the same organization for our product segments, SP&A and EPS, to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between the two segments to cross-fertilize both businesses. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts.

Our R&D design centers offer a significant advantage for us in quickly and cost effectively introducing products. In addition, we have advanced R&D centers strategically located around the world, including in France, Italy, China, India, Singapore, the United Kingdom and the United States. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions.

We participate in partnerships with other semiconductor industry manufacturers. We have participated in the IBM Technology Development Alliance led by IBM, with Samsung and GlobalFoundries as core members, to jointly develop 10-nm and below process technologies. We will end our participation in the IBM Technology Development Alliance at the end of Q2 2015. We are also working with the CEA Leti and IBM to develop in Crolles our next 14FD-SOI derivative technology.

We currently own approximately 15,000 patents and pending patent applications, corresponding to over 9,000 patent families (each patent family containing all patents originating from the same invention), including 500 original new patent applications filed in 2014.

2.7. Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, our initial efforts beginning in the early 1990s. Our approach to sustainability is expressed at a high level in our code of conduct and policies and, in a more operational way, in our Sustainability strategy, which is deployed across all our sites in relation to the local context. In 2014, ST’s Sustainability Council decided to refresh our Sustainability strategy to ensure the Company remains focused on the most material topics for our business and stakeholders, and to define our sustainability initiatives for the coming years. Today our approach to sustainability is aligned with our business priorities with programs and objectives related to people, business, environment and our operations.

Over the years, thanks to our many programs and initiatives, we have made outstanding progress in the area of Environment, Health and Safety. We are among the industry leaders in safety with a 17% decrease in our recordable cases rate in 2014 versus 2013 and an 82% decrease since 2002. Since 1994, when we first started our environmental programs, we have reduced our water footprint by 73% and have decreased our energy consumption, per unit of production, by over 50%. In addition, 20% of our energy was purchased from renewable sources in 2014.

Since the early 2000s, we have progressively enhanced our labor and human rights due diligence by adopting the highest international standards, such as the Electronic Industry Citizenship Coalition (EICC) Code of Conduct, and conducting stringent risk assessments of all our manufacturing sites, regardless of their location. Based on these results, we then conduct 3rd party audits in regions where human rights risks are higher. In 2014 we continued to reduce our global risk level through sustainable corrective actions, and with an average EICC score of 91.2%, ST’s performance is above the industry average.

STMicroelectronics is included in some of the main Sustainability indices (DJSI Europe, FTSE4Good, Euronext Vigeo and Carbon Disclosure Leadership Index — Italy).

Further information on ST Sustainability reports can be found at:
http://www.st.com/web/en/about_st/company_reports_st.html

3.    Report of the Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of the Supervisory Board. Mr. Carlo Bozotti, sole member of the Managing Board and President and Chief Executive Officer, was re-appointed in 2014 for a three-year term to expire at our Annual General Meeting of Shareholders in 2017.

3.1. Statement of the sole member of the Managing Board

The sole member of the Managing Board hereby declares that, to the best of his knowledge, the statutory financial statements as at December 31, 2014 and for the year then ended, prepared under Title 9 of Part 2 of The Netherlands Civil Code in accordance with IFRS as adopted by the European Union, provide a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole and the Director’s report includes a true and fair view concerning the position as per the statement of financial position date, the development and performance of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties they face.

Carlo Bozotti,
Sole member of the Managing Board,
President and Chief Executive Officer

3.2. Business overview & performance

3.2.1. Results highlights for the year 2014

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on published industry data by WSTS, semiconductor industry revenues increased in 2014 on a year-over-year basis by approximately 10% for the TAM and 8% for the SAM, to reach approximately $336 billion and $151 billion, respectively.

With reference to our revenues performance, we registered in 2014 a decline of 8.4%, mainly due to the significant reduction of legacy ST-Ericsson products revenues following our decision to exit the joint venture. Excluding the former ST-Ericsson products our revenues declined by 1.8%, mainly due to a decline in sales of commodity image sensor products and a faster than anticipated revenues decline of set-top-box prior generation products and motion MEMS prior generation products, only partially compensated by increased revenues in microcontrollers, automotive products, industrial and power products and new generations of acoustic and environmental MEMS.

Our effective average exchange rate was $1.34 for €1.00 for the full year 2014, compared to $1.31 for €1.00 for the full year 2013.

Our 2014 gross margin was 28.1% of revenues, increasing by approximately 270 basis points compared to the prior year, primarily due to lower impairment and amortization charges of the capitalized development costs, improved manufacturing efficiencies and a positive product mix, partially offset by declining selling prices, higher unused capacity charges in digital technology and an unfavorable currency effect.

Combined selling, general and administrative (SG&A) and research and development (R&D) expenses amounted to $2,095 million, a significant decrease compared to $2,714 million in the prior year, primarily due to the ST-Ericsson exit as well as the savings resulting from our cost control initiatives and savings plans initiated in the prior year.

Combined other income and other expenses in 2014 increased to $160 million compared to $118 million in prior year, mainly due to the higher level of R&D funding following the European Union approval of the Nano2017 program, partially offset by a lower gain on sale of non-current assets as well as higher phase-out costs resulting from our manufacturing consolidation plans.

Our operating income was $148 million in 2014, improving from a loss of $567 million in the prior year, mainly due to lower operating expenses as a result of the exit of ST-Ericsson and the savings resulting from our cost savings plans initiated in the prior year.

In 2014, our free cash flow (a non GAAP measure) significantly improved from negative $179 million in 2013 to positive $197 million in 2014. In the course of the year, we have paid dividends to shareholders totaling $354 million and used $156 million of cash to repurchase 20 million shares of our common stock.

3.2.2. Business overview

STMicroelectronics is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of applications, such as the Internet of Things (“IoT”), and serving many different end markets. Our key products include automotive, microcontrollers, smart power, digital consumer and MEMS and sensors.

Our major customers include Apple, Bosch, Cisco, Conti, Delta, Hewlett-Packard, Microsoft, Samsung, Seagate and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Wintech and WPG Holdings. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

3.2.2.1.        Strategy

Our strategy takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. It is based on our leadership in our two product segments, SP&A and EPS. Both segments are supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as on expanding our penetration of the mass market. Furthermore, we focus on five growth drivers: (i) Automotive Products, which make driving safer, greener and more entertaining; (ii) Digital Consumer and ASIC Products, which power the augmented digital lifestyle; (iii) MEMS and Sensors, which augment the consumer experience; (iv) Microcontrollers, which make everything smarter and more secure; and (v) Smart Power, which makes more of our energy resources. These product families are expected to experience solid growth rates driven by secular trends and are aligned with our market-leading positions and competitive advantages. Our innovative products in these areas, combined with our competitive technology and flexible and independent manufacturing capabilities, bring us even more opportunities to significantly grow and gain market share.

3.2.2.2.        Employees

The tables below set forth the breakdown of employees by main category of activity and geographic area for the past two years.

	2014	2013
France	9,960	10,350
Italy	9,530	9,450
Rest of Europe	840	950
United States	870	1,040
Mediterranean (Malta, Morocco, Tunisia)	4,520	4,490
Asia	17,900	19,110
Total	43,620	45,390

	2014	2013
Research and Development	8,680	8,970
Marketing and Sales	2,200	2,190
Manufacturing	28,080	29,550
Administration and General Services	2,150	2,220
Divisional Functions	2,510	2,460
Total	43,620	45,390

Our future success, particularly in a period of strong increased demand, will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees, if required, during production spikes and, in Europe, during summer vacations. We have not experienced any significant strikes or work stoppages in recent years. Management believes that our relations with employees are good.

3.2.2.3.         Alliances with Customers and Industry Partnerships

We believe that alliances with customers and industry partnerships are critical to success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared among the partners. We have participated in the IBM Technology Development Alliance led by IBM, with Samsung and GlobalFoundries as core members, to jointly develop 10-nm and below process technologies. We will end our participation in the IBM Technology Development Alliance at the end of Q2 2015. We are also working with the CEA Leti and IBM to develop in Crolles our next 14FD-SOI derivative technology and we also have joint development programs with leading suppliers, such as Air Liquide, ASM Lithography and SOITEC, and electronic design automation tool producers, including Cadence, Mentor and Synopsys.

3.2.2.4.        Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our major customers include Apple, Bosch, Cisco, Conti, Delta, Hewlett-Packard, Microsoft, Samsung, Seagate and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our broad range portfolio helps foster close relationships with customers, which provides opportunities to supply such customers’ requirements for multiple products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Wintech and WPG Holdings. The semiconductor industry has historically been cyclical and we have responded by emphasizing balance in our product portfolio, in the applications we serve and in the regional markets we address.

3.2.2.5.        Sales, Marketing and Distribution

Regional Sales Organizations

Our four regional sales organizations, a description of which follows below, have a similar structure to enhance coordination in the go-to-market activities. They are also strongly focused on accelerated growth.

i. EMEA — In EMEA, there are seven sales organizations. Four are geographically defined and cover North, Central, West and South & Emerging Markets. Three sales units have worldwide responsibility for global sales of three Global Key Accounts. Marketing is organized to reflect the product lines. Combined, these organizations are collectively responsible for new and existing account development, technical support and logistics and services support. We also have an organization that manages our distribution network and supports EMS customers for manufacturing on behalf of our OEM customers.

ii. Americas — In the Americas region, the sales and marketing team is organized into the following major accounts: Global Key Accounts, four New Major Accounts and four geographic sales units consisting of the West Coast, Central, East Coast and Latin America. Our marketing team that supports and promote specifics products is organized in line with our product lines. We also have an organization that manages our distribution network and supports EMS customers mostly for manufacturing on behalf of our OEM customers.

iii. Greater China-South Asia — The Greater China South Asia region comprises four geographic sales units with offices covering China (Hong Kong), India (Greater Noida), Taiwan (Taipei) and ASEAN/Australia & New Zealand (Singapore) including five New Major Accounts and four Regional Key Accounts. It is further supported by a dedicated Distribution and Mass Market coordination function, as well as key product lines.

iv. Japan-Korea — The Japan-Korea region comprises three geographic sales units with offices covering East Japan (Tokyo and Nagoya), West Japan (Osaka), Korea (Seoul) and four new major accounts. It is further supported by key product lines, plus a comprehensive Sales Channel Management that provides products and sales support for the regional distribution network. Each geographical sales unit sells each product from our portfolio that fits the applications. Marketing and Application organization provides product support and training for standard products for the region. In addition, five central support functions (business management, field quality, human resources, finance and corporate communications) allow the region to run all of the necessary tasks smoothly.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product line, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

Mass Market and Online Marketing Programs

During 2014, we created a new division, Mass Market and Online Marketing Programs, designed to help provide consistency and coordination of key activities associated with mass market development by working in close co-operation with the regions and product lines. The division covers several important responsibilities, such as mass market customer programs, mass market applications, global distribution administration, online marketing and mass market tools enablement.

We also engage distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right of return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain of our customers, we also sell and deliver our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

3.2.2.6.        Research and Development in the area of new products

We believe that market driven R&D founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We combine front-end manufacturing and technology R&D under the same organization for our product segments, SP&A and EPS, to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between the two segments to cross-fertilize both businesses. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts. The total amount of R&D expenses in the past three fiscal years was $1,155 million, $1,595 million and $1,951 million in 2014, 2013 and 2012, respectively.

We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages. New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded with more functionalities than their predecessors. They also enable, through their timely appearance on the market, significant value creation opportunities.

With the core CMOS and analog technologies in our portfolio, we are aggressively proceeding to miniaturization in line with industry requirements. To differentiate our offering for higher value systems, we also seek to combine our core technologies with our specific knowhow and expertise, particularly in the area of System-in-Package.

Our R&D design centers offer a significant advantage for us in quickly and cost effectively introducing products. In addition, we have advanced R&D centers strategically located around the world, including in France, Italy, China, India, Singapore, the United Kingdom and the United States. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions.

We participate in partnerships with other semiconductor industry manufacturers. We have participated in the IBM Technology Development Alliance led by IBM, with Samsung and GlobalFoundries as core members, to jointly develop 10-nm and below process technologies. We will end our participation in the IBM Technology Development Alliance at the end of Q2 2015. We are also working with the CEA Leti and IBM to develop in Crolles our next 14FD-SOI derivative technology. We believe this FD-SOI technology completes the industry roadmap with a better choice than the Fin FET technology for applications targeting the best tradeoff between embedded processor solutions figure of merit and cost-effective design and manufacturing

In France, our manufacturing facility in Crolles houses a R&D center, “Centre Commun de Microelectronique de Crolles”. Laboratoire d’Electronique de Technologie d’Instrumentation, a research laboratory of CEA (one of our indirect shareholders), is our partner in this center. We also participate in the Institut de Recherche Technologique (“IRT”), which was set up by CEA in the frame of the French initiative “Investissements d’Avenir” and takes place on CEA’s premises, through investment and by contributing the expertise of some of our researchers.

In Italy, our technology R&D development activities occur principally in Agrate and Catania. In Agrate, such activities encompass development, prototyping, pilot and volume production of new technologies with the objective of accelerating process industrialization and time to market for Smart Power (BCD) products, including on SOI, High Voltage CMOS as well as MEMS. In addition, we plan to set up a 300 mm pilot line for manufacturing and R&D for advanced BCD technology. We also run a joint operation under a consortium agreement with Micron Technologies (“Micron”) in which we and Micron each manage our respective technology R&D programs. In Catania, we develop new technologies for power discretes, including Silicon Carbide (SiC) and Gallium Nitride (GaN) based devices. We also have an Advanced Systems Technology (“AST”) organization, primarily located in Agrate, which creates system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including health care, wireless and data security. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

We play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We also participate in certain R&D programs established by the EU, individual countries and local authorities in Europe (primarily in France and Italy).

3.2.2.7.        Property, Plants and Equipment

We currently operate 13 main manufacturing sites around the world.

At the end of 2014, our front-end facilities had a total maximum capacity of approximately 120,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,600 wafers per week at the end of 2014, and we plan to increase production as required by market conditions and within the framework of our R&D Nano-2017 program.

We own all of our manufacturing facilities, but certain facilities (Muar-Malaysia, Shenzhen and Longgang, China, Toa Payoh and Ang Mo Kio-Singapore) are built on land, which are the subject of long-term leases.

We have historically subcontracted a portion of total manufacturing volumes to external suppliers. In 2014, we purchased approximately 8% from external foundries of our total silicon production. Our plan is to continue sourcing silicon from external foundries to give us flexibility in supporting our growth.

At December 31, 2014, we had approximately $171 million in outstanding commitments for purchases of equipment and other assets for delivery in 2015. In 2014, our capital spending, net of proceeds, was $496 million, below the $531 million registered in 2013. In the 2012-2014 period the ratio of capital investment spending to net revenues was about 6.3%.

3.2.2.8.        Intellectual property

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. We currently own approximately 15,000 patents and pending patent applications, corresponding to over 9,000 patent families (each patent family containing all patents originating from the same invention), including 500 original new patent applications filed in 2014.

Our success depends in part on our ability to obtain patents, licenses and other IP rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our innovations in our circuit designs, manufacturing processes, packaging technology and system applications as well as on industry standards and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other IP rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our IP represents valuable assets and intends to protect our investment in technology by enforcing all of our IP rights. We have also set up a dedicated team actively seeking to optimize the value from our IP portfolio by the licensing of our design technology and other IP, including patents. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms that do not affect our results of operations. Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third party IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in IP litigation and infringement claims. In the event a third party IP claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Finally, we have received from time to time, and may in the future receive communications from competitors or other third parties alleging infringement of certain patents and other IP rights of others, which have been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

3.2.2.9.        Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to our inability to match manufacturing capacity with such demand.

In addition, our sales are affected by seasonality, with the first quarter generally showing lowest revenue levels in the year, and the third or fourth quarter historically generating higher amounts of revenues.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

We entered 2014 with a backlog lower than we had compared to 2013, reflecting the impact of the wind down of the ST-Ericsson business. For 2015, we entered the year with a backlog slightly lower than what we had entering 2014.

3.2.2.10.         Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of them. We compete with major international semiconductor companies. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers.

The primary international semiconductor companies that compete with us include Analog Devices, Atmel, Avago, Broadcom, Fairchild Semiconductor, Freescale Semiconductor, Infineon, Intel, InvenSense, Marvell, Maxim, MediaTek, Microchip Technology, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments, Toshiba, TSMC and Vishay.

We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on elements both within and outside our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

3.2.2.11.        Public Funding

We receive funding mainly from French, Italian and European Union governmental entities. Such funding is generally provided to encourage R&D activities, industrialization and local economic development. Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Union regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Our funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans. We also benefit from tax credits for R&D activities in several countries (notably in France).

The main programs for R&D in which we are involved include: (i) the Eureka CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics); (ii) EU R&D projects with FP7 (Seventh Frame Program) for Information and Communication Technology; (iii) European Joint Technology Initiatives (JTI) such as ENIAC (European Nanoelectronics Initiative Advisory Committee) and ARTEMIS (Embedded Computing Systems Initiative) operated by Joint Undertakings formed by the European Union, some member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation. In 2014, we submitted new large projects supporting, in particular, our digital CMOS power roadmaps, to ECSEL (Electronic Components and Systems for European Leadership), a public-private partnership for electronic components and systems, which started in early 2014 and will run for 7 years. We were awarded 3 projects, two in France and one in Italy.

In Italy, there are national funding programs intended to support industry R&D in any segment. These programs often cover several years and the approval phase is quite long, up to two or three years. There are also regional funding tools for research that are supported by local initiatives, primarily in the regions of Sicily, Campania and Val d’Aosta. These programs require local economic development in terms of industrial exploitation, new professional hiring and/or cooperation with local academia and public laboratories. In 2014, we signed a contract with the Italian government to set-up manufacturing processes based on Cu and NiPd in Catania.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, we recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date. On September 13, 2011, the European Commission initiated a review of the M6 Plant investment and related benefits, requesting information from the Italian government about the status and the ownership of the benefits of the M6 Plant investment during the period 2001-2006. The Italian authorities responded to all such requests for information in 2011 and 2012 concerning primarily the history of the investment made, the motivation of the state aid granted, the formal interpretation related to the definition of “investment activation”, and its application to the M6 Plant case. To our knowledge, no proceedings are ongoing.

In France, support for R&D is given by public research agencies, generally to a consortium of partners involving universities, public laboratories and private actors (large and small). The agencies operate via calls for project proposals, most often related to the identified “clusters of competitiveness” (Pôles de Compétitivité) throughout the French territory. The most relevant for us are ‘Minalogic’ around Grenoble, ‘SCS’ in the south-east area covering Rousset and ‘S2E2’ in the Tours area. The selected projects receive a support limited to 25% or 35% of the actual R&D expenses, depending on the type of project. The funding is given when technical reports have been accepted by the agencies; all expenses must be documented and financial audits are organized by the agencies to check their eligibility.

In France, additional R&D funding is given by the French Ministry of Industry (“FCE”) and local public authorities. Specific support for microelectronics is provided through FCE to all the companies in the semiconductor industry with activities in France.

In support of our R&D activities, we signed the Nano2017 program with the French government in 2013, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. We believe the Nano2017 R&D program will strengthen our leadership in key technologies such as FD-SOI (low-power, high-performance processing), next-generation imaging (differentiated and “Time of Flight” sensors) and next-generation embedded non-volatile memories. These technologies are at the core of our embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs. The pan-European enlargement of this program (with partners in about 20 European countries) will also contribute to the strengthening of European cooperation in the micro-nanoelectronics sector, along the entire value chain, from materials and equipment to components and system design. This program relies on leading industry clusters in Europe, such as Dresden (Germany), Leuven-Eindhoven (Belgium-the Netherlands) and Grenoble-Crolles (France). This program contains obligations to maintain a minimum level of employment and investment during a certain period of time.

There can be no assurance that we will receive anticipated funding on a timely basis or that we will continue to benefit from such government support.

3.2.2.12.        Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external silicon foundries and back-end subcontractors.

In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot occur without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these materials are volatile due to the specificity of the market. We have therefore adopted a “multiple sourcing strategy” designed to protect us from the risk of price disruption. The same strategy applies to supplies for the materials used by us to avoid potential material disruption of essential material when industry demand is ramping up.

Finally, we also use external subcontractors to outsource wafer manufacturing, as well as assembly and testing of finished products. See “3.2.2.7. Property, Plants and Equipment”.

3.2.2.13.         Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental, health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most of the jurisdictions in which we operate, we must obtain permits, licenses and other forms of authorization, or give prior notification, in order to operate. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our Principles of Sustainable Excellence (“PSE”) and Sustainability Strategy, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008, with the technical specification ISO/TS16949:2009; with the environmental standards ISO14001 and the European EMAS (Eco Management and Audit Scheme); and with the energy management standard ISO 50001 for all of our front-end sites.

Our activities are subject to two directives: Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment (“ROHS” Directive, as amended), which was replaced, with effect from January 3, 2013, by Directive 2011/65/EU of June 8, 2011, entitled “ROHS 2” Directive; and Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE” Directive, as amended), which was replaced, with effect from February 15, 2014 by Directive 2012/19/EU of July 4, 2012. Moreover our products, due to their final applications, may be subject to the end of life vehicles Directive 2000/53/EC (“ELV” Directive, as amended) Directive 2006/66/EC (Battery Directive) and Directive 2007/47/EC (Medical Devices as amended). The ROHS Directive aims at banning the use of lead and other metals and of other flame retardant substances in electric and electronic equipment placed on the market and also introduces new requirements within the design and manufacturing phases of the products manufacturing electronic components. The WEEE Directive promotes the recovery and recycling of electrical and electronic waste, while not imposing any “take back” activities to our operations, since our products, being semiconductor components (not equipment) are excluded from the WEEE take back scope. At this stage, only one subsidiary (located in France) participates to a take back consortium for battery products.

We have also implemented voluntary reforestation projects in several countries in order to sequester additional CO2 emissions and report our emissions in our annual Corporate Sustainability Report as well as through the Carbon Disclosure Project.

Regulations implementing the registration, evaluation, authorization and restriction of chemicals (“REACH”) came into force in 2008, and are required to be fully implemented by 2018. We intend to proactively implement such legislation, in line with our commitment toward environmental protection. The implementation of any such legislation could adversely affect our manufacturing costs or product sales by requiring us to develop new processes, acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. However, we are currently unable to evaluate such specific expenses and therefore have no specific reserves for environmental risks. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations and, as with other companies engaged in similar activities, any failure by us to control the use of, or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

3.2.3. 2014 Key announcements

On February 10, 2014, we announced that we and InvenSense have settled all pending proceedings between us and have entered into a patent cross license agreement. Under the terms of the settlement, neither we nor InvenSense has made any admission of liability with respect to such proceedings. Other terms between the parties are confidential.

On April 28, 2014, we announced the appointment of Mr. Jean-Marc Chery as Chief Operating Officer. Mr. Chery continues to hold overall responsibility for Embedded Processing Solutions, as well as for central manufacturing operations including Packaging and Test Manufacturing. He also continues in his role of Vice Chairman of our Corporate Strategic Committee and will continue to report to Carlo Bozotti, President and Chief Executive Officer.

On April 28, 2014, we announced the main resolutions that were submitted for shareholder adoption at our Annual General Meeting of Shareholders which was held in Amsterdam, The Netherlands, on June 13, 2014. The main resolutions, proposed by the Supervisory Board, included:

•
The distribution of a cash dividend of US$0.10 in the second quarter of 2014, and of US$0.10 in the third quarter of 2014, per common share, which was paid in June and September of 2014, respectively, to shareholders of record in the month of each quarterly payment. The amount of the second and third quarter of 2014 cash dividend was stable with respect to previous quarterly dividend distributions;

•
The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer for a three-year term, expiring at the 2017 Annual General Meeting of Shareholders;

•
The reappointment for a three-year term, expiring at the 2017 Annual General Meeting of Shareholders, of the following members of the Supervisory Board: Messrs. Didier Lombard, Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera;

•
The appointment as new members of the Supervisory Board, for a three-year term expiring at the 2017 Annual General Meeting of Shareholders, of: Ms. Heleen Kersten and Mr. Maurizio Tamagnini in replacement of Mr. Tom de Waard and Mr. Bruno Steve, whose terms expired;

•
The adoption of our 2013 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards. The Statutory Annual Accounts for the year ended December 31, 2013, are posted on the Company’s website and were filed with the Netherlands Authority for the Financial Markets (AFM) on April 28, 2014; and

•	The appointment of PricewaterhouseCoopers Accountants N.V. as our external auditor for the 2014 and 2015 financial years.

On April 30, 2014, we announced the appointment of Mr. Paul Grimme as Executive Vice President, Mass Market and Online Marketing Programs, a new position created to coordinate the sales & marketing activities in this strategic and growing area for the company. He continues to report to Carlo Bozotti, President and Chief Executive Officer. Mr. Paul Cihak takes over from Mr. Grimme as Executive Vice President and General Manager, Sales & Marketing, Europe, Middle East and Africa. Mr. Bob Krysiak, Executive Vice President and President for the Americas Region, joins the Corporate Strategic Committee replacing Mr. Paul Grimme in his role.

In the first quarter of 2014, we obtained a favorable ruling in Switzerland on the transfer of the majority of ST-Ericsson deductible operating losses. In addition, ST-Ericsson SA entered into liquidation on April 15, 2014.

On May 14, 2014, we and Samsung Electronics Co. Ltd. announced the signing of a comprehensive agreement on 28-nm Fully Depleted Silicon-on-Insulator (“FD-SOI”) technology for multi-source manufacturing collaboration. The licensing accord provides customers with advanced manufacturing solutions from Samsung’s state-of-the-art 300-mm facilities and assures the industry of high-volume production for our FD-SOI technology.

On June 13, 2014, we announced that all the resolutions announced on April 28, 2014 were approved at our Annual General Meeting of Shareholders. Following the conclusion of the Annual General Meeting of Shareholders, the members of the Supervisory Board appointed Mr. Maurizio Tamagnini as the Chairman and Mr. Didier Lombard as the Vice-Chairman of the Supervisory Board, respectively, for a three-year term expiring at the 2017 Annual General Meeting of Shareholders.

On June 25, 2014, the European Commission approved €400 million in aid for the Nano2017 R&D program led by us; the aid, granted to us by France for the development of new technologies in the Nanoelectronics sector, was in line with European Union state-aid rules.

On June 26, 2014, we announced the pricing of a $1 billion dual-tranche offering of convertible bonds (the “Senior Bonds”). The Senior Bonds were issued in two tranches, one of $600 million with a maturity of 5 years and one of $400 million with a maturity of 7 years. We intend to use the net proceeds of the offering for general corporate purposes. We also announced the launch of a share buy-back program for the repurchase of up to twenty million ordinary shares, intended to meet our obligations in relation to our employee stock award plans.

On June 27, 2014, we announced the publication of our 2013 Sustainability Report. This Annual Report contains comprehensive details of our Sustainability strategy, policies and performance during 2013 and illustrates how our sustainability programs play a major role throughout the business to create value for all of our stakeholders.

On July 22, 2014, we signed an agreement with Enel Green Power to transfer our equity stake in 3Sun, a joint venture in the photovoltaic panels manufacturing. Pursuant to this agreement, at closing, subject to customary precedent conditions, we will pay up to €15 million to Enel Green Power in exchange for our full release from any obligation concerning the joint venture or Enel Green Power. Also, at closing, we will forgive the outstanding €13 million shareholders loan to the joint venture.

On August 21, 2014, we announced the posting of our IFRS 2014 Semi Annual Accounts for the six-month period ended June 28, 2014, on our website and filed with the Netherlands Authority for the Financial Markets.

On September 3, 2014, we announced that we and Tessera Technologies, Inc. reached a settlement for all outstanding claims and litigation between us. The terms and conditions of the agreement between the companies are confidential.

On November 10, 2014, we announced the completion of the repurchase of 20 million shares of our common stock for a total of $156 million under the share buy-back program announced on June 26, 2014. The repurchased shares will be held as treasury shares and used to meet our obligations in relation to our employee stock award plans.

On November 20, 2014, we were recognized among the world’s most innovative companies, as we were named a Thomson Reuters Top 100 Global Innovator for the third consecutive year. This prestigious award recognizes companies around the world for their outstanding commitment to innovation, the protection of ideas and the commercialization of inventions.

On December 4, 2014, our Supervisory Board approved a cash dividend of $0.10 per common share for each of the fourth quarter of 2014 and the first quarter of 2015, paid in December 2014 and March 2015, respectively, to shareholders of record of each quarterly payment.

3.2.4. Financial outlook: Capital investment

In 2015, our main objective is to continue to deliver year-over-year improvement by returning to revenue growth and by continuing to improve our cost structure.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current visibility on demand, we anticipate our capital expenditure to be approximately $600 million in 2015, to be adjusted based on demand thereafter. The most important of our 2015 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution and mix evolution to support the production ramp up of new technologies and start-up of the infrastructure for its next expansion phase; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; (iii) qualification and ramp-up of technologies in 200-mm in Singapore and Catania and start-up of the infrastructure for the next expansion phase in Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand and secure service to strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government in 2013, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be not material to our consolidated cash flows, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

3.2.5. Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2014, our cash and cash equivalents increased by $181 million, due to the net cash from operating and financing activities exceeding the net cash used in investing activities.

The evolution of our cash flow for each period is as follows:

In millions of USD	2014	2013
Net cash from operating activities	1,104	752
Net cash used in investing activities	(1,173)	(765)
Net cash from (used in) financing activities	262	(388)
Effect of change in exchange rates	(12)	(13)
Net cash increase (decrease)	181	(414)

Net cash from operating activities

Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities in 2014 was $1,104 million, increasing compared to $752 million in the prior year period. Net cash from operating activities for 2014 compared to the prior year benefited from an increased net income adjusted for non-cash items, partially offset by the unfavorable changes in net working capital.

Net cash used in investing activities

Investing activities used $1,173 million of cash in 2014, mainly due to payments for the purchase of tangible assets, investment in intangible and financial assets and payments for purchases of available-for-sale financial assets, partially offset by the net proceeds from the sale of available-for-sale financial assets and the sale of businesses. The increase in net cash used in investing activities compared to the $765 million in the prior year was primarily due to a higher payment for purchase of marketable securities, net of proceeds, a lower amount of proceeds from the sale of businesses and a lower amount of payments for purchase of tangible assets, net of proceeds. Payments for purchase of tangible assets, net of proceeds, totaled $496 million, compared to $531 million in 2013.

Net cash from (used in) financing activities

Net cash from financing activities was $262 million for 2014, compared to the $388 million used in 2013. The increase in the net cash from financing activities was primarily due to the $994 million net proceeds from the issuance of the Senior Bonds in 2014, partially offset by $156 million of repurchases of common stock. The 2014 amount included $354 million in dividends paid to stockholders compared to $346 million paid in 2013.

Free cash flow (non GAAP measure)

Free Cash Flow was positive $197 million in 2014, compared to negative $179 million in 2013, reflecting the exit from ST-Ericsson, our performance improvement, monetization of non strategic assets and collection of a higher level of R&D grants including a catch-up of prior year grants.

Free Cash Flow, a non GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses. We believe Free Cash Flow, a non GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.

Financial position

As at December 31, 2014, our total financial resources amounted to $2,352 million and were comprised mainly of:

•	$2,017 million of cash and cash equivalents,

•	$335 million invested in U.S. Government Treasury Bonds with an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, reported at fair value.

At December 31, 2014, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,804 million, which included:

•	$900 million in European Investment Bank loans (the “EIB Loans”),

•	$887 million in the Senior Bonds,

•	$10 million of other long-term loans,

•	$6 million in loans from other funding programs, and

•	$1 million of finance leases.

The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs. The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $48 million remained outstanding as at December 31, 2014. The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $109 million remained outstanding as of December 31, 2014. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $331 million remained outstanding as of December 31, 2014. The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $412 million is outstanding as of December 31, 2014.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of $583 million.

Our long term debt contains standard conditions, but does not impose minimum financial ratios.

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the embedded non-equity derivative instruments using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.54% and Tranche B: 3.13%, including 1% p.a. nominal interest). In the computation of diluted earnings per share, the Senior Bonds will be dilutive only for the portion of net-share settlement underlying the conversion premium when the conversion option is in the money.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary, issued floating rate senior bonds. These bonds, which matured on March 17, 2013, paid a quarterly coupon rate of the three-month Euribor plus 0.40%. On March 17, 2013, we repaid at maturity with available cash the residual outstanding bonds in the amount of $455 million.

On June 26, 2014 we announced the launch of a share buy-back program for the purchase of up to 20 million ordinary shares, as authorized by the shareholders’ meeting held on June 13, 2014. Purchases of shares were made on the Borsa Italiana exclusively and were completed on November 10, 2014. The purchased shares will not be retired but are currently intended to meet our future obligations in relation to the employee stock award plans.

Our current rating with rating agencies are as follow: Moody’s: “Baa3” with stable outlook; S&P: “BBB-” with stable outlook; Fitch (on an unsolicited basis): “BBB-” with stable outlook.

3.2.6. Financial risk management

STMicroelectronics and its subsidiaries (together “the Group”) are exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 7.6.36 of the Consolidated Financial Statements for further information.

Financial risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from Standard & Poor’s or Fitch, or better. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Singapore dollar. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow risk. Borrowings issued at fixed rates, whose amount is currently negligible, expose the Group to fair value risk.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

3.3. Risk management and Internal control

Below is a list of the main risks factors related to the semiconductor industry and specifically related to our operations, which may affect the result and performance of STMicroelectronics and the ability of management to predict the future:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and/or meet the objectives of our R&D programs, which benefit from public funding;

•	the loading and the manufacturing performance of our production facilities;

•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

•	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Internal control

The Managing Board is responsible for ensuring that STMicroelectronics complies with all applicable legislation and regulations. As such, under the guidance of the Chief Financial Officer, who reports to the Managing Board, the Managing Board has established and implemented our internal financial risk management and control systems. These controls and procedures are based on the identification of external and internal risks factors that could influence our operations and financial objectives and contain a system of monitoring, reporting and operational reviews.

The effectiveness of our internal controls and procedures is evaluated with the participation of our Internal Audit which reports to the Audit Committee regularly, and changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to affect our ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee of our Supervisory Board. Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting are disclosed to our auditors and to the Audit Committee of our Supervisory Board.

In the various areas of business risk management we have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.

We have adopted Corporate Policies and Standard Operating Procedures to describe the operational flow of actions to perform a task or activity, or to implement a policy within a given functional field. We have over two hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.

We have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of our Supervisory Board.

In summary, if our internal risk management and control system cannot provide absolute assurance, it aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied with.

Based on the outcome of the aforementioned measures, the Managing Board states that to the best of its knowledge: (i) the internal risk management and control systems in place provide a reasonable assurance that STMicroelectronics’ financial reporting does not include any errors of material importance as of and for the 2014 financial year; and (ii) in relation to STMicroelectronics’ financial reporting these systems operated effectively during 2014.

Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with the Audit Committee and the Supervisory Board during 2014 (in accordance with best practice provisions II.1.4 and III.1.8 of the Dutch Corporate Governance Code).

4.    Report of the Supervisory Board

The supervision of the policies and actions of our Managing Board is entrusted to our Supervisory Board, which, in a two-tier corporate structure under Dutch law, is a separate body and fully independent from our Managing Board. In fulfilling their duties under Dutch law, our Supervisory Board members serve the best interests of all of STMicroelectronics’ shareholders and other stakeholders, as well as those of STMicroelectronics’ business.

Our Supervisory Board supervises and advises our Managing Board in performing its management tasks and setting the direction of STMicroelectronics’ affairs and business. Among others our Supervisory Board supervises the structure and management of systems of internal business controls, risk management, strategy and the financial reporting process. In addition, it determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the General Meeting of Shareholders.

The members of our Supervisory Board are carefully selected based on their combined experience, expertise, knowledge of STMicroelectronics and its affairs, as well as the business in which STMicroelectronics operates. Our Supervisory Board is empowered to recommend to the General Meeting of Shareholders people to be appointed as members of our Supervisory Board or of the Managing Board.

In performing its duties, our Supervisory Board is advised and assisted by the following committees: the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The committees all report to our Supervisory Board. Only members of the Supervisory Board can be committee members.

The Supervisory Board has determined, based on the evaluation of an ad-hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders. As a result we have deviated from the independence criteria as included in best practice provision III.2.2 of the Dutch Corporate Governance Code, specifically item f of such best practice provision, which states that a supervisory board member is not independent if he/she (or his/her registered partner or other life companion, foster child or relative by blood or marriage up to the second degree as defined under Dutch law) is a member of the management board — or is a representative in some other way — of a legal entity which holds at least 10% of our shares, unless such entity is a member of our Group. We do however comply with corporate governance listing standards of the NYSE.

Our Supervisory Board also adopted specific bars to independence. On that basis, our Supervisory Board concluded, in its business judgment that all members qualify as independent based on the criteria set forth above.

The Supervisory Board is pleased to report the various activities of the Supervisory Board and the Supervisory Board Committees in 2014.

4.1. Composition of the Supervisory Board

Our Supervisory Board consists of such number of members as is resolved by our General Meeting of Shareholders upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our General Meeting of Shareholders’ concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

As of December 31, 2014, our Supervisory Board was composed of the following nine members:

Name	Position	Year Appointed	Term Expires	Nationality	Gender	Age
Maurizio Tamagnini	Chairman	2014(1)	2017	Italian	Male	49
Didier Lombard	Vice Chairman	2004	2017	French	Male	72
Jean d’Arthuys	Member	2011	2017	French	Male	48
Janet G. Davidson	Member	2013	2016	American	Female	58
Heleen Kersten	Member	2014(2)	2017	Dutch	Female	49
Jean-Georges Malcor	Member	2011	2017	French	Male	58
Alessandro Ovi	Member	2007	2016	Italian	Male	70
Alessandro Rivera	Member	2011	2017	Italian	Male	44
Martine Verluyten	Member	2012	2015	Belgian	Female	63
(1)	Mr. Tamagnini was appointed as a member of our Supervisory Board on June 13, 2014.
(2)	Ms. Kersten was appointed as a member of our Supervisory Board on June 13, 2014.

Resolutions of our Supervisory Board require the approval of at least three quarters of its members in office. Our Supervisory Board meets upon request by two or more of its members or by our Managing Board. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly, semi-annual and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website (www.st.com).

Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our General Meeting of Shareholders. Our Supervisory Board may make a proposal to our General Meeting of Shareholders for the suspension or dismissal of one or more of its members. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his/her term of office.

Biographies

Maurizio Tamagnini has been a member and the Chairman of our Supervisory Board since June 2014. He also serves on our Supervisory Board’s Nominating and Corporate Governance Committee and chairs its Compensation Committee and Strategic Committee. Mr. Tamagnini is currently Chief Executive Officer and Chairman of the Investment Committee of Fondo Strategico Italiano Spa (FSI), an investment company with €4.4 billion capital which invests in large corporates, sponsored by Cassa depositi e prestiti Spa. He was previously Southern European Manager of the Corporate & Investments Banking division of Bank of America Merrill Lynch and a member of the Executive Committee of Bank of America Merrill Lynch for the EMEA region. Mr. Tamagnini has gained over 25 years of experience in the financial sector specializing in the areas of Corporate Finance, Private Equity, Debt and Equity. Mr. Tamagnini is also Chairman of the Joint Venture between FSI and Qatar Holding (IQ Made in Italy Investment Company Spa) with capital endowment of up to €2 billion in total for investments in the food, brands, furniture & design and tourism sectors. He is also a member of the Advisory Board of RDIF (the Russian Direct Investment Fund), of the Italian Ministry of Economic Development Industrial Compact task force and was a member of the Organization Committee for the 2014 Worldwide Female Volleyball Championships, held in Milan. He holds a degree in International Monetary Economics from Bocconi University in Milan and has also studied at the Rensselaer Polytechnic Institute — Troy in New York, USA.

Didier Lombard has been a member of our Supervisory Board since 2004 and has been its Vice-Chairman since June 2014. He was the Supervisory Board’s Chairman from 2011 until 2014. Mr. Lombard serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. Lombard was appointed Chairman and Chief Executive Officer of Orange (formerly France Telecom) in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of Orange in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as Orange’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of Orange’s Executive Committee. Mr. Lombard was also a member of the board of directors of Thales until May 2014. He is also the Chairman of the board of directors of Technicolor (previously Thomson), one of our customers, as well as a member of the supervisory board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the supervisory board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Jean d’Arthuys has been a member of our Supervisory Board since May 2011. Mr. d’Arthuys serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nominating and Corporate Governance Committee. Mr. d’Arthuys is also the Chairman and CEO of FT1CI. He joined Bpifrance (formerly Fonds Stratégique d’Investissement) in 2010 as Director and member of the Executive Committee. Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom. He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9. Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007). He managed in particular the activities of digital television and the development of the Group. He was a board member of TPS, Sportfive and Newsweb. Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux. Mr. d’Arthuys is also a member of the board of directors of Eutelsat Communications S.A. and Talend Inc.. Mr. d’Arthuys graduated from HEC Business School.

Janet G. Davidson has been a member of our Supervisory Board since June 2013. She serves on our Supervisory Board’s Audit Committee and Strategic Committee. She began her career in 1979 as a member of the Technical Staff of Bell Laboratories, Lucent Technologies (as of 2006 Alcatel Lucent), and served from 1979 through 2011 in several key positions, most recently as Chief Strategy Officer (2005 – 2006), Chief Compliance Officer (2006 – 2008) and EVP Quality & Customer Care (2008 – 2011). From 2005 through 2012, Ms. Davidson was a member of the Lehigh University Board of Trustees. In 2007 she served on the Riverside Symphonia Board of Trustees and in 2005 and 2006, Ms. Davidson was a member of the Liberty Science Center Board of Trustees. Ms. Davidson was a member of the board of the Alcatel Lucent Foundation from 2011 until 2014. Ms. Davidson is a graduate of the Georgia Institute of Technology (Georgia Tech), Atlanta, GA, USA, and Lehigh University, Bethlehem, PA, USA and holds a Master’s degree in Electrical Engineering.

Heleen Kersten has been a member of our Supervisory Board since June 2014. She serves on our Supervisory Board’s Audit Committee and Compensation Committee and chairs its Nominating and Corporate Governance Committee. Ms. Kersten is a partner at Stibbe in Amsterdam, where she held the position of managing partner from 2008 to 2013. Stibbe is a Benelux law firm with offices in Amsterdam, Brussels, Luxembourg, London, New York, Dubai and Hong Kong. She began her career in 1989 with Stibbe before joining Davis Polk in New York and London (1992-1993). After her return to Stibbe Amsterdam, she rose through the ranks to become a partner in 1997. As a member of the Bar of Amsterdam since 1989, Ms. Kersten specializes in mergers and acquisitions, equity capital markets, corporate law and corporate governance. Ms. Kersten is currently a member of the supervisory boards of Egeria Investment B.V. (since 2007 and Chairman since October 2014) and Van Lanschot N.V. and certain of its group companies (since 2011). Ms. Kersten holds master’s degrees in Dutch law and tax law, both from Leiden University in the Netherlands.

Jean-Georges Malcor has been a member of our Supervisory Board since May 2011. He also serves on our Supervisory Board’s Audit Committee. Mr. Malcor is the Chief Executive Officer of CGG. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999, Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG in January 2010 as President and became CEO on June 30, 2010. Since June 2013, Mr. Malcor has been a member of the Supervisory Board (as well as its Appointment and Compensation Committee) of the Fives Group.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our General Meeting of Shareholders in March 2005. He was reappointed to our Supervisory Board at the 2007 Annual General Meeting of Shareholders. Mr. Ovi serves on our Supervisory Board’s Audit Committee and Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been special advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director of LandiRenzo S.p.A and Almaviva S.p.A. Mr. Ovi is a Life Trustee in Carnegie Mellon University and a member of the board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Alessandro Rivera has been a member of our Supervisory Board since May 2011. Mr. Rivera serves on our Supervisory Board’s Compensation Committee and Nominating and Corporate Governance Committee. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been the Government representative in the “Consiglio Superiore” of the Bank of Italy, and in the Financial Services Committee. Since 2013 he has been a member of the Board of Directors and Compensation Committee of Cassa Depositi e Prestiti. From 2011 to 2014 he was a member of the Board of Directors and Compensation Committee of Poste Italiane S.p.A.. From 2008 to 2011 he was a member of the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Martine Verluyten has been a member of our Supervisory Board since May 2012. Ms. Verluyten serves on our Supervisory Board’s Audit Committee and has been its Chair since April 22, 2013. Until 2011, Ms. Verluyten acted as CFO of Umicore N.V. based in Brussels. Previously she was CFO of Mobistar N.V. (2001-2006), having initially joined Mobistar in 2000 as Group Controller. She had earlier worked at Raychem since 1976, holding various management positions during her 23 year tenure, from Manager European Consolidations (1976-1979), to General Accounting Manager based in the US (1979-1983). She was then promoted to Division Controller Telecom Division Europe from 1983 to 1990. In 1990, she was appointed Finance & Administration Director back in Europe, then in 1995, Europe Controller Finance & Administration Director until 1999. Ms. Verluyten is also member of the board of directors of Thomas Cook plc, 3i plc and GBL (group Bruxelles Lambert). Ms. Verluyten began her career in 1973 at KPMG as an Auditor.

4.2. Meetings and activities of the Supervisory Board

Activities of the Supervisory Board.

Our Supervisory Board held 11 meetings in 2014, of which all were held in the presence of the sole member of the Managing Board, Chief Operating Officer, the Chief Financial Officer and the Corporate Strategy Officer, with the exception of the evaluation of the functioning of the sole member of our Managing Board and the functioning of our Supervisory Board, its Committees and its individual members as described below.

The items discussed in those meetings included recurring subjects such as the Annual Budget, STMicroelectronics’ financial performance, STMicroelectronics’ Annual Report on Form 20-F as well as its statutory IFRS Annual Report, objectives and results, strategy and operations review, reports of the various Committees of our Supervisory Board, the convocation of our General Meeting of Shareholders, the risks of STMicroelectronics’ business and the assessment by our Managing Board of the structure of our internal risk management and control systems, as well as any significant changes thereto, corporate governance requirements and developments, compensation of the sole member of our Managing Board and the performance of our Supervisory Board, its members and its Committees and of the sole member of our Managing Board. Certain Supervisory Board meetings also included presentations by senior executive management.

Outside the Supervisory Board meetings, the Chairman and other members of our Supervisory Board had regular contact with the sole member of the Managing Board, the Chief Operating Officer, the Chief Financial Officer and the Corporate Strategy Officer.

At one of our Supervisory Board meetings and in accordance with best practice provision III.1.8 of the Dutch Corporate Governance Code, our Supervisory Board discussed the corporate strategy and the main risks of the business, the results of the assessment by our Managing Board of the design and effectiveness of the internal risk management and control systems, as well as any significant changes thereto.

At one of our Supervisory Board meetings and in accordance with best practice provision III.1.7 of the Dutch Corporate Governance Code, our Supervisory Board evaluated outside the presence of the sole member of our Managing Board and other executive officers, the performance of the sole member of our Managing Board as well as of its own functioning, its members and its Committees. In doing so, the Chairman of our Supervisory Board had invited each member of our Supervisory Board to provide his/her comments on these topics to the Chairman. The Chairman then shared the main conclusions drawn from such comments with the other Supervisory Board members in the aforementioned Supervisory Board meeting. At that meeting our Supervisory Board unanimously concluded that the sole member of our Managing Board, the full Supervisory Board, its members and its Committees are functioning adequately.

Membership and Attendance.

As of December 31, 2014, the composition of our Supervisory Board’s committees was as follows:

None of the members of our Supervisory Board was frequently absent during the meetings held in 2014. Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2014 is as follows:

Number of meetings attended in 2014	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nominating and Corporate Governance Committee
Maurizio Tamagnini(1)	7	n/a	1	5	2
Didier Lombard	11	n/a	2	5	7
Jean d’Arthuys	8	n/a	1	4	5
Janet G. Davidson	11	9	n/a	5	n/a
Heleen Kersten(2)	6	4	n/a	n/a	2
Jean-Georges Malcor	11	9	n/a	n/a	n/a
Alessandro Ovi	10	7	n/a	5	n/a
Alessandro Rivera	9	n/a	2	n/a	6
Bruno Steve(3)	4	n/a	1	0	6
Martine Verluyten	11	10	n/a	n/a	n/a
Tom de Waard(4)	4	4	1	n/a	5
(1)	Mr. Tamagnini was appointed as a member of our Supervisory Board on June 13, 2014.
(2)	Ms. Kersten was appointed as a member of our Supervisory Board on June 13, 2014
(3)	Mr. Steve’s mandate as member of our Supervisory Board expired on June 13, 2014.
(4)	Mr. de Waard’s mandate as a member of our Supervisory Board expired on June 13, 2014.

4.3. Audit Committee

The Audit Committee was established in 1996 to assist our Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

The Audit Committee met 10 times during 2014. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to discuss with our CEO, CFO, Head of Corporate Control, General Counsel, Chief Compliance Officer, Chief Audit and Risk Executive and external and internal auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. The Audit Committee also proceeded with its annual review of the internal audit function. The Audit Committee reviewed the annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2014, and the results press release was published on January 28, 2015.

The Audit Committee approved the compensation of the external auditors for 2014 and discussed the scope of their audit, audit related and non-audit related services for 2015. The Audit Committee also initiated the selection process of our next external auditors, who will be proposed for appointment at our 2015 General Meeting of Shareholders.

The Audit Committee reviewed our semi-annual Consolidated Financial Statements (and notes thereto) prior to its approval by our Supervisory Board and had the opportunity to raise questions to management and the independent auditor. The Audit Committee also reviewed our Consolidated Financial Statements contained in our Annual Report, prior to its approval by our Supervisory Board. Furthermore, the Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our Annual General Meeting of Shareholders, which was held on June 13, 2014.

Also in 2014, the Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes Oxley Act. In addition, the Audit Committee regularly reviewed management’s conclusions as to the effectiveness of internal control over financial reporting, and supervised the implementation of our corporate Enterprise Risk Management (“ERM”) process which is led by our Chief Audit and Risk Executive.

As part of each of its quarterly meetings, the Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

4.4. Compensation Committee

The Compensation Committee was established to advise our Supervisory Board in relation to the compensation of our President and Chief Executive Officer and sole member of our Managing Board, including the variable portion of such compensation based on performance criteria recommended by the Compensation Committee. The Compensation Committee also reviews the stock based compensation plans for our senior managers and key employees. The Compensation Committee met 2 times in 2014.

Among its main activities, in 2014 the Compensation Committee: (i) reviewed the objectives met as compared to the performance criteria relating to the CEO bonus for the fiscal year ended on December 31, 2013; (ii) reviewed the performance criteria relating to the CEO bonus for the fiscal year ending on December 31, 2014; and (iii) established, on behalf and with the approval of the entire Supervisory Board, the applicable performance criteria, which must be met by senior managers and selected key employees participating in the employees stock award plans to benefit from such awards. In particular, our Compensation Committee recommended that the performance targets for the bonus of our CEO be based on, among other factors, the Company’s share price evolution versus SOXX, revenues growth as well as certain financial targets and special programs.

For the 2014 unvested stock award plan, the Compensation Committee, on behalf and with the approval of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income evolution, as compared against a panel of semiconductor companies, and cash flow targets.

4.5. Strategic Committee

The Strategic Committee was established to advise our Supervisory Board on and monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of corporate strategies and in reviewing long-term planning and budgeting. The Strategic Committee met 5 times in 2014. In addition, there were strategic discussions, many of which occurred at extended Supervisory Board meetings and involved all Supervisory Board members. Among its main activities, the Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

4.6. Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was created to advise our Supervisory Board on the selection criteria and procedures relating to the appointment of members to our Supervisory Board and Managing Board, and to review principles relating to corporate governance. The Nominating and Corporate Governance Committee met 7 times during 2014 to discuss proposals for the appointment of members to our Supervisory Board, recent developments in Dutch and U.S. law and best practices regarding corporate governance, the process for the self-evaluation of our Supervisory Board, and preparations for our General Meeting of Shareholders.

4.7. Secretariat and Controllers

Our Supervisory Board appoints a Secretary and Vice Secretary. Furthermore, our Managing Board makes an Executive Secretary available to our Supervisory Board, who is also appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of our Supervisory Board. The mission of the Secretariat is primarily to organize meetings, to ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Mr. Gabriele Pagnotta serves as Secretary, Mr. Bertrand Loubert serves as Vice Secretary and Mr. Philippe Dereeper, our Chief Compliance Officer, serves as Executive Secretary for our Supervisory Board and for each of the Committees of our Supervisory Board.

Our Supervisory Board appoints two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our Supervisory Board. The current Controllers are Messrs. Nicolas Manardo and Giorgio Ambrosini.

The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers. For more information, please refer to Item 5.11.1.3. “Corporate Governance”.

4.8. Remuneration report

4.8.1. Supervisory board remuneration

The aggregate compensation for current and former members of our Supervisory Board with respect to service in 2014 was €1,011,500, before any applicable withholding taxes, as set forth in the following table.

In Euros	2014 (1)
Maurizio Tamagnini(2)	159,000
Didier Lombard	171,000
Jean d’Arthuys	0	(3)
Janet G. Davidson	106,500
Heleen Kersten(4)	98,500
Jean-Georges Malcor	97,500
Alessandro Ovi	107,000
Alessandro Rivera	95,500
Martine Verluyten	150,500
Bruno Steve(5)	11,000
Tom de Waard(6)	15,000
Total	1,011,500
(1)	These amounts include a fixed annual compensation for the directors’ mandate, together with attendance fees from January 1, 2014 until December 31, 2014.
(2)	Mr. Tamagnini was appointed as a member and Chairman of our Supervisory Board on June 13, 2014.
(3)
Mr. d’Arthuys would have been entitled to receive €101,500 in 2014, but he waived his right to receive any compensation from the Company in relation to his mandate as a member of our Supervisory Board.

(4)	Ms. Kersten was appointed as a member of our Supervisory Board on June 13, 2014.
(5)	Mr. Steve’s mandate as member of our Supervisory Board expired on June 13, 2014.
(6)	Mr. de Waard’s mandate as a member of our Supervisory Board expired on June 13, 2014.

We do not have any service agreements with members of our Supervisory Board. We did not extend any loans or overdrafts to any of our Supervisory Board members. Furthermore, we have not guaranteed any debts or concluded any leases with any of our Supervisory Board members or their families.

For further details on the compensation of the members of our Supervisory Board we refer to Note 7.6.34 to our consolidated financial statements.

4.8.2. Senior Management remuneration

Our senior management, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, receive a combination of short term and long term compensation, including fixed salary, annual cash bonus incentive, long term incentive in the form of unvested stock awards, pensions rights and other cash or non-cash benefits.

The following table sets forth the total amount paid as compensation in 2014, 2013 and 2012 to the members of our senior management (including Mr. Carlo Bozotti) on duty on December 31st of each year, before applicable withholding taxes and social contributions (amounts in million). Our senior management team was composed of 26 members in 2014:

	2014	2013	2012
Total(1)	$18.0	$17.4	$20.4
(1)	In addition, relative charges and non-cash benefits were approximately $11.7 million in 2014, $10.9 million in 2013 and $11.4 million in 2012.

The annual cash bonus incentive, which we call Corporate Executive Incentive Program (the “EIP”), entitles selected executives to a yearly bonus based upon the assessment of the achievement of individual objectives that are set on a yearly basis and focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect the overall performance of our Company.

The amounts paid in 2014 to the 26 members of our senior management (including Mr. Carlo Bozotti, the sole member of our Managing Board, President and CEO) pursuant to the Corporate Executive Incentive Program represented approximately 29.84% of the total compensation paid to our senior management.

	Bonus paid in 2014 (2013 performance)	Bonus paid in 2013 (2012 performance)	Bonus paid in 2012 (2011 performance)
Bonus (cash) amount	$5,361,171	$3,878,183	$4,179,233
Ratio bonus / base salary + EIP	29.84%	22.67%	20.46%

Our Supervisory Board has approved the establishment of a complementary pension plan for certain members of our senior management, comprising the sole member of our Managing Board, President and CEO, and certain other key executives as selected by the sole member of our Managing Board, President and CEO, according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. With respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2014, we made a contribution of approximately $0.3 million to the plan of our current sole member of our Managing Board, President and CEO, and $0.5 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2014 and no longer salaried in 2014, was $0.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2014 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2014 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.1 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

For further details on the compensation of our Senior Management we also refer to Note 7.6.34 to our consolidated financial statements.

4.8.3. Managing Board remuneration

The remuneration of the sole member of our Managing Board is determined by our Supervisory Board on the advice of the Compensation Committee and within the scope of the remuneration policy as adopted by our 2005 Annual General Meeting of Shareholders. For further details on the compensation of the sole member of our Managing Board and President and CEO we also refer to Note 7.6.34 to our consolidated financial statements.

Mr. Carlo Bozotti, the sole member of our Managing Board and President and CEO, receives compensation in the form of: a fixed salary, annual bonus, stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. Set forth in the following table is Mr. Carlo Bozotti’s total compensation in 2014, 2013 and 2012:

	2014	2013	2012
Salary (US$)	997,755	1,059,559	1,028,792
Bonus(1) (US$)	808,308	1,165,514	823,035
Charges and Non-cash Benefits(2) (US$)	1,183,521	1,181,232	655,807
Total (US$)	2,989,584	3,406,305	2,507,634
(1)
The bonus paid in 2014, 2013 and 2012 was approved by the Compensation Committee and Supervisory Board with respect to the 2013, 2012 and 2011 financial year, respectively, based on the evaluation and assessment of the actual fulfillment of a number of pre-defined objectives for such year.

(2)
Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances. In accordance with the resolutions adopted at our General Meeting of Shareholders held on May 30, 2012, the bonus of the sole member of our Managing Board and President and CEO in 2014 and 2013 included a portion of a bonus payable in stock awards and corresponding to 47,809 and 33,621 shares, respectively, based on fulfillment of a number of pre-defined objectives. In addition, Mr. Bozotti was granted, in accordance with the compensation policy adopted by our General Meeting of Shareholders and subsequent shareholder authorizations, up to 100,000 unvested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our General Meeting of Shareholders on June 13, 2014 for a three year period. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, the EIP, Pension and other items covered by the compensation policy adopted by our General meeting of Shareholders. While, as of 2013, the relationship between a member of the managing board and a listed Dutch company will be treated as a mandate agreement, not an employment agreement, existing employment agreements, including the employment agreement between us and our sole member of the Managing Board, will remain in effect.

(i)	CEO Bonus

In accordance with the resolutions adopted at our General Meeting of Shareholders held on May 30, 2012, the annual bonus of the sole member of our Managing Board and President and CEO is composed of a portion payable in cash (up to a maximum of 150% of the base salary for the relevant year) and a portion payable in shares (up to a maximum of 60% of the base salary for the relevant year), all subject to the assessment and fulfillment of a number of pre-defined conditions which are set annually by the Compensation Committee of our Supervisory Board. Consistent with the compensation policy adopted by our General Meeting of Shareholders, the Supervisory Board, upon the recommendation of its Compensation Committee, set the conditions and performance criteria that must be met by Mr. Bozotti for the attribution of his 2014 bonus. Those conditions are based, inter alia, on revenues, certain budget targets, share price evolution, as well as certain special projects. The evaluation and assessment of the fulfillment of those conditions and performance criteria, are done by the Compensation Committee of our Supervisory Board within the first months of the following year (i.e. in 2015 for the 2014 CEO bonus), in order to determine the actual amount of the CEO bonus.

(ii)	CEO Stock Awards

The Supervisory Board, upon recommendation of the Compensation Committee, determine whether the performance criteria, each equally weighted at 33.33% as described below, have been met and conclude whether and to which extent all eligible employees, including Mr. Bozotti, are entitled to any stock awards under the stock award plan. The stock awards vest 32% one year, a further 32% two years and the remaining 36% three years, respectively, after the date of the grant as defined by the plan, provided that Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

Unvested stock awards allocation
Year	Performance achieved	Result	Details
2014	33.33%(1)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met
2013	33.33%(1)	1 criteria out of 3 met	Evolution of Sales criteria not met Evolution of Operating Income criteria not met Operating Cash Flow target met
2012	66.67%(1)	2 criteria out of 3 met	Evolution of Sales criteria met Evolution of Operating Income criteria not met Cash Flow target met
(1)	In accordance with the resolution adopted by our General Meeting of Shareholders, the maximum grant allowed for each of 2012, 2013 and 2014 was 100,000 unvested stocks awards.

During 2014, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

For further details on the compensation of the sole member of our Managing Board and President and CEO we also refer to Note 7.6.34 to our consolidated financial statements.

For further information regarding stock options and other stock based compensation granted to members of our Supervisory Board, the Managing Board and our senior management, please refer to “4.8.5. Stock Awards and Options” below.

4.8.4. Share ownership

None of the members of our Supervisory Board and Managing Board or our senior management holds shares or options to acquire shares representing more than 1% of our issued share capital.

4.8.5. Stock awards and options

Our stock-based compensation plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or unvested stock awards for our senior management as well as key employees. Upon the proposal of our Supervisory Board, our General Meeting of Shareholders held on June 21, 2013 resolved to abolish and terminate the stock-based compensation for members and professionals of our Supervisory Board as (previously) included in the three-year stock-based compensation plans for members and professionals of the Supervisory Board.

Pursuant to the shareholders’ resolutions adopted by our General Meeting of Shareholders, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•
approved, for a five year period, our 2008 unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us;

•	approved conditions relating to our 2009 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2010 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2011 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2012 unvested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•
approved, for a four year period, our 2013 unvested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance (for selected employees) and continued service with us; and

•	approved conditions relating to our 2014 unvested stock award allocation under the 2013 Stock Award Plan, including restriction criteria linked to our performance (for selected employees).

We use our treasury shares to cover the stock awards granted under the unvested stock award plans. In the year ended as of December 31, 2014, 3,238,820 stock awards granted in relation to 2012 and 2013 had vested, leaving 36,857,722 treasury shares outstanding. The stock based awards granted in 2014 generated an expense of $12 million in the consolidated statement of income for 2014, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

The exercise of stock options and the sale or purchase of shares of our stock by the members or professionals of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

4.8.6. Employee and Managing Board stock-based compensation plans

4.8.6.1.        2001 Stock Option Plan.

Our 2001 General Meeting of Shareholders approved resolutions authorizing our Supervisory Board, for a period of five years, to adopt and administer a stock option plan (in the form of five annual tranches) that provided for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from our Supervisory Board and, since 2005, has been submitted for approval by our General Meeting of Shareholders. The amount of stock options granted to other employees was made by our Compensation Committee on delegation by our Supervisory Board and following the recommendation of the sole member of our Managing Board and President and CEO. In addition, our Supervisory Board delegated to the sole member of our Managing Board and President and CEO the flexibility to grant, each year, up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

In 2005, our Annual shareholders at our Annual General Meeting of Shareholders approved a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million unvested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 unvested stock awards instead of stock options to our President and CEO. A total of 4,159,915 unvested stock awards have been granted pursuant to the modification of such plan, which includes unvested stock awards that were granted to employees who subsequently left our Company thereby forfeiting their awards. Certain forfeited unvested stock awards were subsequently awarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the unvested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and unvested as of December 31, 2014.

2001 Plan (Employees)
April 25, 2001 (outstanding grants)

	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17
Date of the grant	14-Mar-03	3-Jun-03	24-Oct-03	2-Jan-04	26-Apr-04	1-Sep-04	31-Jan-05	17-Mar-05
Total Number of Shares which may be purchased	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
Expiration Date	14-Mar-13	3-Jun-13	24-Oct-13	2-Jan-14	26-Apr-14	1-Sep-14	31-Jan-15	17-Mar-15
Exercise Price	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	14-Mar-06	3-Jun-06	24-Oct-06	2-Jan-07	26-Apr-07	1-Sep-07	31-Jan-08	17-Mar-08
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	14-Mar-07	3-Jun-07	24-Oct-07	2-Jan-08	14-Mar-08	1-Sep-08	31-Jan-09	17-Mar-09
Number of Shares to be acquired with Outstanding Options as of December 31, 2014	0	0	0	0	0	0	4,300	0
Held by Managing Board/ Executive Officers	0	0	0	0	0	0	0	0

4.8.6.2.         2008 Unvested Stock Award Plan — 2011 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2011 Annual General Meeting of Shareholders, up to 6,150,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our Annual General Meeting of Shareholders in 2011 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 5,976,630 unvested stock awards have been granted under such allocation as of December 31, 2014, out of which none remain outstanding and unvested as of December 31, 2014.

4.8.6.3.        2008 Unvested Stock Award Plan — 2012 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2008 Annual General Meeting of Shareholders and further approved by our 2012 Annual General Meeting of Shareholders, up to 6,500,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our Annual General Meeting of Shareholders in 2012 approved the grant of up to 100,000 unvested Stock Awards to our President and CEO. 6,520,765 unvested stock awards have been granted under such allocation as of December 31, 2014, out of which 1,380,204 remain outstanding but unvested as of December 31, 2014.

4.8.6.4.        2013 Unvested Stock Award Plan — 2013 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2013 Annual General Meeting of Shareholders, up to 6,900,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our Annual General Meeting of Shareholders in 2013 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 6,412,045 unvested stock awards have been granted under such allocation as of December 31, 2014, out of which 2,872,368 remain outstanding but unvested as of December 31, 2014.

4.8.6.5.        2013 Unvested Stock Award Plan — 2014 Allocation

In accordance with the Employee Unvested Share Award Plan, as approved by our 2013 Annual General Meeting of Shareholders, up to 6,900,000 unvested stock awards could be granted to our senior executives and certain of our key employees. Our Annual General Meeting of Shareholders in 2014 approved the grant of up to 100,000 unvested stock awards to our President and CEO. 6,959,210 unvested stock awards have been granted under such allocation as of December 31, 2014, out of which 6,923,705 remain outstanding and unvested as of December 31, 2014.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, has approved the conditions which shall apply (when applicable) to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2014, and to the continued presence at the defined vesting dates in 2015, 2016 and 2017 of the beneficiaries of the unvested stock awards.

Furthermore, the Compensation Committee, on behalf of our Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,900,000 for 2014.

4.8.7. Supervisory Board stock option plans

The members of our Supervisory Board used to receive stock-based compensation until the year 2012. The termination of stock-based compensation for members (and professionals) of our Supervisory Board was adopted by our 2013 Annual General Meeting of Shareholders. We are therefore in compliance with best practice provision III.7.1 of the Dutch Corporate Governance Code from the 2013 financial year.

4.8.7.1.         2002 Stock Option Plan for members and professionals of the Supervisory Board.

Our 2002 General Meeting of Shareholders approved the adoption of a stock option plan for members and professionals of our Supervisory Board (the “2002 Stock Option Plan”). The 2002 Stock Option Plan provided for the grant of 12,000 options per year to each member of our Supervisory Board and 6,000 options per year to the professionals of our Supervisory Board. Pursuant to the 2002 Stock Option Plan, stock options for the subscription of 396,000 shares were granted to the members and professionals of our Supervisory Board, as shown in the table below:

2002 Plan (for Supervisory Board members and professionals)
(outstanding grants)

	March 27, 2002
Date of General Meeting of Shareholders	Tranche 1	Tranche 2	Tranche 3
Date of the grant	25-Apr-02	14-Mar-03	26-Apr-04
Total Number of Shares which may be purchased	132,000	132,000	132,000
Vesting Date	25-May-02	14-Apr-03	26-May-04
Expiration Date	25-Apr-12	14-Mar-13	26-Apr-14
Exercise Price	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2014	0	0	0

4.8.7.2. 2005, 2006 and 2007 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2005 Annual General Meeting of Shareholders approved the adoption of a three-year stock-based compensation plan for Supervisory Board members and professionals. The plan provided for the grant of a maximum number of 6,000 stock awards per year for each member of our Supervisory Board and 3,000 stock awards for each of the professionals of our Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our share. Pursuant to our 2007 Annual General Meeting of Shareholders, the 2005 plan was modified and the maximum number was increased to 15,000 stock awards per year for each member of our Supervisory Board and 7,500 stock awards per year for each professional of our Supervisory Board for the remaining year of the plan.

In 2005, 66,000 stock awards were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 stock awards were granted to the beneficiaries under such plan, which had all vested as of December 31, 2009. In 2007, 165,000 stock awards were granted to the beneficiaries under such plan, which had all vested as of December 31, 2010.

The table below reflects the grants to our Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan as of December 31, 2014.

	2005	2006	2007
Total number of stock awards outstanding	22,115	21,000	46,500
Expiration date	25-Oct-15	29-Apr-16	28-Apr-17

4.8.7.3. 2008, 2009 and 2010 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2008 Annual General Meeting of Shareholders approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 stock awards per year for each member of our Supervisory Board and 7,500 stock awards for each of the professionals of our Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our shares. In 2008, 165,000 stock awards were granted to the beneficiaries under such plan, out of which 60,000 were outstanding as of December 31, 2014. In 2009, 165,000 stock awards were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2014. In 2010, 172,500 stock awards were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2014.

The table below reflects the grants to our Supervisory Board members and professionals under the 2008 Stock Based Compensation Plan as of December 31, 2014.

	2008	2009	2010
Total number of stock awards outstanding	60,000	75,000	75,000
Expiration date	16-May-18	20-May-19	27-May-20

4.8.7.4. 2011 and 2012 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2011 Annual General Meeting of Shareholders approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 stock awards per year for each member of our Supervisory Board and 7,500 stock awards for each of the professionals of our Supervisory Board at an exercise price of €1.04 per share, corresponding to the nominal value of our shares. In 2011, 172,500 stock awards were granted to the beneficiaries under such plan, out of which 97,500 were outstanding as of December 31, 2014. In 2012, 180,000 stock awards were granted to the beneficiaries under such plan, out of which 102,500 were outstanding as of December 31, 2014.

	2011	2012
Total number of Shares outstanding	97,500	102,500
Expiration date	5-May-21	2-Jun-22

At our Annual General Meeting of Shareholders held on June 21, 2013, it was resolved to abolish and terminate the stock-based compensation for our Supervisory Board members and professionals as (previously) included in the three-year Stock-Based Compensation Plan for members and professionals of our Supervisory Board. No options were granted in 2013 and 2014 to our Supervisory Board.

5.    Corporate Governance

5.1. Commitment to the principles of good corporate governance

Our consistent commitment to the principles of good corporate governance is evidenced by:

•
Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•
Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•
Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business;

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues;

•
Our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•
Our Principles of Sustainable Excellence (“PSE”), which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners;

•
Our Corporate Ethics Committee, chaired by our Chief Audit and Risk Executive, whose mandate is to provide support to our management in its efforts to foster a business ethics culture consistent across regions, functions and organizations;

•	Our Chief Compliance Officer, who reports to our General Counsel, also acts as Executive Secretary to our Supervisory Board; and

•
Our Chief Audit and Risk Executive, who reports directly to our Audit Committee for Internal Audit and directly to the CEO for ERM is also responsible for our Corporate Ethics Committee, our whistle-blowing hotline and related investigations.

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in The Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 Annual General Meeting of Shareholders. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our Annual General Meeting of Shareholders. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter, which is incorporated by reference herein, is posted on our website, at www.st.com, and these documents are available in print to any shareholder who may request them. As required by the Dutch Corporate Governance Code, this Corporate Governance Chapter includes information on the broad outline of our corporate governance structure and our compliance with the Code.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. In fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE. For more information please refer to item 4 “Report of the Supervisory Board”.

Our Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

Pursuant to our Supervisory Board Charter, our Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company on the one hand and members of our Supervisory Board and Managing Board on the other hand. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our General Meeting of Shareholders pursuant to Dutch law.

For example, one of the members of our Supervisory Board is a member of the board of directors of Technicolor and Thales and a family member of one of the members of our Supervisory Board is an officer at GlobalFoundries. A former member of our Supervisory Board, whose mandate ended in June 2014, is a member of the supervisory board of BESI and a former member of our Supervisory Board, whose mandate ended in June 2013, is a director of Oracle Corporation (“Oracle”) and Flextronics International. A former member of our senior management, who resigned effective March 2013, is a member of the board of directors of Soitec and Adecco. Adecco, GlobalFoundries, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec, GlobalFoundries and BESI as well as with Technicolor and Flextronics. From time to time, we may enter into transactions with or invest in subsidiaries of certain of our significant shareholders, former shareholders or other companies in which they invest (including but not limited to: Adecco, Areva, Altis, MicroOLED and Orange). Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members or, where applicable, the senior managers concerned, and we believe that they are made in line with market practices and conditions. Best practice provisions III.6.1. up to and including III.6.3 of the Dutch Corporate Governance Code have been complied with.

5.2. General Meeting of Shareholders

Our ordinary shareholders’ meetings are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, The Netherlands. Extraordinary shareholders’ meetings may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend shareholders’ meetings of at least 10% of the total issued share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that the Managing Board or the Supervisory Board does not convene the shareholders’ meeting within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

Notice of shareholders’ meetings shall be given by our Managing Board or by our Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend the shareholders’ meetings that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening the shareholders’ meeting shall be given with due observance of the statutory notice period, which is currently 42 days prior to the meeting.

The notice of the shareholders’ meeting states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, proposals of persons who are entitled to attend shareholders’ meetings will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50 million. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website. As of July 1, 2013, a new Dutch statutory provision entered into force requiring a shareholder requesting discussion of an agenda item to disclose to us its entire beneficial interest (long and short position). We are required to mention this interest on our website.

Dutch law prescribes a fixed registration date of 28 days prior to the date of the General Meeting of Shareholders, which means that shareholders and other persons entitled to attend General Meeting of Shareholders are those persons who have such rights at such date and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend General Meeting of Shareholders at the time of the meeting if a registration date would not be applicable.

Unless otherwise required by our Articles of Association or Dutch law, resolutions of General Meetings of Shareholders require the approval of a majority of the votes cast at a meeting at which at least fifteen percent of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution. We may not vote our shares held in treasury. Blank and invalid votes shall not be counted.

In general, the most important items of our General Meetings of Shareholders are:

•	the adoption of our annual accounts;

•	the adoption of a dividend;

•	the discharge of the members of our Managing Board and Supervisory Board;

•	the adoption of the compensation policy of our Managing Board;

•	the determination of the compensation of the members of our Supervisory Board;

•	the appointment, suspension and dismissal of the sole member of our Managing Board;

•	the appointment, suspension and dismissal of the members of our Supervisory Board;

•	the appointment of our auditors;

•	the authorization to our Managing Board to repurchase shares;

•	the issuance of shares and the granting of rights to subscribe for shares (option rights) as well as the delegation of these authorities to our Supervisory Board;

•	approving resolutions of our Managing Board as referred to below under “Managing Board”; and

•	resolutions regarding the amendment of our Articles of Association, our liquidation, legal merger and legal demerger.

Under Dutch law, our General Meeting of Shareholders has the authority to adopt our statutory IFRS annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders does not have the authority to amend our statutory IFRS annual accounts as prepared by our Managing Board. Our General Meeting of Shareholders can:

i.	either adopt our statutory IFRS annual accounts in the form as prepared by our Managing Board; or

ii.	instruct our Managing Board to amend our statutory IFRS annual accounts before adopting these annual accounts; or

iii.	not adopt the statutory IFRS annual accounts.

If our General Meeting of Shareholders instructs our Managing Board to amend our statutory IFRS annual accounts, our Managing Board is required to make the necessary amendments, unless the instruction contravenes the provisions of reasonableness and fairness (redelijkheid en billijkheid). Furthermore, the instruction must not contravene with the applicable presentation rules for the statutory IFRS annual accounts, including requirements of consistency and balance continuity. If there are multiple options, our General Meeting of Shareholders is authorized to decide with due observance of said limits.

If there are doubts regarding the correctness of our statutory IFRS annual accounts, the annual report and the other information, a petition for revision of our statutory IFRS annual accounts can be filed with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal in The Netherlands by each interested party on the basis of non-compliance with the applicable presentation requirements for the statutory IFRS annual accounts, the annual report and/or the other information prescribed by the EU IFRS regime, Title 9 of Book 2 of the Dutch Civil Code and/or the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). The petition must state in which respect the documents require revision. The petition can also be filed by the Advocate General (advocaat-generaal) of the Amsterdam Court of Appeal on the basis of public interest as well as the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) with due observance of Section 4 of the Dutch Financial Markets Supervision Act.

5.3. Supervisory Board

Our Supervisory Board advises our Managing Board and is responsible for supervising the policies pursued by our Managing Board and the general course of our affairs and business. In discharging its duties, our Supervisory Board shall be guided by our interests and our business; it shall take into account the relevant interests of all those involved in us (including our shareholders). Our Supervisory Board is responsible for the quality of its own performance.

Our Supervisory Board consists of such number of members as is resolved by our General Meeting of Shareholders upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our General Meeting of Shareholders concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met.

As of January 1, 2013, certain Dutch statutory provisions have been introduced limiting the number of supervisory positions that members of our Supervisory Board may hold. A member of our Supervisory Board can only be appointed as such if he/she does not hold more than four supervisory positions at other so-called ‘large’ Dutch entities. In this connection, the position of chairman equals two positions. The term supervisory position means the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position, and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account. For purposes of the foregoing, ‘large’ Dutch entities are Dutch limited liability companies, private companies with limited liability and foundations which meet at least two of the following three criteria (‘Large Dutch Entities’): (i) the value of the assets according to the (consolidated) balance sheet with explanatory notes exceeds € 17.5 million; (ii) the net turnover for the financial year exceeds € 35 million; or (iii) there are, on average, 250 or more employees during the financial year.

As of January 1, 2013, statutory provisions have been introduced to ensure a balanced participation by men and women in supervisory boards. Where seats on a supervisory board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. We meet this criterium.

In accordance with the criteria as reflected in our Supervisory Board Charter, members of our Supervisory Board are selected on the basis of their specific business, financial, technical and/or legal expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as Supervisory Board members. Our Supervisory Board endorses the principle of a diversified Supervisory Board, including the aforementioned statutory gender balance rules, within the scope of the criteria as reflected in our Supervisory Board Charter. This is demonstrated by the appointment of Ms. Martine Verluyten as member of our Supervisory Board at our 2012 General Meeting of Shareholders, the appointment of Ms. Janet G. Davidson as member of our Supervisory Board at our 2013 Annual General Meeting of Shareholders and the appointment of Ms. Heleen Kersten as member of our Supervisory Board at our 2014 Annual General Meeting of Shareholders. We will continue to strive for an appropriate balance as recommended by the aforementioned statutory gender balance rules.

Members of our Supervisory Board may be suspended or dismissed by our General Meeting of Shareholders by a simple majority of the votes cast at a meeting where at least fifteen percent of the issued and outstanding share capital is present or represented. Our Supervisory Board may make a proposal to our General Meeting of Shareholders for the suspension or dismissal of one or more of its members.

The responsibilities of our Supervisory Board include (but are not limited to):

•
supervising, monitoring, and advising our Managing Board on: (i) our performance, (ii) our strategy and risks inherent to our business activities, (iii) the structure and management of the internal risk management and control systems, and (iv) compliance with legislation and regulations;

•	disclosing, complying with and enforcing our corporate governance structure;

•	selecting and recommending the appointment of the member(s) of the Managing Board;

•
proposing the compensation policy for the member(s) of our Managing Board (such policy to be adopted by our shareholders’ meeting), fixing the compensation annually and the contractual terms and conditions of employment of the member(s) of our Managing Board (in accordance with the said compensation policy);

•	electing and recommending the appointment of the members of our Supervisory Board and proposing their remuneration;

•
evaluating and assessing the functioning of our Managing Board, our Supervisory Board, and their individual members (including the evaluation of our Supervisory Board’s profile and the induction, education and training program);

•
handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of our Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by the Audit Committee;

•	reviewing and approving our whistle-blower procedures upon approval by the Audit Committee;

•	handling, and deciding on, reported alleged irregularities that relate to the functioning of our Managing Board;

•	approving decisions by our Managing Board as referred above under “Managing Board”;

•	supervising the adoption and implementation by our Managing Board on a consolidated basis of strategic pluri-annual plans and annual budgets in line with the decisions of our Supervisory Board;

•
on an annual basis, the renewal of the authorization by our Managing Board to issue guarantees to companies whose accounts are consolidated by us, as well as guarantees granted to third parties including nonconsolidated subsidiaries of us; and

•
declaring independently as well as proposing to the shareholders’ meeting to declare, distributions out of our share premium reserve and other reserves available for shareholder distributions under Dutch law.

Our Supervisory Board Charter, as posted on our website, contains detailed provisions on the reporting and handling of (potential) conflicts of interest.

For information on the identity of our Supervisory Board members, including its committees, as well as the compensation of the members of our Supervisory Board, see the report of our Supervisory Board. We believe that at least one member of our Supervisory Board can be regarded as a financial expert within the meaning of best practice provision III.3.2 of the Dutch Corporate Governance Code.

For information on the role and identity of the committees of our Supervisory Board, see the report of our Supervisory Board.

5.4. Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, who was re-appointed in 2014 for a three-year term to expire at the end of our 2017 General Meeting of Shareholders, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Since its creation in 1987, our Managing Board has always been comprised of a sole member. The member of our Managing Board is appointed for a three year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three year term, as defined in our Articles of Association (upon approval of at least three quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

As of January 1, 2013 certain Dutch statutory provisions have been introduced limiting the number of supervisory positions that the sole member of our Managing Board may hold. A member of our Managing Board can only be appointed as such if he/she does not hold more than two supervisory positions at other Large Dutch Entities and does not hold the position of chairman of the supervisory board or one-tier board at such other entity. The term supervisory position means the position of supervisory director, non-executive director or member of a supervisory board that has been set up pursuant to the articles of association. Supervisory positions at several entities belonging to the same group constitute one position and supervisory positions at non-Dutch entities are not taken into account. Furthermore, an appointment by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal as part of corporate inquiry proceedings is not taken into account.

As of January 1, 2013, statutory provisions have been introduced to ensure a balanced participation by men and women in our Managing Board. Where seats on a managing board are to be divided among individuals, balanced participation is deemed to exist if at least 30% of the seats are taken by men and at least 30% by women. Since its creation in 1987, our Managing Board has always been comprised of a sole member as result of which by definition gender balance cannot be reached.

As of January 1, 2014, Dutch statutory provisions have been introduced to adjust and reclaim bonuses of members of a managing board of (among others) Dutch public limited liability companies, including us. Bonuses that have been granted (but not yet paid) to our sole member of the Managing Board can be adjusted in retrospect to an appropriate amount if such bonus under the circumstances would be inappropriate according to principles of reasonableness and fairness. Also, bonuses that have been granted (and paid) to the sole member of our Managing Board can be reclaimed in retrospect in whole or in part if the bonus was granted on the basis of incorrect information regarding the achievement of certain targets on which the bonus was based or regarding circumstances subject to which the bonus was granted. If and when any remuneration has been adjusted or reclaimed, we will be obliged to include a statement in the explanation to our statutory IFRS Annual Accounts regarding the amount of the adjustment or reclamation of such bonus.

Furthermore, these new statutory provisions prescribe that in the event of (a) a public offer on our common shares, (b) a proposal to approve a Managing Board resolution regarding a significant change in the identity or nature of us or our enterprise (as further described below under “Authority of our Shareholders’ Meeting (Articles 12, 16, 19, 25, 28, 32 and 41)”, and (c) a proposal for a legal merger or legal demerger, we are obliged to set off the amount of the increase in value of shares, depositary receipts or rights to claim or acquire shares that were granted by way of remuneration to the sole member of our Managing Board with his remuneration in any of the events described above.

Finally, these new statutory provisions prescribe that at the General Meeting of Shareholders in which the statutory IFRS Annual Accounts are adopted, the implementation of the compensation policy during the past financial year must be accounted for.

Our General Meeting of Shareholders may suspend or dismiss one or more members of our Managing Board at a meeting at which at least one half of the outstanding share capital is present or represented. If a quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal of one or more members of our Managing Board. Such a quorum is not required if a suspension or dismissal is proposed by our Supervisory Board. In that case, a resolution to dismiss or to suspend a member of our Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our issued and outstanding share capital is present or represented. Our Supervisory Board may suspend members of our Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension. Our Supervisory Board shall appoint one or more persons who shall, at any time, in the event of absence or inability to act of all the members of our Managing Board, be temporarily responsible for our management.

As of January 1, 2013, the relationship between a member of the managing board and a listed Dutch company can no longer be treated as an employment agreement. In practice, it will be treated as a mandate agreement. However, existing employment agreements, including the employment agreement between us and our current sole member of the Managing Board, will remain in effect.

Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from our shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association, our Managing Board must obtain prior approval from our Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders’ meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding R&D, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by our Supervisory Board. In addition, under our Articles of Association, our Supervisory Board and our shareholders’ meeting may specify by resolution certain additional actions by our Managing Board that require its prior approval.

In accordance with our Corporate Governance Charter, the sole member of our Managing Board and our senior managers may not serve on the board of a public company without the prior approval of our Supervisory Board. Pursuant to the charter adopted by our Supervisory Board, the sole member of our Managing Board must inform our Supervisory Board of any (potential) conflict of interest and pursuant to such charter and Dutch law, any Managing Board resolution regarding a transaction in relation to which the sole member of our Managing Board has a conflict of interest must be approved and adopted by our Supervisory Board. Should our entire Supervisory Board also have a conflict of interest, the resolution must be adopted by our shareholders’ meeting pursuant to Dutch law. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Management Board member and our senior managers and their duties to our Company.

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regard to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft Consolidated Balance Sheets and Consolidated Financial Statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, FT1CI, Italian Ministry of the Economy and Finance, Bpifrance or CEA; (vii) the key parameters of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget; (ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semi-annual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the Consolidated Balance Sheets and notes thereto in our most recently adopted (statutory) annual accounts.

Senior Management

Our senior managers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility.

Our organizational chart as of December 31, 2014 was:

As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several of our senior management, include:

•	Corporate Operations Reviews (COR), which meets twice per quarter to review monthly results and short term forecasts.

•	Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond.

•	Corporate Strategic Committee, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs.

Our senior managers as of December 31, 2014 were:

Name	Position	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti	President and Chief Executive Officer	38	38	62
Jean-Marc Chery	Chief Operating Officer	30	30	54
Carlo Ferro	Chief Financial Officer, Executive Vice President Finance, Legal, Infrastructure and Services	15	15	54
Mario Arlati	Executive Vice President, Strategies and Business Management Sense & Power and Automotive Products (SP&A)	40	40	66
Georges Auguste	Executive Vice President, General Manager, Packaging and Test Manufacturing	28	40	65
Eric Aussedat	Executive Vice President, General Manager, Imaging Division	33	33	61
Orio Bellezza	Executive Vice President, General Manager, Front-End Manufacturing & Technology R&D Sense & Power and Automotive Products (SP&A)	31	31	55
GianLuca Bertino	Executive Vice President, General Manager, Digital Product Group	17	28	55
Philippe Brun	Corporate Vice President, Human Resources and Sustainable Development	28	28	56
Marco Luciano Cassis	Executive Vice President, President, Japan and Korea Region	27	27	51
Paul J. Cihak(1)	Executive Vice President, General Manager, Sales & Marketing, Europe, Middle East and Africa	16	21	43
Andrea Cuomo	Executive Vice President, Advanced Systems Technology and Special Projects, STMicroelectronics; Chairman 3Sun	31	31	60
Claude Dardanne	Executive Vice President, General Manager, Microcontroller, Memory & Secure MCU Group	32	35	62
Lorenzo Grandi	Corporate Vice President, Corporate Control	27	27	53
Paul Grimme	Executive Vice President, Mass Market and Online Marketing Programs	6	34	55
Fabio Gualandris	Executive Vice President, Product Quality Excellence	27	30	55
François Guibert	Executive Vice President, President, Greater China and South Asia Region	34	37	61
Joel Hartmann	Executive Vice President, Front-End Manufacturing & Technology R&D, Embedded Processing Solutions (EPS)	14	36	59
Otto Kosgalwies	Executive Vice President, Company Infrastructures and Services	31	31	59
Robert Krysiak	Executive Vice President, President, Americas Region	32	32	60
Philippe Magarshack	Executive Vice President, Chief Technology Officer, Embedded Processing Solutions	20	29	53
Marco Monti	Executive Vice President, General Manager Automotive Product Group	28	28	53
Carmelo Papa	Executive Vice President, General Manager, Industrial & Power Discrete Group	32	32	65
Georges Penalver	Chief Strategy Officer, Executive Vice President, Strategy, Communication, Human Resources and Quality	3	3	58
Steven Rose	Corporate Vice President & General Counsel	23	23	52
Benedetto Vigna	Executive Vice President, General Manager, Analog, MEMS & Sensors Group	20	20	45

(1)	Mr. Paul J. Cihak has held this position since April 2014.

Detailed biographies of our executive officers are available on our website www.st.com.

5.5. Indemnification of members of our Managing Board and Supervisory Board

To the extent permitted by Dutch law, members of our Managing Board and Supervisory Board as well as officers or agents of us shall be indemnified by us against expenses, such as the reasonable costs of defending claims, as stated in our Articles of Association. Under certain circumstances, there will be no entitlement to this reimbursement. We hold a Director & Officer liability insurance for the members of our Managing Board and Supervisory Board as well as our officers.

5.6. Risk Management and Control Systems

For the statement on the main features of our risk management and control systems and of the group of which the financial data are included in our annual accounts, please refer to the section Risk Management and Internal Control in the Report of the Managing Board.

5.7. Required information Article 10 Takeover Directive

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;

•	restrictions on the transfer of securities and on voting rights;

•	special powers conferred upon the holders of certain shares;

•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;

•	the rules on the issuing and the repurchasing of shares by the company;

•
significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the Company and its board members or employees providing for a “golden parachute”.

Capital structure.

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2014, the number of common shares issued was 910,797,305 shares (December 31, 2013: 910,703,305 shares). As at December 31, 2014, the number of common shares outstanding was 873,939,583 shares (December 31, 2013: 890,606,763 shares). As of December 31, 2014, no preference shares were issued and outstanding.

Restrictions on the transfer of shares.

We do not have restrictions on the transfer of our common and preference shares, provided that Stichting Continuïteit ST, if it holds preference shares, requires the consent of STMicroelectronics to sell or otherwise dispose of preference shares or voting rights attached thereto.

Holdings in us that are subject to a disclosure obligation.

For information on holdings in us that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) (the “FMSA”), please refer to chapter “Major Shareholders” further on.

Special controlling rights.

We do not have special controlling rights attached to our common or preference shares.

Control of employees share/option schemes.

We do not have any scheme granting rights to employees to subscribe for or acquire shares in our share capital or the share capital of a subsidiary of us where the control is not directly exercised by the employees. However, key employees as determined by our Unvested Share Award Plans are granted share awards (as part of their compensation) with a staggered vested schedule pursuant to our determined criteria. Supervisory board members are granted share awards that vest immediately. For more information on employees share/option schemes, see the Remuneration Report.

Restrictions on voting rights.

We do not have any restrictions on voting rights nor have we cooperated in the issuance of depositary receipts for shares.

Agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights.

We do not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. However, please see below under “Shareholders’ Agreements” for certain information on shareholders’ agreements regarding us to which we are not a party.

Provisions on appointment and dismissal of members of our Managing Board and Supervisory Board and amendment of our Articles of Association.

Please see the information included above under “Managing Board” and “Supervisory Board” with respect to the appointment and dismissal of the members of our Managing Board and Supervisory Board.

Our Articles of Association can be amended by our shareholders’ meeting, upon the proposal of our Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall, irrespective of the share capital represented, to pass a resolution. If the relevant amendment affects the rights of holders of common shares or holders of preference shares, the approval of the meeting of holders of common shares and the meeting of holders of preference shares, respectively, is required.

Authority of the Managing Board and Supervisory Board regarding the issuance and repurchase of shares.

Pursuant to our Articles of Association, our Managing Board does not have the authority to issue shares or grant rights to subscribe for shares. Our Supervisory Board has this authority. Our Annual General Meeting of Shareholders, held on June 13, 2014, has authorized our Supervisory Board, for a period of eighteen months as of June 13, 2014, to resolve upon: (i) the issuance of shares or the granting of rights to subscribe for common shares in our share capital, up to a maximum of 10% of our issued common share capital as per December 31, 2013, increased with another 15% of our issued common share capital, as per December 31, 2013, in the case of mergers and acquisitions, but not exceeding the limits of authorized share capital (ii) the terms and conditions of an issuance of common shares; and (iii) the limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of common shares.

Pursuant to a shareholders’ resolution adopted at our Annual General Meeting of Shareholders held on June 13, 2014, our Managing Board, subject to the approval of our Supervisory Board, was authorized for a period up to December 12, 2015 (inclusive) to acquire shares subject to the limits of our Articles of Association and the acquisition price conditions set forth in such shareholders’ resolution. Furthermore, our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our shareholders’ meeting.

Significant agreements to which we are a party and which contain change of control rights

On June 26, 2014, we announced the issuance of senior unsecured bonds, in two tranches, one of US$600 million with a maturity of 5 years and one of US$400 million with a maturity of 7 years, convertible into new or existing common shares in our share capital. Pursuant to the terms and conditions of the Senior Bonds (the “Conditions”), bondholders have certain conversion rights and redemption rights upon a change of control, all as provided in the Conditions.

Agreements with the sole member of our Managing Board and other employees regarding distributions upon the termination of their employment contract in connection with a public offer on us.

The employment contract of our President and CEO, Mr. Bozotti, provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to Mr. Bozotti will fully vest and (ii) the bonus payable under our Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual base salary. Such benefits are not linked to termination of the employment agreement.

Stichting Continuïteit ST – our preference shares

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

The board of the Stichting is currently comprised of the following three members:

•	Professor S.C.J.J. Kortmann, a well-known professor at law at the Rad University in Nijmegen, The Netherlands, as Chairman of the board;

•	Mr. F. Ago, a well-known and experienced attorney at law in Italy; and

•	Mr. E. Alphandery, a professor at economics and former French Minister of Economy.

All members of the board of the Stichting are independent from us.

5.8. Code of Ethics

Since 1987, we have had a corporate policy on Business Conduct and Ethics (the “Ethics Policy”), which is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and advocate. The Ethics Policy is applicable to all of our employees and senior managers. We have adapted and will amend this Ethics Policy as appropriate to reflect regulatory or other changes. The Ethics Policy provides that if any employee or senior manager to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal. Our Ethics Policy on Business Conduct and Ethics is posted on our website (www.st.com).

5.9. Deviations from the Code

According to the Dutch Corporate Governance Code, as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008 (the “Code”), STMicroelectronics is required to publish a list of current deviations from the Code, and an explanation why STMicroelectronics does not comply (“Comply or Explain”). For more information on the Dutch Corporate Governance Code, please visit the website www.commissiecorporategovernance.nl. Because STMicroelectronics is listed on the New York Stock Exchange (“NYSE”), it is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NYSE listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). For the full text of the U.S. Sarbanes-Oxley Act of 2002 as well as the NYSE listing rules, and the rules and regulations promulgated by the SEC, please see www.sec.gov.

STMicroelectronics complies with the Code by applying its principles and best practice provisions or by explaining why it deviates from such provisions. STMicroelectronics applies such principles and best practice provisions, with the exception of the following best practice provisions:

•
Best practice provision II.2.8: The remuneration in the event of dismissal of the sole member of our Managing Board exceeds one year’s salary and is equal to a gross lump sum payment in the amount of two years of the last gross annual salary, plus the variable (being the average of the last three-year payout), subject to any and all legal, regulatory and/or contractual deductions applicable. Furthermore, the Unvested Stock Awards allocated to the sole member of our Managing Board under the Unvested Stock Awards Plan that are not exercisable and vested will become fully exercisable and fully vested without any condition linked to this accelerated vesting. The remuneration in the event of dismissal shall be paid only if the employment agreement is terminated by us. This element is part of the employment conditions on the basis of which the sole member of the Managing Board accepted his responsibilities in 2005. Those conditions were among others based on the international context in which STMicroelectronics operates, industry standards and applicable laws, and in line with the remuneration policy of STMicroelectronics as approved by our 2005 Annual General Meeting of Shareholders.

•	Best practice provision II.2.13: STMicroelectronics does not publish this information in detail, as this is considered competitively sensitive information.

•
Best practice provision III.2.2: As explained in the report of the Supervisory Board, STMicroelectronics criteria deviate from the criteria as included in best practice provision III.2.2 of the Dutch Corporate Governance Code, specifically item f of such best practice provisions, but are in conformity with governance listing standards of the NYSE and the STMicroelectronics Corporate Governance Charter as approved by our shareholders in the 2004 Annual General Meeting of Shareholders.

•
Best practice provision III.3.5: The term of office of Supervisory Board members may exceed the maximum term of twelve years as mentioned in the Dutch Corporate Governance Code. However, if the maximum term is exceeded, this is always approved by STMicroelectronics’ shareholders’ meeting as members of our Supervisory Board are appointed by our shareholders’ meeting. As mentioned in our Supervisory Board Charter (as well as our Corporate Governance Charter as approved by our Annual General Meeting of Shareholders held in 2004), we consider that it is not in our best interests to limit the number of terms a member of our Supervisory Board may serve on our Supervisory Board.

•
Best practice provision III.5.11: The Chairman of our Supervisory Board is also the Chairman of the Compensation Committee. This has been a standing practice for many years and is functioning well within the governance of ST Microelectronics as it stands.

5.10. Major Shareholders

Holders of our shares or rights to acquire shares (which include, inter alia, options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the FMSA. Under Chapter 5.3 of the FMSA, any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our share capital or voting rights reaches or crosses a threshold percentage must notify the AFM either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital or votes which the AFM has entered in its public register. The threshold percentages are 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent.

Furthermore, persons holding 3% or more in our voting rights or capital interest on December 31 at 24:00 hours must within four weeks after December 31 notify the AFM of any changes in the composition of their interest since their last notification.

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).

Under Section 5.45 of the FMSA, a notification obligation can also arise other than through the holding of shares (or voting rights). Among others, the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary and paid transfer of the votes; and (vi) the votes which a person may exercise as a proxy but in his own discretion. The management company of a common fund (beleggingsfonds) shall be deemed to have the disposal of the shares held by the depositary and the related voting rights. The depositary of a common fund shall be deemed not to have the disposal of shares or voting rights. Furthermore, special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of our shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on our shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of our shares. A person is also deemed to hold shares if he has a financial instrument (i) whose rise in value depends in part on the rise in value of the underlying shares or on dividend or other payments on those shares (in other words, a long position must be held in those shares), and (ii) which does not entitle him to acquire shares in a listed company (i.e., it is a cash-settled financial instrument). In addition, a person who may, by virtue of an option, be obliged to buy shares in a listed company is also equated with a shareholder. Moreover, a person who has entered into a contract (other than a cash-settled financial instrument) that gives him an economic position comparable to that of a shareholder in a listed company is also deemed to hold shares for the purposes of the disclosure obligation. The AFM has introduced a policy rule regulating certain technical and operational aspects of this extension of the disclosure obligation.

As of July 1, 2013 a new Section 5.39 subsection 2 of the FMSA entered into force requiring the holder of a financial instrument representing a short position in our shares to notify the AFM if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage either (a) immediately, if this is the result of an acquisition or disposal by it; or (b) no later than on the 4th trading day following the entry in the AFM’s public register, if this is the result of a change in our share capital which the AFM has entered in its public register. The threshold percentages are the same as referred to above in this section. Short position refers to the gross short position (i.e., a long position held by the holder cannot be offset against the short position).

The aforementioned disclosure requirement on gross short positions exists in addition to the requirement for the holder of a financial instrument representing a short position in our shares under the Regulation (EU) No 236/2012 on short selling and certain aspects of credit default swaps (the “EU Shortselling Regulation”), effective as of November 2012, to notify AFM of the net short position (i.e., long positions are offset against short positions) if such short position, expressed in a capital percentage, reaches or crosses a threshold percentage; The threshold percentages are 0.2% each 0.1% above that. Notifications as of 0.5% and each 0.1% above that will be published by the AFM.

Under Section 5.48 of the FMSA, the sole member of our Managing Board and each of the members of our Supervisory Board must without delay notify the AFM of any changes in his interest or potential interest in our share capital or voting rights.

The AFM will publish all notifications on its public website (www.afm.nl).

Non-compliance with the notification obligations of Chapter 5.3 of the FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our shareholders’ meeting (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our shares or votes for a period of no more than five years.

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2014:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding N.V.	250,704,754	27.5
Public*	623,234,829	68.4
Treasury shares	36,857,722	4.1
Total	910,797,305	100
*
We understand from information publicly available from the Dutch Authority for the Financial Markets that as of October 22, 2014, Capital Research and Management Company was entitled to exercise 90,665,335 voting rights attached to our common shares (representing the voting rights of approximately 9.95% of our outstanding common shares).

Our major shareholders do not have different voting rights from those of our other shareholders. As of December 31, 2014, STMicroelectronics Holding N.V. (“ST Holding”) beneficially owned 27.5% of our issued common shares. ST Holding is indirectly controlled by the French and Italian governments through, respectively, FT1CI (the “French Shareholder”) and the Italian Ministry of the Economy and Finance (the “Italian Shareholder”). There have been no changes in the number of shares held by ST Holding or its percentage ownership in the past 3 years.

As of December 31, 2014, the French Shareholder, which is controlled by Bpifrance Participations (“Bpifrance”) and Commissariat à l’Énergie Atomique et aux Énergies Alternatives (“CEA”), and the Italian Shareholder, each directly held 50% in ST Holding with each indirectly holding 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2014. Any disposals or, as the case may be, acquisitions by ST Holding on behalf of the French Shareholder or the Italian Shareholder, will decrease or, as the case may be, increase the indirect interest of, respectively, the French Shareholder or the Italian Shareholder, in our issued share capital. As of December 31, 2014, Bpifrance and CEA are the sole shareholders of the French Shareholder, holding respectively 79.2% and 20.8% of the French Shareholder’s share capital. Bpifrance is an investment fund 50% owned by Caisse des dépôts et consignations and 50% owned by the French State. CEA is a French government funded technological research organization.

We have been informed that ST Holding’s shareholders are party to a shareholders agreement (the “STH Shareholders Agreement”), which governs relations between them. We are not a party to the STH Shareholders Agreement.

STMicroelectronics Holding II B.V. (“ST Holding II”), at the time a wholly owned subsidiary of ST Holding, owned 90% of our shares before our initial public offering in 1994, and over time, gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. As per June 1, 2012, ST Holding II merged with ST Holding, as a result of which, ST Holding acquired all of the assets and liabilities of ST Holding II, including our common shares held by ST Holding II, by universal transfer of title, and ST Holding II ceased to exist. ST Holding may dispose of our shares. Set forth below is a table of ST Holding’s holdings (as successor to ST Holding II) in us as of the end of 2014, 2013 and 2012:

	Common Shares Owned
	Number	%
December 31, 2014	250,704,754	27.5
December 31, 2013	250,704,754	27.5
December 31, 2012	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding on behalf of one or more of its indirect shareholders, Bpifrance, CEA, the Italian Ministry of the Economy and Finance or FT1CI may come at any time, and we may not be informed beforehand.

The chart below illustrates the shareholding structure as of December 31, 2014:

(1)	In addition to the 27.5% held by ST Holding and the 68.4% held by the Public, 4.1% are held by us as Treasury Shares.

Announcements about additional disposals by ST Holding or our indirect shareholders may come at any time. Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly. All transactions with major shareholders were in compliance with provision III.6.4 of the Dutch Corporate Governance Code.

5.11. Shareholders’ Agreements

5.11.1. STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008. The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are Bpifrance, CEA and their joint company FT1CI (the “French Shareholder”) and the Ministry of the Economy and Finance (the “Italian Shareholder”).

Pursuant to the terms of the STH Shareholders’ Agreement, the parties have agreed to certain corporate governance rights provided that they maintain certain levels of respective interests in ST Holding and in the Company’s share capital. See further details below.

5.11.1.1.        Merger of the Holding Companies

The French Shareholder and the Italian Shareholder merged the two holding companies (ST Holding and ST Holding II), effective June 1, 2012, in order to simplify the structure through which they own their interests in us. ST Holding II ceased to exist, while ST Holding continues to hold our common shares. The company that now holds or may hold our common shares in the future for indirect shareholders is referred to below as the “holding company”.

5.11.1.2.        Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through the holding company. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of the holding company, subject to certain limited exceptions.

5.11.1.3.        Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between the French Shareholder and the Italian Shareholder (the French Shareholder and the Italian Shareholder are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise. The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by the French Shareholder, and one designated by the Italian Shareholder) and a supervisory board comprised of six members (three designated by the French Shareholder and three designated by the Italian Shareholder). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between the Italian Shareholder on the one hand and the French Shareholder on the other hand. The current Chairman of the Supervisory Board of ST Holding is Mr. Bruno Steve and the Vice-Chairman is Mr. Alain Dutheil.

As regards STMicroelectronics N.V., the STH Shareholders’ Agreement provides that during the Balance Period: (i) each of the STH Shareholders (the French Shareholder, on the one hand, and the Italian Shareholder, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our General Meeting of Shareholders the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to our General Meeting of Shareholders and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our General Meeting of Shareholders. The holding company may therefore be in a position to effectively control actions that require shareholder approval, including, as discussed above, the proposal of six out of nine members for election to our Supervisory Board (three members by each STH Shareholder) and the appointment of our Managing Board, as well as corporate actions, and the issuance of new shares or other securities. The STH Shareholders Agreement also provides that the Chairman of our Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of the Vice-Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice-Chairman of our Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and our managing board and supervisory board; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Italian Shareholder or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in Article 16.1 of our Articles of Association including our budget and pluri-annual plans.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH Shareholders: (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in our authorized share capital or issue by us of new shares and/or of any financial instrument giving rights to subscribe for our common shares; any acquisition or disposal by the holding company of our shares and/or any right to subscribe for our common shares; any modification to the rights attached to our common shares; any merger, acquisition or joint venture agreement to which we are or are proposed to be a party; and any other items on the agenda of our general shareholders’ meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of our annual accounts or those of the holding company or a resolution concerning a dividend distribution by us.

At the end of the Balance Period (i.e., once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold (such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”)), the members of our Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the following paragraph.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

i.         As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of our issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in us at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

ii.         As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in us, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings).

iii.        Any decision to vote our shares held by the holding company at any General Meeting of our Shareholders with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

iv.         In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

5.11.1.4.        Disposals of our Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. The holding company may enter into escrow arrangements with STH Shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of our shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI or ST Holding to any of our top ten competitors, or any company that controls such competitor.

5.11.1.5.        Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Italian Shareholder, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian State or the French State with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

5.11.1.6.        Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

5.11.1.7.        Duration

The STH Shareholders’ Agreement will remain in force as long as the Italian State, on the one hand, and any of Bpifrance, FT1CI or CEA, on the other hand, are shareholders of the holding company.

5.11.1.8.        Statutory Considerations

As is the case with other companies controlled by the French government, the French government may appoint a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the French Ministry of the Economy or the Ministry of the Industry (the “Ministry of the Economy”). FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures. The effect of these provisions may be that any decisions taken by us and our subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

5.11.1.9.        Preference Shares

On November 22, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is legally independent of our Company and our major shareholders. Our Supervisory Board approved this option agreement, entered into on January 22, 2007, with a duration of ten years, to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. It provides for the issuance of up to a maximum of 540,000,000 preference shares.

The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered hostile by our Managing Board and Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to approval by our Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.

6.    Dividend Policy

Upon the proposal of our Managing Board, our Supervisory Board approved on March 24, 2015 a revised dividend policy which will be submitted for discussion at our Annual General Meeting of Shareholders to be held in Amsterdam on May 27, 2015. As a result, we distribute a dividend on a quarterly basis based on an annual decision which is based on a proposal of our Managing Board and adopted by either our Supervisory Board or our General Meeting of Shareholders upon proposal of our Supervisory Board.

Our dividend policy reads as follows: we seek to use our available cash in order to develop and enhance our position in a competitive semiconductor market while at the same time managing our cash resources to reward our shareholders for their investment and trust in us. Based on our results, projected capital requirements as well as business conditions and prospects, our Managing Board proposes on an annual basis to our Supervisory Board, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a quarterly cash dividend, if any. Our Supervisory Board, upon the proposal of our Managing Board, decides or proposes to the meeting of shareholders on an annual basis, in accordance with this dividend policy, which portion of the profits or distributable reserves shall not be retained in reserves to fund future growth or for other purposes and makes a proposal concerning the amount, if any, of the quarterly cash dividend.

Based on our annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes once a year to the Supervisory Board the allocation of our earnings involving, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a cash dividend.

In the past five years, we have paid the following dividends:

•	On December 4, 2014, the Supervisory Board approved a cash dividend of $0.10 per share in the fourth quarter of 2014 and the first quarter of 2015, paid in December 2014 and March 2015, respectively.

•
On June 13, 2014, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the second quarter of 2014 and the third quarter of 2014, paid in June and September of 2014, respectively.

•
On December 2, 2013, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the fourth quarter of 2013 and first quarter of 2014, paid in December 2013 and in March 2014, respectively.

•
On June 21, 2013, our shareholders adopted the payment of a semi-annual cash dividend of $0.10 per share in the second quarter and third quarter of 2013, paid in June and September of 2013, respectively.

•	On May 30, 2012, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2011 of $0.40 per share paid in four equal installments.

•	On May 3, 2011, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2010 of $0.40 per share paid in four equal installments.

•	On May 25, 2010, our shareholders adopted the payment of an annual cash dividend with respect to the year ended December 31, 2009 of $0.28 per share paid in four equal installments.

Future dividends will depend on our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important.

7.    Consolidated financial statements

7.1. Consolidated income statement

		Year ended
In millions of USD except per share amount	Notes	December 31, 2014	December 31, 2013
Sales	7.6.26	7,335	8,050
Other revenues	7.6.26	69	32
Total revenues		7,404	8,082
Cost of sales	7.6.28	(5,321)	(6,026)
Gross profit		2,083	2,056
Selling, general and administrative	7.6.28	(940)	(1,119)
Research and development	7.6.28	(1,155)	(1,595)
Other income	7.6.29	259	171
Other expenses	7.6.29	(99)	(53)
Impairment on goodwill	7.6.13	-	(27)
Operating profit (loss)		148	(567)
Finance income	7.6.30	34	19
Finance costs	7.6.30	(31)	(27)
Share of profit (loss) of associates and jointly controlled entities	7.6.10	(53)	(122)
Profit (loss) before income tax		98	(697)
Income tax benefit (expense)	7.6.32	44	18
Net profit (loss)		142	(679)
Attributable to:
The equity holders of the parent		141	(548)
Non-controlling interests		1	(131)
Net profit (loss)		142	(679)
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	7.6.33	0.16	(0.62)
Earnings per share (Diluted)	7.6.33	0.16	(0.62)
The accompanying notes are an integral part of these consolidated financial statements

7.2. Consolidated statement of comprehensive income

		Year ended
In millions of USD	Notes	December 31, 2014	December 31, 2013
Net result		142	(679)
Other comprehensive income:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations		(80)	101
Income tax effect		13	(31)
Re-measurements of employee benefit obligations, net of tax		(67)	70
		(67)	70
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(273)	103
Share of other comprehensive income of associates and jointly controlled entities		1	2
Cash flow hedges	7.6.31	(68)	5
Income tax effect		3	(1)
Net movement on cash flow hedges		(65)	4
Gain / (loss) on available-for-sale financial assets	7.6.31	1	1
Income tax effect		-	-
Net Gain / (loss) on available-for-sale financial assets		1	1
		(336)	110
Other comprehensive income (loss), net of tax		(403)	180
Total comprehensive loss, net of tax		(261)	(499)
Attributable to:
The equity holders of the parent		(262)	(368)
Non-controlling interests		1	(131)
Total comprehensive loss, net of tax		(261)	(499)
The accompanying notes are an integral part of these consolidated financial statements

7.3. Consolidated statement of financial position

In millions of USD	Notes	December 31, 2014	December 31, 2013
Non-current assets
Property, plant and equipment	7.6.11	2,652	3,161
Goodwill	7.6.13	64	72
Intangible assets	7.6.12	1,060	1,075
Investments in associates and jointly controlled entities	7.6.10	46	63
Other non-current financial assets	7.6.14	32	32
Deferred tax assets	7.6.32	649	482
Other non-current assets	7.6.15	555	580
Total non-current assets		5,058	5,465
Current assets
Inventories	7.6.16	1,269	1,336
Trade accounts receivable	7.6.17	912	1,049
Other current financial assets	7.6.14	335	101
Other receivable and assets	7.6.18	389	346
Cash and cash equivalents	7.6.19	2,017	1,836
Total current assets		4,922	4,668
Assets held for sale	7.6.11	33	16
Total assets		10,013	10,149
Equity
Equity attributable to the equity holders of the parent		5,646	6,377
Non-controlling interests		61	75
Total equity	7.6.21	5,707	6,452
Non-current liabilities
Interest-bearing loans and borrowings	7.6.14	1,602	928
Other non-current financial liabilities	7.6.14	96	-
Employee benefits	7.6.23	466	422
Deferred tax liabilities	7.6.32	12	11
Non-current provisions	7.6.22	325	273
Other non-current liabilities	7.6.24	47	66
Total non-current liabilities		2,548	1,700
Current liabilities
Interest-bearing loans and borrowings – current portion	7.6.14	202	225
Trade accounts payable	7.6.25	597	693
Other payables and accrued liabilities	7.6.25	415	428
Employee benefits – current portion	7.6.23	409	528
Current provisions	7.6.22	28	76
Other current financial liabilities	7.6.14	73	4
Income tax payable	7.6.32	34	43
Total current liabilities		1,758	1,997
Total equity and liabilities		10,013	10,149
The accompanying notes are an integral part of these consolidated financial statements

7.4. Consolidated statement of changes in equity

For the year ended December 31, 2014

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2014		1,156	2,433	(212)	1,472	1,528	6,377	75	6,452
Net result		-	-	-	-	141	141	1	142
Other comprehensive income, net of tax		-	-	-	(403)	-	(403)	-	(403)
Total comprehensive income		-	-	-	(403)	141	(262)	1	(261)
Capital increase		1	-	-	-	-	1	-	1
Repurchase of common stock	7.6.21.3	-	-	(156)			(156)	-	(156)
Employee share award scheme, net of tax	7.6.21.5	-	-	34	39	(34)	39	-	39
Dividends, 0.40$ per share		-	-	-	-	(353)	(353)	-	(353)
Dividends to non-controlling interests		-	-	-	-	-	-	(3)	(3)
Joint ventures and other subsidiaries deconsolidation		-	-	-	-	-	-	(12)	(12)
As at December 31, 2014		1,157	2,433	(334)	1,108	1,282	5,646	61	5,707
The accompanying notes are an integral part of these consolidated financial statements

For the year ended December 31, 2013

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2013		1,156	2,433	(239)	1,226	2,655	7,231	(76)	7,155
Net result		-	-	-	-	(548)	(548)	(131)	(679)
Other comprehensive income, net of tax		-	-	-	180	-	180	-	180
Total comprehensive income		-	-	-	180	(548)	(368)	(131)	(499)
Employee share award scheme, net of tax	7.6.21.5	-	-	27	23	(27)	23	-	23
Dividends, 0.40$ per share		-	-	-	-	(356)	(356)	-	(356)
Dividends to non-controlling interests		-	-	-	-	-	-	(4)	(4)
ST-Ericsson deconsolidation		-	-	-	43	(196)	(153)	286	133
As at December 31, 2013		1,156	2,433	(212)	1,472	1,528	6,377	75	6,452
The accompanying notes are an integral part of these consolidated financial statements

7.5.     Consolidated statement of cash flows

In millions of USD	Note	December 31, 2014	December 31, 2013
Cash flows from operating activities
Cash generated from operations	7.6.20	1,145	785
Interests paid		(11)	(10)
Income tax paid		(30)	(23)
Net cash from operating activities		1,104	752
Cash flows from investing activities
Payments for purchases of tangible assets		(505)	(543)
Proceeds from sale of tangible assets		9	12
Payments for purchases of available-for-sale financial assets		(333)	-
Proceeds from sales of available-for-sale financial assets		58	184
Payments for purchase of intangible assets		(455)	(467)
Payments for purchase of financial assets		(9)	(14)
Net cash variation for joint ventures deconsolidation		9	(21)
Payment for funding of joint ventures liquidation		-	(15)
Partial asset distribution from joint ventures in liquidation		15	-
Release of restricted cash		-	3
Proceeds received in sale of businesses		29	92
Interests received		9	4
Net cash used in investing activities		(1,173)	(765)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		3	622
Net proceeds from issuance of senior unsecured convertible bonds		994	-
Capital increase		1	-
Repurchase of convertible debt		-	(455)
Repayment of interest-bearing loans and borrowings		(223)	(201)
Repurchase of common stock		(156)	-
Dividends paid to equity holders of the parent company		(354)	(346)
Dividends paid to non-controlling interests		(3)	(4)
Payment for other financing activities		-	(4)
Net cash from (used in) financing activities		262	(388)
Effect of changes in exchange rates		(12)	(13)
Net cash increase (decrease)		181	(414)
Cash and cash equivalents at the beginning of the period		1,836	2,250
Cash and cash equivalents at the end of the period	7.6.19	2,017	1,836
The accompanying notes are an integral part of these consolidated financial statements

7.6.    Notes to the consolidated financial statements

7.6.1. Corporate information

STMicroelectronics N.V. is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Our headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

STMicroelectronics and its subsidiaries are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These consolidated financial statements have been approved by our Supervisory Board on March 24, 2015 for submission to the Annual General Meeting of Shareholders.

7.6.2. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets and certain other financial assets and liabilities (including derivative financial instruments) that have been measured at fair value. The consolidated financial statements are presented in dollars of the United States of America and all values are rounded to the nearest million ($ million) except when otherwise stated. Under Article 35 of the Group’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

7.6.3. Statement of compliance

These consolidated financial statements are prepared for Dutch statutory purposes, in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code STMicroelectronics N.V.’s corporate income statement is presented in abbreviated form.

7.6.4. Basis of consolidation

The consolidated financial statements comprise the financial statements of STMicroelectronics N.V. and its subsidiaries as at December 31, 2014.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. Subsidiaries are all entities over which the Group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the amount of any non-controlling interest

•	Derecognizes the cumulative translation differences, recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are fully eliminated.

Non-controlling interest is the share of equity in a subsidiary not attributable, directly or indirectly, to the parent company. Non-controlling interests are presented separately in the consolidated income statement and within equity in the consolidated statement of financial position, separately from the equity of the owners of the parent. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Associates include all entities over which the Group has a significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented in the consolidated statement of financial position on the line “Investments in associates”.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by the Group.

7.6.5. Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except for the following new amended standards adopted by the Group on or after January 1, 2014:

•
IFRS 10 Consolidated Financial Statements, as amended: The Group applied IFRS 10 on January 1, 2014. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation. IFRS 10 establishes a single control model that applies to all entities. The changes introduced by IFRS 10 require management to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The standard was subsequently amended to provide additional transition relief in limiting the requirement to provide adjusted comparative information. The amendment also clarifies the date of initial application. The new guidance has had no impact on the Group’s financial position or performance.

•
IFRS 11 Joint Arrangements, as amended: The Group applied IFRS 11 on January 1, 2014. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The standard was subsequently amended to provide additional transition relief in limiting the requirement to provide adjusted comparative information. The Standard has no significant impact since JCEs continue to be accounted for under the equity method. Consequently, the new guidance primarily affects presentation only and has therefore no impact on the Group’s financial position or performance.

•
IFRS 12 Disclosure of Involvement with Other Entities, as amended: The Group applied IFRS 12 on January 1, 2014. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The standard was subsequently amended to provide additional transition relief in limiting the requirement to provide adjusted comparative information. The new guidance primarily affects disclosures only and has therefore no impact on the Group’s financial position or performance.

•
IAS 32 Financial Instruments: Presentation (amendment) — Offsetting Financial Assets and Financial Liabilities: The Group applied the amendments to IAS 32 on January 1, 2014. The amended guidance clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position, without changing the current offsetting model in IAS 32. The amendments primarily affect presentation and disclosures only and have therefore no impact on the Group’s financial position or performance.

•
IAS 39 Financial Instruments: Recognition and Measurement (amendment) — Novation of derivatives: The Group applied the amendment on January 1, 2014. The amendment clarifies the scope of IAS 39 to allow hedge accounting to continue where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. The amendment does not have any significant impact on the Group’s financial position or performance.

7.6.6. Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

IFRS 9 Financial Instruments: The IASB completed in 2014 its comprehensive work on the replacement of IAS 39, which included three phases: classification and measurement of financial assets and financial liabilities, with the issuance of the original IFRS 9; impairment of financial assets; and hedge accounting, with the issuance of the corresponding amendments to IFRS 9. The final standard has not yet been endorsed by the European Union. The adoption of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, together with the assessment of their impairment but will potentially have no impact on classification and measurements of financial liabilities. The new approach to hedge accounting will also have an effect on the way hedged transactions and derivatives designated as hedging instruments are reported. The Group is reviewing the effect the comprehensive version of IFRS 9 will have on its financial position and performance.

IFRS 15 Revenue from contracts with customers: the new converged standard on revenue recognition sets forth a single revenue accounting model, which calls to more professional judgment and includes expanded disclosures. According to the new guidance, revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if IFRS 15 is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation. IFRS 15, which has not been ratified by the European Union yet, will be effective for the first interim period within annual reporting periods beginning on or after January 1, 2017. Early adoption is permitted. The areas on which IFRS 15 may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on standalone selling prices. The Group will adopt IFRS 15 when effective and is currently assessing its impact on existing contracts, transactions and business practices.

IFRS 11 Joint Arrangements (amendment): — Accounting for Acquisitions of Interests in Joint Operations: the amendment requires the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all the principles on business combinations accounting in IFRS 3 Business Combinations and other IFRSs, except for those principles that conflict with the guidance in IFRS 11. The effective date of the amendment is January 1, 2016 but the amendment has not been endorsed yet by the European Union. The Group will adopt the amendment when effective. No significant impact is expected on the Group’s financial position or performance.

IAS 19 Employee Benefits (amendment) — Employee contributions: the amendment distinguishes between employee contributions related to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service and vary according to the length of the employee service, must be spread over the service period using the same attribution method that is applied to the benefits. The Group will adopt the amendment when effective and does not expect any significant effect on its financial position and performance.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate and Joint Venture: the amendments resolve a current inconsistency between both standards. Full gain or loss will be recognized by the investor where the non-monetary assets constitute a “business”. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor to the extent of the other investors’ interest. The amendments apply only when an investor sells or contributes assets to its associate or joint venture. The amendments are prospective and effective from January 1, 2016. They have not been endorsed yet by the European Union. The Group will adopt the amendments when effective and does not expect any significant effect on its financial position and performance.

Amendments to IAS 1: Disclosure Initiative: The amendments address materiality, disaggregation and subtotals in the statement of consolidation position or the statement of profit and loss or other comprehensive income. The amendments are effective from January 1, 2016. They have not been endorsed yet by the European Union. The Group will adopt the amendments when effective and does not expect any significant effect on its financial statements.

IFRIC 21 Levies: The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy — that is not income tax — is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation was endorsed by the European Union in 2014, effective for annual periods beginning on or after June 17, 2014, thus with effective date January 1, 2015 for the Group. The Group will adopt the interpretation when effective. The Group is currently reviewing the impact the interpretation will have on its financial position or performance and has identified only one jurisdiction in which the adoption of IFRIC 21 will have an impact estimated at approximately $15 million.

Improvements to IFRSs: In December 2013 and September 2014, the IASB issued Annual Improvements 2010-2012, 2011-2013 and 2012-2014 cycles, a collection of amendments to its standards, primarily with a view to responding to issues addressed during the project cycle that began in 2009. The amendments relating to the 2012-2014 cycle have not been endorsed yet by the European Union. The Group does not expect the amendments to have any material changes to the Groups’ accounting policies, financial position or performance.

The following new or amended standards and interpretations are not applicable to the accounting policies, financial position or performance of the Group:

•	IFRS 14 Regulatory Deferral Accounts: Exception from consolidation for “investment entities” — amendment to IFRS 10, IFRS 12 and IAS 27.

•	Amendments to IAS 16 and IAS 41: Bearer Plants

•	Amendments to IAS 27: Equity Method in Separate Financial Statements

•	Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities: Applying the Consolidation Exception

7.6.7. Summary of significant accounting policies

7.6.7.1.        Business combinations and goodwill

The Group applies the acquisition method to account for business combinations. The consideration transferred in a business combination (including any contingent consideration) is measured at fair value. Acquisition-related costs are expensed as incurred.

Each identifiable asset and liability is measured at its acquisition-date fair value. Only components of non-controlling interests that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value.

Goodwill arises when there is a positive difference between:

•
the aggregate of consideration transferred, any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

•	the net identifiable assets acquired.

Goodwill is initially recorded at cost. If the acquirer has made a gain from a bargain purchase that gain is recognized in the income statement.

After initial recognition, goodwill is not subject to amortization and is tested at least annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group cash generating units (“CGU”) that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill impairment tests are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ fair value less costs of disposal and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis over the remaining assets of the CGU. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied are based on various scenarios incorporating a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

7.6.7.2.         Investments in associates and jointly controlled entities

The Group’s investment in its associates and its jointly controlled entities is accounted for using the equity method. An associate is an entity in which the Group has significant influence but not control. A jointly controlled entity is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

Under the equity method, the investment in the associate or in the jointly controlled entity is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate or jointly controlled entity. Goodwill relating to the associate or jointly controlled entity is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the share of the result of operations of the associate or jointly controlled entity. Where there has been a change recognized directly in the equity of the associate or jointly controlled entity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity or other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associates or jointly controlled entities are eliminated to the extent of the interest in the associate or jointly controlled entity.

The share of profit of associates is shown on the face of the income statement on the line “Share of profit (loss) of associates and jointly controlled entities”. This is the profit attributable to equity holders of the associate or jointly controlled entity and therefore is profit after tax and non-controlling interests in the subsidiaries of the associate or jointly controlled entity.

The financial statements of the associate or jointly controlled entity are prepared for the same reporting period as the parent company or with not more than a quarter-lag if the associate or jointly controlled entity cannot prepare financial statements in a timing compliant with the closing timeframe of the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates or on the Group’s interest in its jointly controlled entities. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or jointly controlled entity is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or jointly controlled entity and its carrying value and recognizes the amount in the income statement. To the extent that the recoverable amount of an investment in an associate or jointly controlled entity subsequently increases, the Group reverses the impairment previously recorded.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in the income statement.

Upon loss of joint control the Group measures and recognizes its remaining investment at its fair value. Any differences between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognized in the income statement. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

7.6.7.3.         Foreign currency translation

The U.S. dollar is the functional currency for the Company and the presentation currency for the Group, which is the currency of the primary economic environment in which the Group operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, non-dollar labor costs are concentrated primarily in the countries of the Euro zone.

The functional currency of each subsidiary throughout the Group is either the local currency or the US dollar, determined on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the financial statement of the Group’s subsidiaries having the local currency as functional currency are translated at current rates of exchange at the reporting date. Income and expense items and cash flow items are translated at the monthly exchange rate in which they are recognized, since they approximate the applicable spot rate. This has been determined to be an adequate reflection of average exchange rate of the period. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of other comprehensive income in the consolidated statement of comprehensive income and the consolidated statement of changes in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the exchange rate during the month of the transaction. At each reporting date, balances denominated in a currency other than the recording entity’s functional currency are re-measured into the functional currency at the exchange rate prevailing at the reporting date. The related exchange gains and losses are recorded in the consolidated income statement as “Other income” or “Other expenses”.

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are distinguished between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in the consolidated income statement as finance cost or finance income below operating income, and other changes in carrying amount are recognized in other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as equity securities at fair value through profit or loss are recognized in the consolidated income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in other comprehensive income.

7.6.7.4.        Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable from the sale of goods and services, net of value-added tax, returns, discounts and rebates, after eliminating intercompany sales within the Group. Revenue is recognized as follows:

Sales

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer, assuming that the revenue to be recognized can be measured reliably and it is probable that economic benefits will flow to the Group. Based on the standard shipping terms applied this usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group records the accrued amounts as a reduction of revenue at the time of the sale.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Distribution costs are recorded in “cost of sales”.

Revenue recognition from the rendering of services that can be measured reliably is based on the stage of completion of the transaction at the reporting date.

Other revenues

Other revenues primarily consist of license revenue, service revenue related to transferring licenses and patent royalty income, which are recognized on an accruals basis in accordance with the terms of the agreements. Other revenues also include sale of scrap materials and manufacturing by-products.

7.6.7.5.        Other significant categories of income

Fundings

Fundings received by the Group are mainly from governmental agencies. Income is recorded when all qualifying expenditures have been incurred and the Group has obtained sufficient evidence from the relevant authorities that the credit will be granted. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

In accordance with the Group’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities

Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “Other income” in the Group’s consolidated income statement. Public funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. The majority of this public funding is not received for development projects recognized by the Group as intangible assets, in which case the Group would have recognized such funding as a reduction of the corresponding intangible assets.

The Group receives certain specific project-related research tax credits (“Credit Impôt Recherche”) in the French tax jurisdiction. The Group considers the tax credits received from French tax authorities as government grants based on the fact that the tax credits are received independently from tax payments of the Group. The Group recognizes these credits as long-term or short-term receivables depending on the expected time of collection. These credits are deducted from “Research and development” in the consolidated income statement or recorded as a reduction of intangible assets, as described in note 7.6.7.6.

Capital investments

Capital investment funding is recorded as a reduction of “Property, plant and equipment” and is recognized in the Group’s consolidated income statement according to the depreciation charges of the funded assets during their useful lives. The Group also received capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges.

When the funding has been classified as long-term receivable, it is reflected in the statement of financial position at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance income”.

Loans

The Group receives certain loans from public sources, related to R&D and capital investment projects, at preferential interest rates. The loans are measured and recognized in accordance with IAS 39. The benefit calculated as the difference between the initial carrying amount of the loans determined in accordance with IAS 39 and the proceeds received is recognized in accordance with the policy described in the preceding paragraphs.

Finance income

Interest income is recognized using the effective interest method. When a loan or a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as finance income. Finance income on impaired loans and receivables are recognized using the original effective interest rate.

7.6.7.6.        Research and development

Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research costs are expensed as incurred and are reported net of research tax credits received in the French tax jurisdiction, as described in note 7.6.7.5.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group are recognized as intangible assets when it is probable that the project will be a success considering its economic profitability and technological feasibility, and costs can be measured reliably. Research and tax credits are also recognized as a reduction of intangible assets for the portion that can be reliably allocated to development projects. Development expenditures recognized as assets are amortized, when in use, over their estimated useful lives, not exceeding three years (Refer to note 7.6.7.11. Intangible assets). Other development costs are expensed as incurred. Development costs recognized as an expense are not recognized as an asset in a subsequent period. Amortization expenses recognized on capitalized development costs in use are recorded as cost of sales. Amortization expenses on technologies and licenses purchased by the Group from third parties or acquired in a business combination to facilitate the Group’s research are recorded as research and development expenses.

An impairment test is performed whenever a triggering event questions the future recoverability, or at least annually, for the capitalized development projects still not in use. A loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. Write-offs charges and impairment losses recognized on capitalized development costs are recorded as cost of sales.

7.6.7.7.        Current and deferred income tax

The income tax benefit (expense) for the period comprises current and deferred income tax. Current income tax benefit (expense) represents the income tax benefit expected to be received or the income tax expected to be paid related to the current year loss or income in each individual tax jurisdiction. Items recognized in other comprehensive income or directly in equity are recognized net of tax. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are recorded where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred tax assets and liabilities are recorded for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group provides deferred income taxes on temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, when it is probable that the temporary difference will reverse in the foreseeable future, and if reversed, will be subject to tax.

The Group receives certain research tax credits in some of its jurisdictions. Except for the French research tax credits described in note 7.6.7.5, the research tax credits received in other foreign jurisdictions are deemed to benefit the income tax and consequently are recorded as components of income tax.

Income taxes are recognized as cash flows from operating activities in the consolidated statement of cash flows.

7.6.7.8.        Earnings per share

Basic earnings per share are computed by dividing net result attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net profit (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to stock options granted, unvested shares and convertible debt to the extent such incremental shares are dilutive. Non vested shares with performance conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the reporting date and if the awards are dilutive. If all the conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

7.6.7.9.        Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not netted against cash and cash equivalents in the consolidated cash flow statements and are shown as part of current liabilities on the consolidated statement of financial position.

7.6.7.10.        Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable costs to sell.

As described in Note 7.6.7.15, the Group hedges a portion of its Euro-denominated front-end manufacturing costs of semi-finished goods as well as certain Singapore dollar-denominated forecasted transactions. The Group does not adjust the initial carrying amount of inventory by the cumulative amount of the hedging instrument fair value changes recorded as other comprehensive income for settled hedging transactions. This component of other comprehensive income is reclassified into earnings when inventory is sold.

The Group performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Group evaluates its product inventory to identify obsolete or slow-selling stock by computing any excess inventory based on the previous period sales, orders’ backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to cost of sales.

7.6.7.11.        Intangible assets with finite useful lives

Intangible assets acquired separately are recognized at cost and include technologies and licenses purchased from third parties and purchased software.

The cost of intangible assets acquired in a business combination is the acquisition-date fair value.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products controlled by the Group and internally generated software developed for the Group’s internal use, are recognized as intangible assets when the Group can demonstrate all of the following:

•	the technical feasibility of completing the item under development so that it will be available for use or sale;

•	its intention to complete the item under development and ability to use it or sell it;

•	how the item under development will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and

•	its ability to measure reliably the expenditures attributable to the project during its development.

Expenditures incurred on development expenditures that do not meet these criteria and all research activities are recognized as an expense when incurred.

Development costs are amortized, when the development is complete, on a straight-line basis over the period of their expected benefits, not exceeding three years.

Intangible assets with finite lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Amortization is computed using the straight-line method over their estimated useful lives.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Technologies & licenses	Purchased software	Internally developed software	Development costs
Useful lives	Finite	Finite	Finite	Finite
Amortization method used	Straight line basis over estimated useful life / 3-7 years	Straight line basis over estimated useful life / 3-4 years	Straight line basis over estimated useful life / Max 4 years	Straight line basis over estimated useful life / Max 3 years
Internally generated or acquired	Acquired	Acquired	Internally generated	Internally generated

Intangible assets not ready to use, such as capitalized development expenditures, are tested annually for impairment. The carrying value of intangible assets with finite useful lives and subject to amortization is assessed for impairment at the level of a CGU whenever there is an indication that intangible assets may be impaired. An impairment loss is recognized in the consolidated income statement for the amount by which the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. In determining recoverability, the Group usually estimates the value in use based on the projected discounted future cash flows associated with the intangible assets. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value. Prior impairments of intangible assets other than goodwill are reviewed for possible reversal at each reporting date.

7.6.7.12.        Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government fundings, accumulated depreciation and/or impairment losses, if any. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably; minor replacements and repairs are charged to the consolidated income statement.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Nature of tangible asset	Estimated useful life
Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Group evaluates in each period whether there is a reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment such as restructuring initiatives or significant changes in the technological, market, economic or legal environment in which the Group operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The fair value is normally estimated by the Group based on independent market appraisals and the value in use by applying discounted cash-flow procedures. The Group makes maximum use of market inputs and minimizes the use of unobservable inputs when measuring fair value.

The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset, using market assumptions such as the utilization of the Group’s fabrication facilities and their continuous technological competitiveness, change in the selling price and the adoption of new technologies. Prior impairments are reviewed for possible reversal at each reporting date. The Group also evaluates, and adjusts if appropriate, the assets’ useful lives, at each reporting date or when impairment indicators exist. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less costs of disposal and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “Other income” or “Other expenses” in the consolidated income statement.

A manufacturing line is composed of several individual equipments which are individually recorded, depreciated and disposed of if needed.

Leasing agreements in which the Group has substantially all the risks and rewards of ownership are classified as finance leases. These leases are included in “property, plant and equipment” and capitalized at the lower of the fair value of the leased item and the present value of the minimum lease payments. They are depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated income statement on a straight-line basis over the period of the lease.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

Non-current assets or disposal groups are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable, as described in note 7.6.7.16. They are stated at the lower of their carrying amount or fair value less costs of disposal and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

7.6.7.13.        Financial Assets

7.6.7.13.1.         Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the assets were acquired. The Group determines the classification of its financial assets at initial recognition. The Group did not hold at December 31, 2014 and December 31, 2013 any asset classified as held-to-maturity.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are trading financial assets. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the reporting date. This category also includes trading derivatives including foreign currency forward contracts and currency options that do not qualify for hedge accounting.

Gains and losses arising from changes in the fair value of the financial assets carried at fair value through profit or loss are presented in the consolidated income statement within “Other income” or “Other expenses” in the period in which they arise, when the transactions for such instruments is related to the Group’s operating activities. Gains and losses arising from changes in fair value of financial assets not related to the operating activities of the Group, are presented within “Finance income” and “Finance costs” in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are classified in the consolidated statement of financial position as trade accounts receivable, other receivables and long-term loans and receivables.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months after the reporting date.

7.6.7.13.2.        Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, are initially recognized at fair value, and transaction costs are expensed in the consolidated income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income until the investment is derecognized, as described in note 7.6.7.3. When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in the consolidated income statement.

The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially similar instruments, discounted cash flow analysis and option pricing models and reference indexes, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

7.6.7.13.3.         Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

7.6.7.13.4.         Impairment of financial assets

a-	Financial assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity securities are not reversed through the consolidated income statement if the security recovers its value prior to disposal.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

b-	Financial assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Evidence of impairment may include indications that the debtor is experiencing significant financial difficulty, default or delinquency or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows such as changes in arrears or economic conditions that correlate with defaults.

For financial assets carried at cost such as loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. As a practical expedient, the Group may measure impairment on the basis of an asset’s fair value using observable market prices.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment loss was recognized (such as the improvement in the debtor’s credit rating), the impairment loss is reversed through the income statement.

7.6.7.14.        Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. The accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of provision is the difference between the asset’s carrying amount and the present value of the estimated cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an impairment account, and the amount of the loss is recognized in the consolidated income statement as “Selling, general and administrative”. When a trade receivable is uncollectible, it is written-off against the impairment account for trade receivable. Subsequent recoveries of amounts previously written off are credited against “selling, general and administrative” in the consolidated income statement.

In the event of sales of receivables and factoring, the Group derecognizes the receivables and accounts for them as a sale only to the extent that the receivables have been transferred outside the consolidated group and the Group has transferred substantially all the risks and rewards of ownership of the receivables.

7.6.7.15.        Derivative financial instruments and hedging activities

Derivative financial instruments are classified as trading financial instruments unless they are designated as effective hedging instruments. All derivatives are carried as assets when their fair values are positive and as liabilities when their fair values are negative.

Trading derivative financial instruments

The worldwide operations of the Group lead to an exposure to adverse movements in foreign currency exchange rate. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. In addition forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecast intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on STMicroelectronics’ behalf by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties. These instruments do not qualify as hedging instruments under the requirements of IAS 39.

The trading derivative financial instruments are initially recorded at fair value. Subsequent to initial recognition, these instruments are re-measured at fair value. Fair value adjustments and realized gains and losses are recognized in the consolidated income statement on the line “other income” or “other expenses”.

Derivative financial instruments designated as hedge

These instruments include forward currency contracts and currency options, including collars, which are entered into by the Group to hedge exposure to foreign currency fluctuations.

For the purpose of hedge accounting, the hedging transactions are classified as cash flow hedge as they hedge exposure to variability in cash flows of highly probable forecasted transactions.

The following criteria must be in place before the Group will use hedge accounting:

•
At the inception of the transaction, the Group formally documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge;

•
The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes of cash flows of hedged items;

•	The highly probable forecasted transactions designated as hedged items will ultimately affect the consolidated income statement.

Cash flow hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges a portion of its Euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros, since these transactions are considered highly probable to occur and are closely linked to ultimate transactions with third parties. Additionally the Group hedges certain Singapore dollar-denominated manufacturing forecast transactions.

Such derivatives financial instruments are initially recognized at fair value on the date on which the derivative contract is entered into. The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized in the consolidated income statement on the line “Other income” or “Other expenses”. Amounts taken to other comprehensive income are transferred to the consolidated income statement when the hedged transaction affects profit or loss (when inventory is sold) on the line “Cost of sales”.

If the forecast transaction is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income are not transferred to the consolidated income statement until the forecast transaction occurs.

7.6.7.16.        Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs of disposal. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

7.6.7.17.        Employee benefits

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

Pension obligations

The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. Defined benefit pension plans define amounts of pension benefits that employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in profit or loss.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the Group bases the measurement of termination benefits on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the reporting date are discounted to present value.

Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based compensation

All the share plans of the Group are equity settled.

The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, is determined by reference to the fair value of the awards granted at date of grant. Non-market performance and service conditions are included in assumptions about the number of instruments that are expected to vest. Any applicable employee social charges are also expensed pro rata over the same period as the share-based compensation expense.

At the end of each reporting period, the Group revises its estimates of the number of instruments that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

7.6.7.18.        Financial Debt

Bank loans and senior bonds

Bank loans and senior bonds, are recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method within “Finance costs”.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

Finance leases

As described in note 7.6.7.12, the Group leases certain property plan and equipment. Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases and each lease payment is allocated between the liability and finance cost.

Compound financial instruments

The Group issued in 2014 convertible bonds that can be converted to share capital at the option of the holder and are callable by the Group, in certain events and circumstances, but for which the number of shares to be issued does vary with changes in their fair value.

The issuer’s call option and the holder’s conversion option are embedded non-equity derivative instruments and are recognized separately from the debt host contract. Upon initial recognition, the derivatives are measured at fair value, and the debt is measured as a residual amount. The Group has elected to allocate issuance costs to the debt component. The debt is subsequently measured at amortized cost using the effective interest method. The embedded derivatives are measured at fair value through profit and loss and the changes in fair value are reported on the line “Finance costs” or “Finance income” on the consolidated income statement.

Ordinary share capital

The Company has issued ordinary shares that are classified as equity. Incremental external costs that are directly attributable to the issue of these shares are recognized in equity, net of tax.

Treasury shares

Own equity instruments which are acquired (treasury shares) are deducted from equity for the consideration paid including any directly attributable incremental costs (net of taxes) and accounted for at weighted average cost. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Dividends on ordinary share capital

Dividends on ordinary shares are recognized as a liability and deducted from equity when they are approved by the Company’s shareholders.

Dividends for the year that are approved after the reporting date are dealt with as an event after the reporting date.

7.6.7.19.        Trade payables

Trade accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method when maturity of the payables exceeds one year.

7.6.7.20.        Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions primarily comprise provisions for onerous contracts, lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

7.6.7.21.         Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability The Group regularly evaluates claims to determine whether provisions need to be recorded based on the most current information available to the Group. Changes in these evaluations could result in adverse, material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

7.6.7.22.        Segment reporting

Operating segments are defined as a component of the entity that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (Company’s sole member of Managing Board) to make decision about resources to be allocated to the segments and assess its performance and (iii) for which discrete financial information is available.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

7.6.7.23.        Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

7.6.8. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.

7.6.8.1.        Income taxes

The Group is required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. The Group needs to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognizes deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, the Group is required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those, if any. Refer to note 7.6.32.

The Group is also required to assess the likelihood of recovery of its deferred tax assets originated by the net operating losses carried forward. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, the Group’s ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or the Group’s ability to implement prudent and feasible tax planning strategies.

As of December 31, 2014, the Group had non-current deferred tax assets of $649 million. The deferred tax assets have increased in the past few years. In particular, a significant portion of the increase in deferred tax assets was recorded in relation to net operating losses incurred in certain tax jurisdictions. These net operating losses may not be realizable before their expiration, unless the Group is capable of identifying favorable tax strategies.

The Group could reduce the amount of total deferred tax assets, resulting in a decrease in the total assets and, consequently, in equity, if the estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in the assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Group’s ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on the future tax provisions in the periods in which these changes could occur.

7.6.8.2.        Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on observable market prices less incremental costs of disposing the asset, in order to measure the price at which the asset could be sold in an orderly transaction between market participants at the measurement date. In case observable market prices are not available, fair value less costs of disposal could be measured based on data from binding sales transactions in arm’s length transactions of similar assets. For the current period’s annual impairment test, the recoverable amount of the CGUs was determined based on value-in-use calculations. Non-financial assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 7.6.7.1, 7.6.7.6, 7.6.7.11 and 7.6.7.12. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of facilities, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.

7.6.8.3.        Pension obligations

The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit pension plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy.

The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and may significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.

7.6.8.4.        Capitalized development costs

Development costs are capitalized in accordance with the accounting policy described in notes 7.6.7.6. and 7.6.7.11. Initial capitalization of costs is based on management’s judgment that economic profitability and technological feasibility is confirmed, usually when a product or technology has reached a certain maturity level in product life cycle model used by the Group. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project, discount rate to be applied and the expected period of benefits. As at December 31, 2014, the carrying amount of capitalized development costs was $867 million (2013: $858 million). Refer to note 7.6.12 for disclosure of amounts capitalized, amortized and impaired during the period.

7.6.8.5.        Inventory obsolescence reserves and normal manufacturing capacity thresholds

Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a periodic basis; therefore, the cost is dependent on the Group’s manufacturing performance. In case of underutilization of the manufacturing facilities, the Group estimates the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. For the year ended December 31, 2014, the unused capacity charges amounted to $53 million (2013: $32 million) as disclosed in note 7.6.27. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

While the Group performs, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory provisions, which would have a negative impact on its gross margin.

7.6.9. Investments in subsidiaries

The following table lists the Company’s consolidated subsidiaries and its percentage ownership as of December 31, 2014:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paolo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100

Legal Seat	Name	Percentage ownership (direct or indirect)
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Aosta	Dora S.p.A.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco, Casablanca	Electronics Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S (Maroc)	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

7.6.10. Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at December 31, 2014 and December 31, 2013 were as follows:

	December 31, 2014		December 31, 2013
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA	43	50.0%	50	50.0%
Incard do Brazil Ltda	3	50.0%	-	-
3Sun S.r.l.	-	-	13	33.3%
Total	46		63

ST-Ericsson SA

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

On September 9, 2013, the Group sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $43 million as of December 31, 2014. In addition, the Group and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2014.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the year 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a profit of $9 million related to ST-Ericsson SA.

Incard do Brazil Ltda (‘‘IdB’’)

IdB is a joint venture equally owned by Valid and the Company that was active in the smart cards business in South America. The Company determined that it was controlling the joint venture and therefore consolidated IdB.

Following the discontinuance of IdB’s activities, the Company determined that it was no longer controlling the joint venture and as such IdB was deconsolidated from the Company’s financial statements. The deconsolidation of IdB did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $4 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $3 million as of December 31, 2014.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method. For the year 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a charge of $61 million related to 3Sun.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. The agreement’s closing was reached on March 6, 2015 and resulted in ST paying €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power as well as ST forgiving its €13 million outstanding shareholders loan to the joint venture.

The summarized financial information of the Company’s investments in associates and jointly controlled entities as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 is presented below:

	December 31, 2014	December 31, 2013
In millions of USD
Current assets	166	266
Non-current assets	237	287
Current liabilities	117	178
Non-current liabilities	193	249

	2014	2013
In millions of USD
Total revenues	136	282
Operating income (loss)	(46)	(271)
Net income (loss)	(50)	(282)

7.6.11. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As at December 31, 2014
In millions of USD	Gross value	Accumulated depreciation	Net value
Land	80	-	80
Buildings	890	(411)	479
PP&E under finance lease	21	(20)	1
Facilities and leasehold improvements	2,946	(2,629)	317
Machinery and equipment	13,475	(11,806)	1,669
Computer and R&D equipment	410	(371)	39
Furniture and other tangible fixed assets	118	(109)	9
Construction in progress	58	-	58
Total	17,998	(15,346)	2,652

	As at December 31, 2013
	Gross value	Accumulated depreciation	Net value
Land	94	-	94
Buildings	992	(429)	563
PP&E under finance lease	8	(8)	-
Facilities and leasehold improvements	3,218	(2,826)	392
Machinery and equipment	14,676	(12,720)	1,956
Computer and R&D equipment	463	(414)	49
Furniture and other tangible fixed assets	137	(121)	16
Construction in progress	91	-	91
Total	19,679	(16,518)	3,161

Changes in the net carrying amount of property, plant and equipment are detailed as follows:

In millions of USD	Lands	Buildings	Finance leases	Facilities and leasehold improvements	Machinery and equipment	Computer and R&D equipment	Furniture / other tangible assets	Construction in progress	Total
Balance as at December 31, 2012	93	576	3	499	2,190	52	21	53	3,487
Additions	-	-	-	22	331	26	3	174	556
ST-Ericsson Deconsolidation and Break-up	-	-	-	(2)	(53)	-	(1)	-	(56)
Transfers	-	-	-	12	125	-	-	(137)	-
Transfer to assets held for sale	-	-	-	(4)	(8)	(3)	-	-	(15)
Disposals	-	(9)	-	-	(3)	-	-	-	(12)
Impairment	-	-	-	(16)	(17)	(1)	(1)	-	(35)
Depreciation expense	-	(19)	(3)	(132)	(653)	(27)	(5)	-	(839)
Foreign currency translation	1	15	-	13	44	2	(1)	1	75
Balance as at December 31, 2013	94	563	-	392	1,956	49	16	91	3,161
Additions	1	58	2	24	276	16	14	171	562
Deconsolidation and Break-up	-	-	-	-	-	-	(3)	-	(3)
Transfers	-	4	-	50	143	1	-	(198)	-
Transfer to assets held for sale	(1)	(31)	-	-	(1)	-	-	-	(33)
Disposals	(4)	(27)	(1)	(2)	-	(1)	(14)	-	(49)
Impairment	(5)	(15)	-	(16)	(6)	-	-	-	(42)
Depreciation expense	-	(28)	-	(101)	(597)	(23)	(3)	-	(752)
Foreign currency translation	(5)	(45)	-	(30)	(102)	(3)	(1)	(6)	(192)
Balance as at December 31, 2014	80	479	1	317	1,669	39	9	58	2,652

In the year ended December 31, 2014, capital investment funding totaled $1 million (2013: $3 million) and were accounted for as a reduction of the gross value of related tangible assets. The impact of capital funding on depreciation expense for the year ended December 31, 2014 is a reduction of $4 million (2013: $6 million). In 2014, the Group made equipment sales for cash proceeds of $9 million (2013: $12 million).

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen. Following this announcement, the Longgang building and related facilities that the Company intends to dispose were reclassified to assets held for sale for an amount of $31 million as of December 31, 2014.

7.6.12. Intangible assets

Intangible assets consisted of the following:

	As at December 31, 2014
In millions of USD	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	619	(519)	100
Purchased software	399	(331)	68
Contractual customer relationships	1	(1)	-
Capitalized development costs	1,456	(589)	867
Internally developed software and other intangible assets	38	(13)	25
Total	2,513	(1,453)	1,060

	As at December 31, 2013
	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	623	(491)	132
Purchased software	363	(318)	45
Contractual customer relationships	2	(2)	-
Capitalized development costs	1,263	(405)	858
Internally developed software and other intangible assets	53	(13)	40
Total	2,304	(1,229)	1,075

Changes in the net carrying amount are detailed as follows:

In millions of USD	Purchased technologies and licenses	Purchased software	Capitalized development costs	Contractual customer relationships	Internally developed software and other intangible assets	Total
Balance as at December 31, 2012	112	44	991	2	54	1,203
Additions	48	6	389	-	56	499
Transfer to assets held for sale	-	-	-	-	(10)	(10)
Impairment / Write-offs	(19)	(1)	(261)	(2)	(2)	(285)
Transfer	31	25	-	-	(56)	-
Amortization expense	(40)	(29)	(261)	-	(2)	(332)
Foreign currency translation	-	-	-	-	-	-
Balance as at December 31, 2013	132	45	858	-	40	1,075
Additions	27	11	397	-	25	460
Disposals	-	-	-	-	(2)	(2)
Impairment / Write-offs	(24)	-	(193)	-	-	(217)
Transfer	3	35	-	-	(38)	-
Amortization expense	(38)	(22)	(195)	-	-	(255)
Foreign currency translation	-	(1)	-	-	-	(1)
Balance as at December 31, 2014	100	68	867	-	25	1,060

For the year ended December 31, 2014, additions of intangible assets amounted to $460 million (2013: $499 million), of which none were acquired through business combinations for both years ended December 31, 2014 and 2013.

The 2014 amortization expense included $201 million (2013: $267 million) in costs of sales, $35 million (2013: $48 million) in research and development and $19 million (2013: $17 million) in selling general and administrative.

Development costs capitalized on projects that are still in progress and therefore not yet amortized amounted to $606 million as at December 2014 (2013: $525 million).

The impairment and write-offs for 2014 amounted to $217 million (2013: $285 million), of which $193 million recorded in costs of sales and $24 million in research and development, and are mainly resulting from the impairment of the capitalized development costs and purchased technologies and licenses of the DCG CGU. During the second half of 2014, the Company tested the dedicated long-lived assets of DCG CGU for impairment. The result was that most of DCG dedicated intangible assets were fully impaired due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value. The current DCG plan has been impacted by faster-than-expected revenue decline of legacy products and slower than anticipated customer transition to new key technologies.

7.6.13. Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Others	Total
As at January 1, 2014	2	70	-	72
Foreign currency translation	-	(8)	-	(8)
As at December 31, 2014	2	62	-	64

As at December 31, 2014, the gross value of goodwill was $978 million (2013: $986 million) and the accumulated impairment was $914 million (2013: $914 million).

Goodwill is allocated to the Group’s cash-generating units (“CGUs”). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets and management’s best estimates about future developments, as well as market and customer assumptions.

Following the annual impairment test performed in the second half of 2014, no goodwill impairment was recorded for any of the Group’s CGUs. For the annual impairment test performed during the second half of 2014, the key-assumptions used for value-in-use calculations are based on the most recent five-year plan of each CGU tested. The average perpetuity growth rate was 1.5% and discount rate is pre-tax and inferred from the observable volatility of share prices for comparable companies in the semi-conductor industry, and amounted to 12.0%. These assumptions have been used, as applicable, for the analysis of each CGU within the operating segments. Management determined budgeted gross margin based on past performance, and its expectations for the market development. The average yearly growth rates used are consistent with the forecast included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

7.6.14. Other financial assets and financial liabilities

7.6.14.1.        Other financial assets

In millions of USD	December 31, 2014	December 31, 2013
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	345	68
Available-for-sale investments – unquoted equity securities	13	13
Restricted cash	-	-
Short-term deposits	-	1
Other	8	8
Total other financial assets	366	90
Current	334	58
Non-current	32	32
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	-	13
Currency collars	-	6
Currency options	-	2
Derivatives not designated as hedges (held for trading)
Currency options	-	3
Currency collars	-	4
Foreign exchange forward contracts	1	15
Total derivatives financial instruments	1	43
Current	1	43
Non-current	-	-
Total other financial assets (including derivatives)	367	133
Total current	335	101
Total non-current	32	32

Movements in other financial assets (excluding derivatives) recorded in 2014 are summarized as follows:

In millions of USD	Jan 1, 2014	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase / Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2014
Government bonds issued by the U.S. Treasury	-	1	-	333	-	-	-	334
Senior debt floating rate note issued by financial institutions	57	-	-	-	(58)	1	-	-
Quoted equity instruments	11	-	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	68	1	-	333	(58)	1	-	345
Available-for-sale investments – unquoted equity securities	13	-	(3)	3	-	-	-	13
Short-term deposits	1	-	-	-	(1)	-	-	-
Other current financial assets	8	-	-	-	-	-	-	8
Total other financial assets (excluding derivatives)	90	1	(3)	336	(59)	1	-	366
*OCI:	Other comprehensive income

Movements in other financial assets (excluding derivatives) recorded in 2013 are summarized as follows:

In millions of USD	Jan 1, 2013	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase / Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2013
Government bonds issued by the U.S. Treasury	150	-	-	-	(150)	-	-	-
Senior debt floating rate note issued by financial institutions	88	-	-	-	(34)	3	-	57
Quoted equity instruments	10	1	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	248	1	-	-	(184)	3	-	68
Available-for-sale investments – unquoted equity securities	13	-	-	-	-	-	-	13
Restricted cash	4	-	-	-	(4)	-	-	-
Short-term deposits	1	-	-	-	-	-	-	1
Other current financial assets	6	-	-	-	-	2	-	8
Total other financial assets (excluding derivatives)	272	1	-	-	(188)	5	-	90
*	OCI: Other comprehensive income

Available-for-sale investments – quoted debt and equity securities

As at December 31, 2014, the Group held $334 million in U.S. Treasury bonds. The bonds have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 5.3 years. The debt securities were reported as current assets on the consolidated balance sheet as at December 31, 2014, since they represented investments of funds available for current operations. The bonds are classified as available-for-sale and recorded at fair value as at December 31, 2014. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The Senior debt Floating Rate Notes issued by financial institutions amounting to $57 million matured in 2014. They were also classified as available-for-sale and recorded at fair value as at December 31, 2013. No credit loss was identified on these instruments and due to the short duration before maturity, the fair value as at December 31, 2013 corresponded to par value. The U.S. Treasury Bills amounting to $150 million as of December 31, 2012 were sold in 2013. They were rated Aaa by Moody’s as at December 31, 2012. The change in fair value of these marketable securities was not material as at December 31, 2012. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponded to a Level 1 fair value measurement hierarchy.

As at December 31, 2014, the Group also had investments in quoted equity securities for an aggregate value of $11 million (December 31, 2013: $11 million).

7.6.14.2.        Other financial liabilities

In millions of USD	December 31, 2014	December 31, 2013
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	27	1
Currency collars	16	-
Derivatives not designated as hedges
Foreign exchange forward contracts	18	1
Currency collars	12	2
Embedded conversion option	96	-
Total other financial liabilities (including derivatives)	169	4
Total current	73	4
Total non-current	96	-

7.6.14.3.         Interest-bearing loans and borrowings

In millions of USD	December 31, 2014	December 31, 2013
Funding program loans from European Investment Bank:
0.25% due 2014, floating interest rate at Libor + 0.017%	-	20
0.26% due 2015, floating interest rate at Libor + 0.026%	9	19
0.28% due 2016, floating interest rate at Libor + 0.052%	39	58
0.73% due 2016, floating interest rate at Libor + 0.477%	52	77
0.61% due 2016, floating interest rate at Libor + 0.373%	57	86
1.43% due 2020, floating interest rate at Libor + 1.199%	75	87
1.29% due 2020, floating interest rate at Libor + 1.056%	165	193
1.00% due 2020, floating interest rate at Euribor + 0.917%	91	121
0.85% due 2021, floating interest rate at Libor + 0.525%	210	240
0.90% due 2021, floating interest rate at Libor + 0.572%	202	231
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	536	-
1.0% due 2021 (Tranche B)	351	-
Other Funding program loans:
0.43% (weighted average), due 2014-2023, fixed interest rate	6	5
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	6	10
0.67% (weighted average), due 2018, fixed interest rate	1	2
0.87% (weighted average), due 2020, fixed interest rate	3	3
Finance leases:
6.65% (w.a.*), due 2015-2017, fixed interest rate	1	1
Total interest-bearing loans and borrowings	1,804	1,153
Total current	202	225
Total non-current	1,602	928
*	Weighted average

Interest-bearing loans and borrowings are denominated in the following currencies:

In millions of USD	December 31, 2014	December 31, 2013
U.S. Dollars	1,697	1,012
Euros	107	141
Total	1,804	1,153

The European Investment bank’s loans denominated in Euro, but drawn in USD, are classified as USD denominated debt. Aggregate future maturities of interest-bearing loans and borrowings outstanding are as follows:

In millions of USD	December 31, 2014
2015	202
2016	193
2017	117
2018	116
2019	715
Thereafter	574
Total	1,917

The difference between the total aggregated future maturities in the preceding table and the total carrying amount of long-term debt is due to the unamortized discount on the dual tranche senior unsecured convertible bonds.

Senior convertible bonds

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company. The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting estimated issuance costs payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on an income approach, the debt being determined as a residual amount of the $1 billion total proceeds. The value of the issuer’s call option was nil at initial recognition and as at December 31, 2014. The value of the holder’s conversion option was estimated at $118 million at issuance date, which determined the initial recognition of the liability component at $882 million. The fair value measurement of the embedded derivative instruments corresponds to a Level 3 fair value hierarchy measurement. The Group elected to allocate issuance costs, totalling $6 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method and amounted to $887 million as at December 31, 2014.

The value of the conversion option was $96 million as at December 31, 2014, which generated a change in fair value of $22 million reported on the line “Finance income” on the consolidated income statement for the year ended December 31, 2014. The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings.

Credit facilities

The Group had unutilized committed medium-term credit facilities with core relationship banks totalling $583 million as of December 31, 2014. The Group also has four committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on December 6, 2006 for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $48 million remained outstanding as at December 31, 2014. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $109 million remained outstanding as at December 31, 2014. The third one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $331 million remained outstanding as at December 31, 2014. The fourth, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $412 million remained outstanding as at December 31, 2014.

7.6.14.4.        Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The notional amount of these financial instruments amounted to $810 million in 2014 (2013: $993 million). The principal currencies covered are the Euro, the Singapore dollar, the Swiss franc, the China Yuan Renminbi, the Indian rupee, the Euro, the Malaysian Ringgit and the Japanese yen.

Foreign currency forward contracts and currency options, including collars, not designated as cash flow hedge outstanding as of December 31, 2014 have remaining terms of 2 days to 12 months, maturing on average after 91 days.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

For the year ended December 31, 2014, the Group recorded an increase in cost of sales of $1 million (2013: decrease of $16 million) related to the realized gain (loss) incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the lines “Other income” or “Other expenses” for the years ended December 31, 2014 and 2013.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge amounted to $862 million (2013: $1,027 million). The forecasted transactions hedged at December 31, 2014 were determined to be highly probable of occurring.

As at December 31, 2014, $52 million of deferred losses on derivative instruments were included in the cash flow hedge reserve in equity and were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted semi-finished manufacturing costs.

Foreign currency forward contracts and currency options, including collars, designated as cash flow hedge outstanding as of December 31, 2014 have remaining terms of 5 days to 11 months, maturing on average after 112 days.

As at December 31, 2014, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	294
Currency collars	331

As at December 31, 2014, the Group had the following outstanding derivative instruments that were entered into to hedge Singapore dollar-denominated forecasted transactions:

In millions of Singapore dollars	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	136

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence the Group is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Group may be exposed to security price risk for investments in public entities. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at December 31, 2014 liabilities totaling $28 million (a gross immaterial amount of recognized assets offset with a liability of $28 million). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $1 million and liabilities of $45 million as at December 31, 2014.

7.6.14.5.        Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Financial assets
Trade receivables	912	1,049	912	1,049
Other receivables and assets	389	346	389	346
Available for sale financial investments	358	81	358	81
Other financial assets	9	52	9	52
Cash equivalents(1)	1,335	1,621	1,335	1,621
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	917	1,153	917	1,153
Senior unsecured convertible bonds(2)	887	-	967	-
Trade accounts payable	597	693	597	693
Other payables and accrued liabilities	415	428	415	428
Other current financial liabilities	73	4	73	4
Other non-current financial liabilities	96	-	96	-
(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $118 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds.

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•
For trade receivables, cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Available for sale financial investments:

¡	The fair value of quoted debt and equity securities is determined based upon quoted market prices for identical instruments.

¡	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.

•
The fair value of interest-bearing loans and borrowings, excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

•
The senior unsecured convertible bonds have been trading on the open market segment on the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

•
Other non-current financial liabilities correspond to the bondholders’ conversion option embedded in the senior unsecured convertible bonds issued on July 3, 2014. The value of the issuer’s call option was nil at inception and as at December 31, 2014. These embedded derivative instruments were measured at fair value based on an income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2014, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2014	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Trading derivatives:
Foreign exchange forward contracts	1	-	1	-
Trading securities	8	8	-	-
Available-for-sale investments – quoted debt and equity securities
Debt securities:
Government bonds issued by the U.S. Treasury	334	334	-	-
Equity securities	11	11	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Total assets	367	353	1	13
Liabilities measured at fair value
Derivatives at fair value through profit or loss:
Foreign exchange forward contracts	18	-	18	-
Currency collars	12	-	12	-
Embedded conversion option	96	-	-	96
Cash flow hedges:
Foreign exchange forward contracts	27	-	27	-
Currency collars	16	-	16	-
Total liabilities	169	-	73	96

During the reporting period ending December 31, 2014, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

As at December 31, 2013, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2013	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Trading derivatives:
Foreign exchange forward contracts	15	-	15	-
Currency options	3	-	3	-
Currency collars	4	-	4	-
Trading securities	8	8	-	-
Other financial assets	1	-	1	-
Cash flow hedges
Foreign exchange forward contracts	13	-	13	-
Currency options	2	-	2	-
Currency collars	6	-	6	-
Available-for-sale investments – quoted debt and equity securities
Debt securities:
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	27	27	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	30	30	-	-
Equity securities	11	11	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Total assets	133	76	44	13
Liabilities measured at fair value
Trading derivatives:
Foreign exchange forward contracts	1	-	1	-
Currency collars	2	-	2	-
Cash flow hedges:
Foreign exchange forward contracts	1	-	1	-
Total liabilities	4	-	4	-

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1. Instruments in Level 1 comprise the government bonds issued by the U.S. Treasury.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer’s quotes for similar instruments;

•	The fair value of foreign exchange forward contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

During the reporting period ending December 31, 2014, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 3

For assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2014 and December 31, 2014 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2014	13
Minority stake in Veredus following deconsolidation	3
Impairment charge on Veredus investment	(3)
Embedded derivative instruments on issued senior unsecured bonds	(118)
Change in fair value of the embedded derivative instruments	22
As at December 31, 2014	(83)
Amount of total losses included in the 2014 income statement attributable to assets (liabilities) still held at the reporting date	(3)

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on July 3, 2014 included the following inputs:

¡	The risk-free interest rate for comparable maturities;

¡	The reference price for STMicroelectronics ordinary shares as traded on the New York Stock Exchange;

¡	The exercise price;

¡	The dividend expected to be paid on STMicroelectronics ordinary shares over the life of the option;

¡	The volatility of STMicroelectronics ordinary shares;

¡	The duration of the option.

Volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of the valuation:

In millions of USD	December 31, 2014
Asset (liability) value as at December 31, 2013	-
Valuation at issuance of the bondholders’ conversion option	(118)
Gains (losses) recognized in the consolidated income statement	22
Asset (liability) value as at December 31, 2014	(96)

The change in fair value amounting to $22 million was reported as Finance income in the consolidated income statement for the year ended December 31, 2014.

The prices of the issuer’s call option and the bondholders’ conversion option are sensitive to implied volatility. For the issuer’s call option, sensitivity analysis show that the value of the embedded derivative instrument remains immaterial. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion option in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of STMicroelectronics ordinary shares	-10 p.p.	-8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(45)	(36)	(23)	24	38	48
Net carrying amount of the embedded conversion option	51	60	73	120	134	144

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and December 31, 2013 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2013	18
Expiration of Veredus buy-out option	(5)
As at December 31, 2013	13
Amount of total losses included in the 2013 income statement attributable to assets still held at the reporting date	-

No nonfinancial assets were measured at fair value as at December 31, 2014. The assets held for sale are reported at the lower of net book value and fair value less costs of disposal, which corresponded to net book value as at December 31, 2014.

For nonfinancial assets measured at fair value, the reconciliation between January 1, 2014 and December 31, 2014 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2014	16
Sale of Veredus asset group	(16)
December 31, 2014	-
Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. The impairment on intangible assets recorded in 2014 totaled $217 million, primarily relating to capitalized development costs and acquired licenses and technologies in the DCG cash-generating unit. The Group evaluated the recoverability of the long-lived assets assigned to the DCG cash-generating unit, including acquired technologies. To determine the recoverable amount of the cash-generating unit and measure the impairment loss, the Group used an income approach, which was based on cash flow projections expected to result from the use or potential sale of these assets. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

7.6.15. Other non-current assets

Non-current loans and receivables consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Long-term receivables related to funding	14	16
Long-term receivables related to tax refunds	499	497
Other assets	42	67
Total	555	580

These non-current receivables are all due within 5 years from the balance sheet date except certain receivables related to funding which are expected to be received beyond 5 years.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Group in certain of its local tax jurisdictions, for which collection is expected beyond one year.

Other assets are composed of individually insignificant amounts as at December 31, 2014 and December 31, 2013.

Long-term receivables are reflected in the statement of financial position at their amortized cost. The fair value of long-term receivables related to funding amounts to $14 million. No long-term loans and receivables were past due but not impaired.

The carrying amounts of the Group’s non-current loans and receivables are denominated in the following currency:

In millions of USD	December 31, 2014	December 31, 2013
US dollar	9	8
Euro	536	557
Japanese Yen	2	3
Other currencies	8	12
Total	555	580

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

7.6.16. Inventories

Inventories consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Raw materials	73	84
Work-in-process	795	885
Finished products	401	367
Total	1,269	1,336

Write-offs of inventories were recognized in cost of sales as an expense and amounted to $68 million in 2014 (2013: $68 million).

The carrying amount of inventories is presented net of a provision for slow-moving items of $50 million as at December 31, 2014 (2013: $38 million).

7.6.17. Trade accounts receivable

Trade accounts receivable consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Trade accounts receivable	920	1,058
Provision for impairment of trade receivables	(8)	(9)
Total	912	1,049

The carrying value less provision for impairment of trade receivables is assumed to approximate the fair values of the trade receivables due to their short-term nature. Doubtful account expense is reported as selling, general and administrative expenses in the income statement. The individually impaired receivables mainly relate to customers, who are unexpectedly in difficult economic situations; a portion of such receivables is expected to be recovered.

Movements in the provision for impairment of trade receivables are as follows:

In millions of USD	December 31, 2014	December 31, 2013
Beginning of period	9	10
Losses recognized in selling, general and administrative	-	(2)
Additions	1	2
Reversals	(2)	(1)
End of period	8	9

Amounts charged to the provision account are generally written-off when there is no expectation of recovering additional cash. The maximum exposure to credit risk at the reporting date is the fair value of trade accounts receivable net of impairment. In 2014 and in 2013, no individual customer represented more than 10% of the Group’s revenue.

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

As at December 31, 2014, the ageing analysis of trade receivables is as follows:

			Past due but not impaired
In millions of USD	Total	Neither past due nor impaired	Less than a month	Between 1 and 6 months	Over 6 months
2014	912	881	27	3	1
2013	1,049	987	43	18	1

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

In millions of USD	December 31, 2014	December 31, 2013
US dollar	798	897
Euro	53	88
Japanese Yen	60	66
Other currencies	9	7
Total	920	1,058

The Group enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2014, $49 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $204 million for the year 2014, with a financial cost of less than $1 million reported on the line “Finance costs” of the consolidated income statement.

7.6.18. Other receivables and assets

Other receivables and assets consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Receivables from government agencies	220	127
Advances	36	46
Prepayments	42	54
Other indirect tax receivable	45	56
Other current assets	46	63
Total	389	346

The carrying amounts are assumed to approximate fair value. Other receivables do not contain significant impaired assets. These related mainly to receivables from government agencies for which there is no recent history of default.

The carrying amounts of the Group’s other receivables are denominated in the following currencies:

In millions of USD	December 31, 2014	December 31, 2013
US dollar	69	100
Euro	287	206
Other currencies	33	40
Total	389	346

Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects. The maximum exposure to credit risk at the reporting date is the carrying amount of other receivables.

7.6.19. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Cash at bank and in hand	746	215
Money market deposits with banks	1,271	1,621
Total	2,017	1,836

7.6.20. Cash generated from operations

Cash generated from operations is detailed as follows:

In millions of USD	December 31, 2014	December 31, 2013
Net result	142	(679)
Depreciation and amortization	1,007	1,170
Interest and amortization of issuance costs on convertible bonds	10	-
Fair value variation of convertible bonds conversion option	(22)	-
Loss / (Gain) on financial assets	1	6
Gain on sale of businesses	(22)	(80)
Share-based compensation	39	23
Other non-cash items	(31)	(148)
Deferred income tax	(164)	(103)
Share of loss of associates, impairments or reversal of impairments on investments in associates	53	122
Impairment, restructuring and other related closure costs	176	412
Movement of trade receivables, net	119	(57)
Movement of inventories, net	-	(22)
Movement of trade payables	(70)	(139)
Movement of other assets and liabilities net	(93)	280
Cash generated from operations	1,145	785

7.6.21. Equity

7.6.21.1.        Outstanding shares

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2014, the number of common shares issued was 910,797,305 shares (December 31, 2013: 910,703,305 shares).

As of December 31, 2014, the number of common shares outstanding was 873,939,583 shares (December 31, 2013: 890,606,763 shares).

7.6.21.2.        Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

7.6.21.3.         Treasury shares

Following the authorization by our Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Group acquired 29,520,220 shares in 2008 also reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of unvested shares. As of December 31, 2014, 26,062,498 of these treasury shares were transferred to employees under the Group’s share based remuneration programs of which 3,238,820 in the year ended December 31, 2014.

As of December 31, 2014, the Group owned a number of treasury shares equivalent to 36,857,722.

Pursuant to a resolution passed at the Annual General Meeting of Shareholders held on June 13, 2014, and subsequently an approving resolution of our Supervisory Board, the Company launched a share buy-back program in the third quarter of 2014, intended to meet the Company’s obligations in relation to its employee stock award plans. This program was subject to a maximum number of ordinary shares of twenty million to be repurchased. On November 10, 2014, the Company announced the completion of the repurchase of twenty million shares under the buy-back program for a total purchase price of approximately $156 million. The repurchased shares will be held as treasury shares and used to cover employee stock awards under the Company’s long term incentive plans.

7.6.21.4.        Stock-option plans

In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Group decided in 2005 to accelerate the vesting period of all outstanding unvested stock options. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of our Supervisory Board. Under this plan, 12,000 options could be granted per year to each member of our Supervisory Board and 6,000 options per year to each professional advisor to our Supervisory Board. Options would vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of the stock option activity for the plans for the two years ended December 31, 2014 and 2013 follows:

		Price per share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2012	16,690,472	$16.73 - $27.21	$21.00
Options forfeited	(8,400,221)	$16.73 - $27.21	$19.39
Outstanding at December 31, 2013	8,290,251	$16.73 - $27.21	$22.64
Options forfeited	(8,285,951)	$16.73 - $27.21	$22.65
Outstanding at December 31, 2014	4,300	$16.73	$16.73

The weighted average remaining contractual life of options outstanding as of December 31, 2014 and 2013 was 0.1 and 0.3 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2014 were as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
4,300	$16.73	$16.73	0.1

7.6.21.5.        Unvested share awards for the Supervisory Board

On an annual basis and until the year 2012, the Compensation Committee (on behalf of the Supervisory Board and with its approval) used to grant stock-based awards (the options to acquire common shares in the share capital of the Company) to the members and professionals of our Supervisory Board (“The Supervisory Board Plan”). The awards were granted at the nominal value of the share of €1.04 (exercise price of the option). The options granted under our Supervisory Board Plan vest and become exercisable immediately, while the shares resulting from these awards vest and therefore become available for trade evenly over three years (one third every year), with no market, performance or service conditions.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Year of Grant	Options granted and vested	Options waived at grant
2005	66,000	(15,000)
2006	66,000	(15,000)
2007	165,000	(22,500)
2008	165,000	(22,500)
2009	165,000	(7,500)
2010	172,500	(7,500)
2011	172,500	(30,000)
2012	180,000	(22,500)
2013	No options granted
2014	No options granted

A summary of the options’ activity by plan for the years ended December 31, 2014 and December 31, 2013 is presented below:

Year of grant	Outstanding as of 31.12.2012	Exercised	Outstanding as of 31.12.2013	Exercised	Outstanding as of 31.12.2014	Shares corresponding to exercised option not yet available for trade as of 31.12.2014
2005	34,115	(3,000)	31,115	(9,000)	22,115	-
2006	33,000	(3,000)	30,000	(9,000)	21,000	-
2007	82,500	(22,500)	60,000	(13,500)	46,500	-
2008	85,000	(10,000)	75,000	(15,000)	60,000	-
2009	95,000	(20,000)	75,000	-	75,000	-
2010	107,500	(25,000)	82,500	(7,500)	75,000	-
2011	142,500	(25,000)	117,500	(20,000)	97,500	-
2012	157,500	(35,000)	122,500	(20,000)	102,500	5,000

The total intrinsic value of options exercised during the year 2014 amounted to $1 million.

At the Company’s General Meeting of Shareholders held on 21 June 2013, it was resolved to discontinue the stock-based compensation for our Supervisory Board members and professionals.

7.6.21.6.         Unvested share awards for the Employees

On an annual basis, the Compensation Committee (on behalf of our Supervisory Board and with its approval) grants stock-based awards to the senior executives along with selected employees (the “Employee Plan”). The awards are granted for free under the Employee Plan. Until 2012 all the awards were subject to completion of the performance conditions. Starting from 2013, there are two types of unvested shares: (1) shares granted to employees, vesting independently on the performance conditions and (2) shares granted to senior executives, whose vesting is subject to three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of cash flow compared with budget), each weighting for one third of the total number of awards granted. All the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant (for awards granted until the end of 2012 under the French Subplan 64% vest as of the second anniversary of the grant and 36% as of the third anniversary of the grant)). In addition, in 2012 and in 2013 there was a Special Bonus granted to the Company’s CEO.

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of Grant	Allocations under	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
May 30, 2012	2012 CEO Special Bonus	100,862	-	-
July 23, 2012	2012 Employee Plan	6,216,285	(2,400)	(1,991,558)
December 21, 2012	2012 Employee Plan	304,480	-	(100,373)
July 22, 2013	2013 CEO Special Bonus	42,565	-	-
July 22, 2013	2013 Employee Plan	5,750,730	-	(1,832,360)
December 18, 2013	2013 Employee Plan	659,515	-	(157,858)
December 27, 2013	2013 Employee Plan	1,800	-	-
July 22, 2014	2014 Employee Plan	6,458,435	-	(1,945,693)
December 18, 2014	2014 Employee Plan	500,775	-	(31,333)

A summary of the unvested share activity for the year December 31, 2014 is presented below:

Allocation under	Outstanding as at December 31, 2013	Granted	Forfeited / waived	Lost on failed vesting conditions	Vested	Outstanding as at December 31, 2014
2012 CEO Special Bonus	67,241	-	-	-	(33,621)	33,620
2012 Employee Plan	3,152,539	-	(32,978)	-	(1,739,357)	1,380,204
2013 CEO Special Bonus	42,565	-	-	-	(14,188)	28,377
2013 Employee Plan	6,379,320	-	(65,080)	(1,990,218)	(1,451,654)	2,872,368
2014 Employee Plan	-	6,959,210	(35,505)	(1,977,026)	-	4,946,679
Total	9,641,665	6,959,210	(133,563)	(3,967,244)	(3,238,820)	9,261,248

The grant date fair value of unvested shares granted to employees under the 2011 Employee Plan was $9.08. For the 2011 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 23, 2012, the Compensation Committee approved the statement that none of the three performance conditions were met. Consequently, the compensation expense recorded on the 2011 Employee Plan was reversed in the income statement for the year ended December 31, 2012.

The grant date fair value of unvested shares granted to the CEO under the 2012 CEO Special Bonus Plan was $6.32. On the 2012 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2012 Employee Plan was $4.87. For the 2012 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 11, 2013, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2012 Employee Plan reflects the statement that two thirds of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to the CEO under the 2013 CEO Special Bonus Plan was $9.35. On the 2013 CEO Special Bonus Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grant.

The grant date fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55. For the 2013 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On April 28, 2014, the Compensation Committee approved the statement that one performance condition was fully met. Consequently, the compensation expense recorded on the 2013 Employee Plan reflects the statement that one third of the awards granted with performance conditions will fully vest, as far as the service condition is met.

The grant date fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23. For the 2014 Employee Plan, the fair value of the unvested shares granted reflected the market price of the shares at the date of the grants. On March 24, 2015, the Compensation Committee approved the statement that one performance condition was fully met. Consequently, the compensation expense recorded on the 2014 Employee Plan reflects the statement that one third of the awards granted with performance conditions will fully vest, as far as the service condition is met.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated income statement for the year ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Cost of sales	6	4
Selling, general and administrative	16	11
Research and development	14	8
Total pre-payroll tax and social contribution compensation	36	23

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at December 31, 2014 and $2 million at December 31, 2013. As of December 31, 2014 there was $43 million of total unrecognized compensation cost related to the grant of unvested shares, which is expected to be recognized over a weighted average period of approximately 9 months.

The total deferred income tax expense recognized in the consolidated statements of income related to unvested share-based compensation expense amounted to $1 million and $4 million for the years ended December 31, 2014 and 2013, respectively.

7.6.21.7.         Other reserves

Other reserves include the following components as at December 31, 2014:

In millions of USD	Share-based compensation reserve	Available- for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Employee benefit plan reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at December 31, 2012	505	(1)	9	859	(143)	(3)	1,226
Share-based compensation expense for the year	23	-	-	-	-	-	23
JV deconsolidation	-	-	-	46	(3)	-	43
Net movement recognized in the statement of comprehensive income	-	1	4	103	70	2	180
As at December 31, 2013	528	-	13	1,008	(76)	(1)	1,472
Share-based compensation expense for the year	39	-	-	-	-	-	39
Net movement recognized in the statement of comprehensive income	-	1	(65)	(273)	(67)	1	(403)
As at December 31, 2014	567	1	(52)	735	(143)	-	1,108

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration. Refer to Notes 7.6.21.5 and 7.6.21.6 for further details on these share-based compensation programs.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

7.6.21.8.        Dividends

The Supervisory Board meeting held on December 4, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014. The remaining $0.10 per share cash dividend totaling $87 million was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2014.

The General Meeting of Shareholders held on June 13, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2014 and $0.10 in the third quarter of 2014, to be paid in June 2014 and September 2014, respectively. $89 million corresponding to the first distribution and $85 million as part of the second distribution were paid during the first nine months of 2014. The remaining second portion of dividends of $4 million was paid during the fourth quarter of 2014.

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, to be paid in December 2013 and March 2014, respectively. The first payment, totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend, totaling $89 million, was executed in March 2014 and was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2013.

The General Meeting of Shareholders held on June 21, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2013 and $0.10 in the third quarter of 2013, to be paid in June and September of 2013, respectively. The first payment for Euronext Paris and Borsa Italiana, amounting to $75 million, was executed in the second quarter of 2013. The first payment for the New York Stock Exchange which was executed in July 2013 and the remaining $0.10 per share cash dividend, totaling $93 million, was paid in the third quarter of 2013.

7.6.22.        Provisions

Movements in provisions during the year ended December 31, 2014 are detailed as follows:

In millions of USD	Restructuring	Warranty and product Guarantee	Tax	Total
As at December 31, 2013	92	2	255	349
Expense recognized during the period	47	1	94	142
Unused provisions	(2)	-	(2)	(4)
Amounts paid	(86)	-	(5)	(91)
Advances not refunded upon contract terminations	(13)	-	-	(13)
Currency translation effect	(1)	-	(29)	(30)
As at December 31, 2014	37	3	313	353
Current 2014	20	3	5	28
Non-current 2014	17	-	308	325
Current 2013	68	2	6	76
Non-current 2013	24	-	249	273
	92	2	255	349

Restructuring provisions

The Company is currently engaged in three major restructuring plans, the $600-650 million net opex plan, the Manufacturing consolidation plan and the EPS restructuring plan which are described hereafter.

Further to the announcement on December 10, 2012 to reduce the Group’s net operating expenses comprised of combined selling, general and administrative and research and development expenses, net of R&D grants and excluding the effect of the capitalized development costs and restructuring, to the level of $600 million to $650 million on a quarterly basis by the beginning of 2014, the Group committed restructuring actions in 2013 (the “$600-650 million net opex plan”). The plan was substantially completed in 2014.

In July 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen (the “Manufacturing consolidation plan”). The plan is expected to be completed in 2015.

In the third quarter of 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting an estimated $100 million of annualized savings in the EPS segment (the “EPS restructuring plan”). The plan is expected to be completed in 2015.

In 2014, the Company incurred restructuring charges and other related closure costs of $45 million, net of release of unused provision, corresponding to:

•	$14 million for the $600-650 million net opex plan corresponding to employee termination benefits, primarily in Europe, and contract termination costs;

•	$11 million for the Manufacturing consolidation plan corresponding to $8 million for employee termination benefits and $3 million of closure costs;

•	$20 million for the EPS restructuring plan relating to employee and contract termination costs

Warranty and product guarantee

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

Tax provisions

Tax provisions are related to uncertain tax positions that remain open for review in the Group’s major tax jurisdictions. It is reasonably possible that certain of the uncertain tax positions could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, Italy, United States and India, are from 1996 to 2014.

7.6.23. Employee benefits

Employee benefits liabilities are detailed as follows:

In millions of USD	December 31, 2014	December 31, 2013
Retirement benefit obligation liability	404	356
Other long-term employee benefits	66	65
Other employee benefits liabilities	7	9
Salaries and wages	245	339
Social charges on salaries and wages	144	172
Total employee benefits liabilities	866	941
Non-current assets	(9)	(9)
Current liabilities	409	528
Non-current liabilities	466	422

Pensions

The Group has a number of defined benefit pension plans covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The Group uses December 31 as measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2014 and 2013, the major defined benefit pension plans and long-term employee benefit plans were in the USA (retirement plan), France (retirement indemnities), Switzerland (retirement pension system), UK (retirement benefit scheme closed to new entrants and future accrual) and Italy (termination indemnity plan (“TFR”) generated before July 1, 2007).

The amounts recognized in the statement of financial position are determined as follows:

In millions of USD	December 31, 2014	December 31, 2013
Benefit obligations wholly or partially funded	(601)	(536)
Fair value of plan assets	480	448
Benefit obligations wholly unfunded	(275)	(265)
Reserve against prepaid	(8)	(3)
Total pension liabilities	(404)	(356)

The movements in the pension liability are as follows:

In millions of USD	2014	2013
Beginning of the year	356	485
Exchange difference	(30)	12
Pension expense	38	35
Contributions paid	(40)	(46)
Remeasurement (gain) / loss recognized in OCI	80	(101)
Acquisition	-	9
ST-Ericsson deconsolidation	-	(38)
End of the year	404	356

Changes in defined benefit obligations are as follows:

In millions of USD	2014	2013
Beginning of the year	801	896
Service cost	27	37
Interest cost	30	30
Employee contributions	6	5
Plan amendment – past service cost – vested benefits	-	-
Plan amendment – past service cost – non vested benefits	-	5
Actuarial (gain) loss – Experience	(3)	(24)
Actuarial (gain) loss – Demographic assumptions	6	(1)
Actuarial (gain) loss – Financial assumptions	108	(51)
Acquisition / Transfer in	2	21
Divestiture / Transfer out	(2)	(12)
Effect of settlement	-	(51	)(a)
Effect of curtailment	-	(3	)(a)
Benefits paid	(35)	(19)
ST-Ericsson deconsolidation	-	(49)
Effect of foreign exchange translation	(64)	17
End of the year	876	801
(a)
Some restructuring actions occurred in 2013, mainly in Switzerland, South Korea and USA, whose total impact was a reduction of the benefit obligation by $54 million recognized as settlement and curtailment.

Defined benefit obligations by main geographical locations are as follows:

In millions of USD	2014	2013
France	168	153
Italy	135	138
Switzerland	121	118
United Kingdom	165	157
United States	235	195
Other countries	52	40
End of the year	876	801

Changes in plan assets are as follows:

In millions of USD	2014	2013
Beginning of the year	448	422
Interest income	19	15
Employer contribution	28	29
Employee contribution	6	5
Acquisition / Transfer in	-	8
Sale / Transfer out	-	(8)
Effect of settlement	-	(25	)(b)
Benefits paid	(22)	(9)
Actuarial gain (loss)	22	17
ST-Ericsson deconsolidation	-	(11)
Effect of foreign exchange translation	(21)	5
End of the year	480	448
(b)	Impact on plan assets of restructuring actions that occurred in 2013, mainly in Switzerland and South Korea, was $25 million.

The actual return on plan assets in 2014 was a gain of $41 million (2013: gain of $32 million). In 2014, the theoretical interest income on plan assets was a gain of $19 million (2013: gain of $15 million) resulting in an actuarial gain on plan assets of $22 million (2013: gain of $17 million).

Plan assets by main geographical locations are as follows:

In millions of USD	2014	2013
France	3	3
Italy	-	-
Switzerland	88	93
United Kingdom	172	164
United States	191	166
Other countries	26	22
End of the year	480	448

The effects of the asset ceiling are as follows:

In millions of USD	2014	2013
Beginning of the year	(3)	(11)
Effect of asset ceiling recognized during the year	(5)	8
End of the year	(8)	(3)

The amounts recognized in the income statement related to pensions are as follows:

In millions of USD	2014	2013
Service cost	27	20
Current service cost	27	37
Prior service cost	-	5
Curtailment	-	(3	)(c)
Settlement	-	(19	)(c)
Net interest cost	11	15
Interest cost	30	30
Interest income	(19)	(15)
Total pension costs	38	35
(c)	Impact on pension cost of restructuring actions that occurred in 2013, mainly in Switzerland, South Korea and USA, was $22 million.

The Group’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2014 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	17	17	-	-
Equity securities	136	7	129	-
Government debt securities	10	10	-	-
Corporate debt securities	125	4	121	-
Investment funds	80	-	80	-
Real estate	12	-	10	2
Other (mainly insurance assets)	100	-	-	100
Total	480	38	340	102

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2013 is as follows:

In millions of USD	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	8	8	-	-
Equity securities	152	7	145	-
Government debt securities	12	12	-	-
Corporate debt securities	99	4	95	-
Investment funds	63	-	63	-
Real estate	9	-	5	4
Other (mainly insurance assets)	105	-	-	105
Total	448	31	308	109

The majority of plans (in the United Kingdom, United States and Switzerland) are governed by an independent board of trustees which include employer representatives.

The Group’s investment strategy for its pension plans is to optimize the long-term investment return on plan assets in relation to the liability structure to maintain an acceptable level of risk while minimizing the cost of providing pension benefits and maintaining adequate funding levels in accordance with applicable rules in each jurisdiction.

The Group’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy, in such a way that the asset allocation is in line with the targeted asset allocation with reasonable boundaries. This was the case for year-end 2014. A portion of investments in equity securities has been reinvested in fixed income to reduce the exposure to equity markets. The Group’s asset portfolios are managed in such a way as to achieve adapted diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Group does not manage any assets internally.

After considering the funded status of the Group’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Group may choose to make contributions to its pension plans in any given year in excess of required amounts. In 2014, the Group’s contributions to plan assets were $28 million (2013: $29 million) and it expects to contribute cash of $26 million in 2015.

As a consequence of our decision to downsize our United Kingdom (“UK”) operations, we have proposed that the UK pension schemes (the Bristol Scheme and the Marlow Scheme) be merged, which will generate moderate funding savings and provide the Trustees with additional security. The merger of the two schemes is still under discussion with the Trustees and is not expected to materially change our pension liabilities.

Other long-term employee benefits

Other long-term employee benefits include seniority and loyalty award programs. The movements in the other long-term employee benefits liability are as follows:

In millions of USD	2014	2013
Beginning of the year	65	63
Service cost	7	8
Interest cost	2	2
Plan amendment – past service cost – non vested benefits	1	-
Actuarial (gain) loss – Demographic assumptions	(1)	-
Actuarial (gain) loss – Financial assumptions	3	-
Acquisition / Transfer in	1	1
Divestiture / Transfer out	(1)	(1)
Benefits paid	(3)	(4)
Effect of curtailment	-	(2)
Change in scope	-	1
ST-Ericsson deconsolidation	-	(4)
Effect of foreign exchange translation	(8)	1
End of the year	66	65

The amounts recognized in the income statement related to other long-term benefits are as follows:

In millions of USD	2014	2013
Service cost	8	6
Current service cost	7	8
Past service cost	1	-
Curtailment	-	(2)
Net interest cost	2	2
Interest cost	2	2
Immediate recognition of (gains) losses	2	-
Total other long-term benefits costs	12	8

Assumptions

The weighted average assumptions used in the determination of pension and other long-term obligations are as follows:

	2014	2013
Discount rate	3.03%	3.83%
Inflation rate	2.13%	2.28%
Future salary increase	2.65%	2.82%

The discount rate was determined by reference to high quality corporate bond rates applicable to the respective country of each plan and estimated terms of the defined benefit obligation. As required by IAS 19 Revised, and for pension plans with plan assets, the interest income on plan assets is set equal to the corresponding discount rate.

The average duration of Defined Benefit Obligations is of 16 years in 2014 and 16 years in 2013.

At December 31, 2014, an increase of the discount rate of 0.25% would have resulted in a reduction of the Defined Benefit Obligations of $37 million and a decrease of the discount rate of 0.25% would have resulted in an increase of the Defined Benefit Obligations by $38 million. An increase of the inflation rate of 0.25% would have resulted in an increase of the Defined Benefit Obligations of $26 million and a decrease of the inflation rate of 0.25% would have resulted in a decrease of the Defined Benefit Obligations of $25 million. These sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position.

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.

Defined contribution plans

The Group has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. In 2014, the annual cost of these plans amounted to approximately $81 million (2013: $89 million).

7.6.24. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Capacity rights	1	4
Other non-current liabilities	46	62
Total other non-current liabilities	47	66

The obligations for capacity rights are mainly due to the terms of the agreement for the inception of Numonyx that included rights granted to Numonyx to use certain assets retained by the Group. This capacity rights have been transferred to the acquirer of Numonyx. As at December 31, 2014, the value of such rights totaled $3 million (2013: $7 million) of which $1 million (2013: $4 million) was classified as a non-current liability.

7.6.25. Trade accounts payable, other payables and accrued liabilities

In millions of USD	December 31, 2014	December 31, 2013
Trade accounts payable	597	693
Dividends due to shareholders	87	89
Taxes other than income taxes	68	85
Advances	33	32
Accounts payable to associates	50	81
Capacity rights	2	3
Royalties	26	37
Other accrued liabilities	149	101
Total other payables and accrued liabilities	415	428

7.6.26. Significant categories of income

In millions of USD	December 31, 2014	December 31, 2013
Sales of goods	7,335	8,050
License revenue and patent royalty income	69	32
French research tax credit recognized as a reduction of Research & Development expenses	145	146
Research and development funding recognized in Other income	231	57
Finance income	34	19
Total	7,814	8,304

7.6.27. Operating segment information

The Group operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for an operating segment as defined in the IFRS guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the operating segment “Others”.

The Company’s operating segments in 2014 are follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

o	Automotive (APG);
o	Industrial & Power Discrete (IPD);
o	Analog & MEMS (AMS); and
o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

o	Digital Convergence Group (DCG);
o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);
o	Microcontrollers, Memory & Secure MCU (MMS); and
o	Other EPS.

In 2014, the Company revised the revenues by product line from prior periods following the reclassification of Image Signal Processor business from IBP product line to DCG product line. In addition, the Wireless former product line has been reclassified into the DCG product line. The Company believes that the revised 2013 revenues presentation is consistent with that of 2014 and uses these comparatives when managing the company.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by operating segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the operating segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Net revenues by operating segment and product line

	December 31, 2014	December 31, 2013
Automotive (APG)	1,807	1,668
Industrial & Power Discrete (IPD)	1,865	1,801
Analog & MEMS (AMS)	1,102	1,306
Other SP&A	-	-
Sense & Power and Automotive Products (SP&A)	4,774	4,775
Digital Convergence Group (DCG)	756	1,492
Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP)	330	409
Microcontrollers, Memory & Secure MCU (MMS)	1,507	1,367
Other EPS	15	1
Embedded Processing Solutions (EPS)	2,608	3,269
Others	22	38
Total consolidated net revenues	7,404	8,082

Operating income (loss) by operating segment and reconciliation to operating income (loss)

	December 31, 2014	December 31, 2013
Sense & Power and Automotive Products (SP&A)	447	270
Embedded Processing Solutions (EPS)	(103)	(399)
Sub-total operating income (loss) of operating segments	344	(129)
Strategic R&D and other R&D programs	(7)	(15)
Phase-out and start-up costs	(16)	(5)
Impairment and restructuring charges	(90)	(292)
Unused capacity charges	(53)	(32)
Other non-allocated income and costs	(10)	8
IFRS/US GAAP Adjustments:
Net impact of capitalized development costs	9	(132)
Goodwill	-	17
Difference in timing for recognition of restructuring provisions	20	(27)
Employee benefits adjustments	(3)	33
Derivative instruments not designated as hedge instruments under IFRS	(46)	4
Other non-allocated expenses and IFRS/US GAAP adjustments	-	3
Sub-total Operating loss Others and US GAAP to IFRS adjustments impact on operating income (loss)(1)	(196)	(438)
Total operating income (loss)	148	(567)
(1)
Operating loss Others includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, start-up costs and other unallocated expenses. The Group’s Chief Operating Decision maker uses US GAAP metrics when managing the Group. Therefore, US GAAP to IFRS adjustments are not allocated to operating segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2014 and 2013. Net revenues represent sales to third parties from the country in which each entity is located. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along operating segment areas.

Net revenues by geographical area

In millions of USD	December 31, 2014	December 31, 2013
The Netherlands	1,905	1,860
France	200	289
Italy	61	78
USA	1,003	1,041
Singapore	3,831	3,860
Japan	368	420
Other countries	36	534
Total	7,404	8,082

Non-current assets other than financial instruments and deferred tax assets:

In millions of USD	December 31, 2014	December 31, 2013
The Netherlands	1,459	1,429
France	1,197	1,464
Italy	701	870
USA	17	26
Singapore	303	353
Other countries	700	809
Total	4,377	4,951

7.6.28. Expenses by nature

Expenses recorded as cost of sales, research and development and selling, general and administrative are detailed as follows:

In millions of USD	December 31, 2014	December 31, 2013
Depreciation and amortization	1,007	1,170
Employee benefit expenses	2,837	3,263
Purchase of materials	1,892	2,183
Purchase of subcontracting services	857	986
Changes in inventories	-	(17)
Transportation	81	116
Royalties and patents	98	135
Advertising costs	8	11
Other expenses	636	893
Total cost of sales, research and development, and selling, general and administrative	7,416	8,740

Employee benefit expenses are detailed as follows:

In millions of USD	December 31, 2014	December 31, 2013
Wages and salaries	2,035	2,342
Payroll taxes and other social contribution charges	635	703
Share-based compensation expense	36	23
Pensions and other long-term benefits expense	131	195
Total employee benefit expenses	2,837	3,263
Of which included in:
Cost of sales	1,281	1,372
Selling, general and administrative	637	751
Research and development	919	1,140

7.6.29. Other income / expenses

Other income consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Research and development funding	231	57
Foreign exchange forward contracts and other currency derivatives	-	22
Net foreign exchange gain	4	8
Gain on sale of non-current assets	24	84
Total other income	259	171

Other expenses consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Start-up / Phase out costs	16	4
Foreign exchange forward contracts and other currency derivatives	47	-
Patent litigation costs	28	40
Other expenses	8	9
Total other expenses	99	53

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

7.6.30. Finance income / costs

Total finance income and finance costs consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Senior Bonds conversion option adjustment	22	-
Interest income on tax refund	2	11
Other finance income	10	8
Total finance income	34	19
Interest on Senior Bonds	12	14
Interests on long-term loans and borrowings	11	8
Bank charges and commissions	6	-
Loss on available-for-sale investments	1
Change in fair value of held for trading financial instruments	-	5
Other finance costs	1	-
Total finance costs	31	27

7.6.31. Components of other comprehensive income

In millions of USD	December 31, 2014	December 31, 2013
Cash flow hedges:
Gains / (losses) arising during the year	(70)	23
Reclassification adjustments for (gains) / losses included in the income statement	2	(18)
	(68)	5
Available-for-sale financial assets:
Gains / (losses) arising during the year	1	1
Reclassification adjustments for losses included in the income statement	-	-
	1	1

7.6.32. Income tax

The major components of income tax benefit (expense) for the years ended December 31, 2014 and 2013 are:

Consolidated income statement

In millions of USD	December 31, 2014	December 31, 2013
The Netherlands taxes- current	-	5
Foreign taxes- current	(120)	(90)
Current taxes	(120)	(85)
The Netherlands taxes – deferred	-	-
Foreign deferred taxes	164	103
Income tax benefit	44	18

Consolidated statement of other comprehensive income (deferred tax related to items charged or credited directly to equity during the year)

In millions of USD	December 31, 2014	December 31, 2013
Net gain (loss) on revaluation of cash flow hedges	3	(1)
Re-measurements of employee benefit obligations	13	(31)
Income tax charged (credited) directly to equity	16	(32)

A reconciliation between income tax benefit and the product of loss before tax multiplied by The Netherlands’ statutory tax rate for the years ended December 31, 2014 and 2013 is as follows:

In millions of USD	December 31, 2014	December 31, 2013
Gain (loss) before income tax	98	(697)
Income tax benefit (expense) at The Netherlands’ statutory tax rate of 25% (2013: 25%)	(24)	174
Non-deductible, non-taxable items	8	(2)
Gain (loss) on investments in associates	(11)	(31)
Impairment of deferred tax assets and tax losses with no deferred tax asset recognized	26	(83)
Current year credits	53	60
Other tax credits	8	(42)
Benefits from tax holidays	65	18
Current year tax risk	(92)	(33)
Earnings (losses) of subsidiaries taxed at different rates	11	(43)
Income tax benefit	44	18

During the year ended December 31, 2014, the Group did not recognize deferred tax assets on net operating losses for an approximate amount of $5 million.

In 2013, the line “Earnings (losses) of subsidiaries taxed at different rates” includes a decrease of $35 million, related to significant losses in countries subject to tax holidays.

The tax holidays represent a tax exemption period aimed at attracting foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.07 per share in 2014 (2013: $0.02 per share). These agreements are present in various countries and include programs that reduce up to 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2022.

Deferred tax assets and liabilities consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Tax loss carry forwards and investment credits	473	335
Inventory valuation	15	14
Impairment charges and restructuring	11	61
Fixed assets depreciation in arrears	39	59
Capitalized development costs	-	8
Receivables for government funding	13	22
Pension service costs	87	60
Share awards	6	2
Commercial accruals	15	10
Other temporary differences	78	80
Deferred tax assets	737	651
Accelerated fixed assets depreciation	27	58
Acquired intangible assets	11	4
Advances of government funding	23	35
Other temporary differences	39	83
Deferred tax liabilities	100	180
Net deferred income tax asset	637	471

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax assets and liabilities are offset and presented as a single amount. The Group does not offset deferred tax assets and liabilities attributable to different tax-paying component or to different tax jurisdictions.

In the course of 2014, the Company obtained a favorable ruling in Switzerland to transfer the majority of ST-Ericsson deductible operating losses.

As at December 31, 2014, the Group has short-term and long-term deferred tax assets. The timing for recovery is expected as follows:

In millions of USD	December 31, 2014	December 31, 2013
Deferred tax assets to be recovered within 12 months	92	131
Deferred tax assets to be recovered beyond 12 months	557	351
Deferred tax assets	649	482
Deferred tax liabilities to be incurred within 12 months	0	7
Deferred tax liabilities to be incurred beyond 12 months	12	4
Deferred tax liabilities	12	11
Net deferred income tax asset	637	471

As of December 31, 2014 and 2013, deferred tax assets on net operating losses that could be utilized to cover uncertain tax positions amounted to $233 million and $229 million respectively.

In millions of USD	December 31, 2012	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2013	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2014
Deferred tax assets
Tax losses	300	-	-	35	335	(16)	-	154	473
Impairment charge and restructuring	54	-	-	7	61	(2)	-	(48)	11
Fixed asset depreciation	75	2	-	(18)	59	(6)	-	(14)	39
Other	258	3	(32)	(33)	196	(11)	16	13	214
Total deferred tax assets	687	5	(32)	(9)	651	(35)	16	105	737
Deferred tax liabilities
Accelerated tax depreciation	(64)	(2)	-	8	(58)	2	-	29	(27)
Acquired intangible assets	(30)	-	-	26	(4)	1	-	(8)	(11)
Other	(224)	(1)	-	107	(118)	8	-	48	(62)
Total deferred tax liabilities	(318)	(3)	-	141	(180)	11	-	69	(100)
Net deferred tax	369	2	(32)	132	471	(24)	16	174	637

As at December 31, 2014, the Group has gross deferred tax assets on tax loss carry forwards and investment credits that expire starting 2015, as follows:

Year	In millions of USD
2015	1
2016	46
2017	12
2018	89
2019	77
Thereafter	683
Total	908

As at December 31, 2014, deferred tax assets not recognized in the statement of financial position amounted to $1,607 million (2013: $1,454 million) and are detailed as follows:

•
$1,147 million (2013: $1,131 million) relating to an agreement granting the Group certain tax credits for capital investments purchased through the year ended December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index of 0.53% (2013: 0.56%). The credits may be utilized through 2020 or later depending on the Group meeting certain program criteria. In addition to this agreement, from 2007 onwards, the Group has continued and will continue to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to use these credits currently and in future years, the Group did not recognize in 2014 these deferred tax assets in the statement of financial position (2013: nil).

•
$460 million (2013: $323 million) of tax loss carry forwards corresponding to net operating losses acquired in business combinations, or generated in on-going operations, whose recovery was not considered probable.

7.6.33. Earnings per share

For the year ended December 31, 2014 and December 31, 2013, earnings per share (“EPS”) were calculated as follows:

In millions of USD	December 31, 2014	December 31, 2013
Basic EPS
Net result attributable to the equity holder of the parent	141	(548)
Weighted average shares outstanding	886,532,167	889,541,922
Basic EPS	0.16	(0.62)
Diluted EPS
Net result	141	(548)
Net result adjusted	141	(548)
Weighted average shares outstanding	886,532,167	889,541,922
Dilutive effect of stock options	-	-
Dilutive effect of unvested shares	3,278,537	-
Dilutive effect of convertible debt	-	-
Number of shares used for diluted EPS	889,810,704	889,541,922
Diluted EPS	0.16	(0.62)

As at December 31, 2014, there were outstanding stock options exercisable into the equivalent of 4,300 common shares.

7.6.34. Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2014	December 31, 2013
Sales and other services	24	118
Research and development expenses	-	121
Other purchases	24	71
Accounts receivable	22	12
Accounts payable	56	82

For the years ended December 31, 2014 and 2013, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: BESI, Flextronics, Globalfoundries, MicroOLED, Soitec, Oracle, Thales and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as listed in Note 7.6.10. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

Until the sale of its JVD shares to Ericsson on August 2, 2013, leading to the de-recognition of its equity investment in JVD, the Group purchased R&D services from JVD ($121 million in 2013).

The Group contributed cash amounts totaling $0.5 million for the years ended December 31, 2014 and December 31, 2013, to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

In 2014 and 2013, the total remuneration paid to the sole member of the Managing Board and to the other executive officers was as follows:

For the year ended December 31, 2014, in USD	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole member of the Managing Board	997,755	808,308	96,045	394,599	269,454	-	-	666,895	-	3,233,055
Executive officers (excluding sole member of the Managing Board)	11,608,341	4,553,663	3,187,997	4,690,597	523,696	-	7,135	1,734,773	-	26,306,203
Executive Committee total remuneration	12,606,096	5,361,971	3,284,042	5,085,196	793,150	-	7,135	2,401,668	-	29,539,258

	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
For the year ended December 31, 2013, in USD	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole member of the Managing Board	1,059,559	1,165,514	104,276	397,628	277,873	-	-	679,329	-	3,684,179
Executive officers (excluding sole member of the Managing Board)	12,168,802	3,001,642	2,736,680	4,852,349	614,182	-	28,325	2,129,993	-	25,531,973
Executive Committee total remuneration	13,228,361	4,167,156	2,840,956	5,249,977	892,055	-	28,325	2,809,322	-	29,216,152
(1):	Include compulsory contribution to pension plans
(2):	Complementary pension plan for Executive Management

The Group’s 26 executive officers, including the sole member of the Managing Board, were granted in 2014 for free 1,233,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2014 Employee Plan was $9.23.

The Group’s 24 executive officers, including the sole member of the Managing Board, were granted in 2013 for free 1,143,000 unvested shares subject to the achievement of performance objectives and service conditions being met. The weighted average grant date fair value of unvested shares granted to employees under the 2013 Employee Plan was $9.55.

The bonus paid to the executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on, among others, return on net assets, customer service, profit, cash and market share.

The executive officers and the Managing Board were covered in 2014 and 2013 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances.

At the end of the year 2005, the Compensation Committee recommended and our Supervisory Board decided to grant an additional pension benefit plan to the Group’s sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, in 2014 the Group made a contribution of $0.3 million to the plan of the sole member of the Managing Board, and $0.5 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2014 and no longer salaried in 2014 were $0.7 million.

We did not extend any loans or overdrafts to the sole member of our Managing Board, President and CEO, nor to any other member of our senior management. Furthermore, we have not guaranteed any debts or concluded any leases with the sole member of the Managing Board, nor with any other member of our senior management or their families.

The members of our senior management, including the sole member of our Managing Board, President and CEO, were covered in 2014 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2014 to provide pension, retirement or similar benefits for our senior management, including the sole member of our Managing Board, President and CEO, as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.1 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

Individual remuneration paid to Supervisory Board Members in 2014 and 2013 was recorded as follows:

In Euros	2014		2013
Maurizio Tamagnini	159,000	(1)	-
Didier Lombard	171,000		164,625
Bruno Steve	11,000	(2)	160,500
Jean d’Arthuys	-	(3)	-	(3)
Raymond Bingham	-		6,750	(4)
Janet G. Davidson	106,500		94,625	(5)
Heleen Kersten	98,500	(6)	-
Jean-Georges Malcor	97,500		95,875
Alessandro Ovi	107,000		102,875
Alessandro Rivera	95,500		93,000
Martine Verluyten	150,500		145,875
Tom de Waard	15,000		115,375
Total	€1,011,500		€979,500
(1):	Mr. Tamagnini was appointed as a member and Chairman of our Supervisory Board on June 13, 2014.
(2):	Mr. Steve’s mandate as member of our Supervisory Board expired on June 13, 2014.
(3):
Mr. d’Arthuys would have been entitled to receive €99,000 in 2013 and €101,500 in 2014, but he waived his right to receive any compensation from the Group in relation to his mandate as a member of our Supervisory Board.

(4):	Mr. Bingham was a member of our Supervisory Board until June 21, 2013.
(5):	Ms. Davidson was appointed as a member of our Supervisory Board on June 21, 2013.
(6):	Ms. Kersten was appointed as a member of our Supervisory Board on June 13, 2014.

No share awards were granted to Supervisory Board Members and Professionals in 2014 and 2013.

7.6.35. Commitments, contingencies, claims and legal proceedings

Commitments

The Group’s commitments as at December 31, 2014 were as follows:

In millions of USD	Total	2015	2016	2017	2018	2019	Thereafter
Operating leases	199	47	34	27	21	13	57
Purchase obligations	391	362	15	6	5	3	-
Of which:
Equipment purchase	171	171	-	-	-	-	-
Foundry purchase	83	83	-	-	-	-	-
Software, technology licenses and design	137	108	15	6	5	3	-
Other obligations	512	284	117	81	28	2	-
Total	1,102	693	166	114	54	18	57

As a consequence of the Group’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2015 to 2019 and thereafter. The Group leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. For the year ended December 31, 2014, the operating lease expense was $66 million (2013: $83 million).

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Contingencies

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California claiming that the Company’s ball grid array packages infringed certain patents owned by Tessera, and that the Company breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages. On September 3, 2014, the Company and Tessera announced that they had reached a settlement of all outstanding claims and litigation between them. The terms and conditions of the agreement between the companies were confidential.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2014, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

7.6.36. Financial risk management objectives and policies

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its on-going investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch (“Fitch”) Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure of the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries.

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Group through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Group use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The Group also hedges through the use of currency forward contracts certain Singapore dollar-denominated manufacturing forecasted transactions. The derivative instruments used to hedge the forecasted transactions relating to front-end manufacturing production costs meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

It is the Group’s policy to keep the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Group, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement in the foreign exchange rates will not influence the exchange effect on items of the consolidated income statement. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

The hedging activity of the Group and the impact on the financial statements is described in details in note 7.6.14.4.

The following sensitivity analysis was based on recognized assets and liabilities, including non-monetary items, of STMicroelectronics and its subsidiaries. Equity would have been approximately $47 million higher/lower (2013: $68 million higher/lower) if the Euro strengthened/weakened by 300 pips against the US dollar, arising mainly from translation of net assets from subsidiaries whose functional currency is the Euro.

At December 31, 2014 if the Euro/US Dollar exchange rate had strengthened by 300 percentage in points (pips) with all other variables held constant, net result for the year would have been $17 million higher (2013: $14 million higher), mainly as a result of foreign exchange gains on outstanding derivative instruments. If the Euro/US Dollar exchange rate had weakened by 300 pips with all other variables held constant, impact in net income would have been $18 million lower (2013: $9 million lower), mainly due to foreign exchange losses on outstanding derivative instruments.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence the Group is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

At December 31, 2014, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $3 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt. At December 31, 2013, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $2 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt.

During 2013 and 2012, the Group’s borrowings at variable rate were denominated in Euros and in US dollars.

Price risk

As part of its on-going investing activities, the Group may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 7.6.14.1. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

The measurement for accounting purposes of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2014 is dependent on various factors including the performance of STMicroelectronics ordinary shares. With respect to the valuation of the embedded derivative instrument as at December 31, 2014, if the price of STMicroelectronics ordinary shares, as measured on the New York stock exchange, with other valuation inputs remaining equal, increases by 10%, the value of the embedded conversion option would increase by $24 million, whereas for a decrease of 10% in the share price, the value of the embedded conversion option would decrease by $21 million. Details of the sensitivity of the other valuation factors, more specifically implied volatility, are presented in Note 7.6.14.5.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

The Group selects banks and/or financial institutions that operate with the Group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. This percentage is reviewed and is always kept at a maximum of 15% for major counterparty banks with high capitalization.

The Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2014 and 2013, no customer represented more than 10% of trade accounts receivable, net. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt-to-equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

A maturity analysis of interest-bearing loans and borrowings is shown in note 7.6.14.3.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders, as to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may review the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Group monitors capital on the basis of the net debt-to-equity ratio. This ratio is monitored on the basis of financial metrics as reported in compliance with US GAAP. This ratio is calculated as the net financial position of the Group, defined as the difference between total cash position (cash and cash equivalents, marketable securities – current and non-current-, short-term deposits and restricted cash, if any) net of total financial debt (bank overdrafts, if any, short-term borrowings and current portion of long-term debt as well as long-term debt), divided by total parent company shareholders’ equity.

8.     Company’s financial statements

8.1. Company’s statement of financial position

In millions of USD (Before proposed appropriation of result)	Notes	December 31, 2014	December 31, 2013
Assets
Non-current assets
Property, plant and equipment		1	1
Intangible assets	8.3.4	32	36
Investments in subsidiaries	8.3.5	3,051	3,573
Investments in associates and jointly controlled entities	8.3.6	43	63
Other non-current financial assets	8.3.7	11	10
Other non-current assets		5	23
Total non-current assets		3,143	3,706
Current assets
Trade accounts receivable		-	1
Group companies short-term loans	8.3.9	408	606
Other group companies receivables	8.3.10	1,887	1,905
Other current financial assets	8.3.7	334	30
Other receivables and assets		4	8
Cash and cash equivalents	8.3.8	1,877	1,369
Total current assets		4,510	3,919
Total assets		7,653	7,625
Equity and liabilities
Equity	8.3.11
Issued and paid-in capital		1,150	1,306
Additional paid-in capital		2,037	2,037
Retained earnings		202	1,201
Legal reserve		979	1,318
Other reserves		1,137	1,063
Result for the year		141	(548)
Total equity		5,646	6,377
Non-current liabilities
Interest-bearing loans and borrowings	8.3.13	1,514	809
Other non-current liabilities	8.3.14	130	42
Total non-current liabilities		1,644	851
Current liabilities
Interest-bearing loans and borrowings – current portion	8.3.13	182	202
Group companies short-term notes payable	8.3.10	2	2
Other group companies payable	8.3.10	5	35
Other payables and accrued liabilities	8.3.12	163	145
Income tax payable		11	13
Total current liabilities		363	397
Total equity and liabilities		7,653	7,625

The accompanying notes are an integral part of these Company’s financial statements

8.2. Company’s income statement

In millions of USD		Year ended
	Notes	December 31, 2014	December 31, 2013
Loss after taxes		(46)	(159)
Profit (loss) from subsidiaries	8.3.5	187	(389)
Net profit (loss)		141	(548)

The accompanying notes are an integral part of these Company’s financial statements

8.3. Notes to Company’s financial statements

8.3.1. General

A description of STMicroelectronics N.V. (“STMicroelectronics” or “the Company”), its activities and group structure are included in the consolidated financial statements, prepared on the basis of accounting policies that conform to International Financial Reporting Standards (“IFRS”) as endorsed by the European Union. STMicroelectronics holds investments in subsidiaries operating in the semiconductor manufacturing industry.

8.3.2. Basis of Presentation

In accordance with article 2:362 Part 8 of The Netherlands Civil Code, STMicroelectronics has prepared its Company’s financial statements in accordance with accounting principles generally accepted in The Netherlands applying the accounting principles as adopted in the consolidated financial statements and further described in details in the consolidated financial statements (Note 7.6.7).

The functional and presentation currency of STMicroelectronics is the U.S. dollar.

All balances and values are in millions of U.S. dollars, except as otherwise noted.

The accounting policies adopted are consistent with those of the previous financial year.

8.3.3. Summary of significant accounting policies

8.3.3.1.         Subsidiaries

Subsidiaries are all entities over which the Group has control.

Valuation of Subsidiaries

Investments in subsidiaries are stated at net asset value as STMicroelectronics effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by STMicroelectronics in its consolidated financial statements.

Guarantees given by STMicroelectronics to its subsidiaries are further described in note 8.3.15 and 8.3.17.

8.3.3.2.         Associates and jointly controlled entities

The Group’s investment in its associates and its jointly controlled entities is accounted for using the equity method. An associate is an entity in which the Group has significant influence but not control. A jointly controlled entity is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

The Company’s share in its associates or jointly controlled entities profit and losses is recognized in the income statement and in the balance sheet as an adjustment against the carrying amount of the investment, and its share of post-acquisition movement in reserves is recognized in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When STMicroelectronics share of losses in an associate or jointly controlled entity equals or exceeds its interest in the associate or jointly controlled entity, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or jointly controlled entity.

Unrealized gains on transactions between STMicroelectronics and its associates or jointly controlled entities are eliminated to the extent of the Company’s interest in the associates or jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates or jointly controlled entities are consistent with the policies adopted by STMicroelectronics.

8.3.4. Intangible assets

In millions of USD	Technologies and licenses	Internally developed software	Total
Acquisition and production cost
Balance at January 1, 2014	1	168	169
Additions	-	5	5
Impairments / Write-offs	-	-	-
Balance at December 31, 2014	1	173	174
Accumulated amortization
Balance at January 1, 2014	(1)	(132)	(133)
Amortization expense	-	(9)	(9)
Impairments / Write-offs	-	-	-
Balance at December 31, 2014	(1)	(141)	(142)
Net book value
At December 31, 2014	-	32	32
At December 31, 2013	-	36	36

8.3.5. Investments in subsidiaries

In millions of USD	2014	2013
Beginning of the year	3,573	4,744
Result from subsidiaries	187	(389)
Changes in other reserves of subsidiaries	(121)	72
Dividends paid	(219)	(397)
Capital decrease (net of capital increase)	(79)	(429)
Veredus Deconsolidation	(16)
JV Deconsolidation	-	(133)
Translation effect of exchange rates	(274)	105
End of the year	3,051	3,573

The following table lists the Company’s consolidated subsidiaries and percentage of ownership as of December 31, 2014:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia, Sydney	STMicroelectronics PTY Ltd	100
Belgium, Diegem	Proton World International N.V.	100
Brazil, Sao Paulo	South America Comércio de Cartões Inteligentes Ltda	100
Brazil, Sao Paolo	STMicroelectronics Ltda	100
Canada, Ottawa	STMicroelectronics (Canada), Inc.	100
China, Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China, Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China, Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China, Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China, Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China, Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic, Prague	STMicroelectronics Design and Application s.r.o.	100
Finland, Nummela	STMicroelectronics Finland OY	100
France, Crolles	STMicroelectronics (Crolles 2) SAS	100
France, Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France, Le Mans	STMicroelectronics (Grand Ouest) SAS	100
France, Grenoble	STMicroelectronics (Alps) SAS	100
France, Montrouge	STMicroelectronics S.A.	100
France, Rousset	STMicroelectronics (Rousset) SAS	100
France, Tours	STMicroelectronics (Tours) SAS	100
Germany, Aschheim-Dornach	STMicroelectronics GmbH	100
Germany, Aschheim-Dornach	STMicroelectronics Application GmbH	100
The Netherlands, Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands, Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands, Amsterdam	STMicroelectronics International N.V.	100
Hong Kong	STMicroelectronics Ltd	100
India, New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India, Noida	STMicroelectronics Pvt Ltd	100
Israel, Netanya	STMicroelectronics Ltd	100
Italy, Agrate Brianza	STMicroelectronics S.r.l.	100
Italy, Aosta	Dora S.p.A.	100
Italy, Catania	CO.RI.M.ME.	100
Italy, Naples	STMicroelectronics Services S.r.l.	100
Italy, Torino	ST-POLITO Scarl	75
Japan, Tokyo	STMicroelectronics KK	100
Malaysia, Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia, Muar	STMicroelectronics SDN BHD	100
Malta, Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico, Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100

Legal Seat	Name	Percentage ownership (direct or indirect)
Morocco, Casablanca	Electronics Holding S.A.	100
Morocco, Casablanca	STMicroelectronics S.A.S (Maroc)	100
Philippines, Calamba	STMicroelectronics, Inc.	100
Philippines, Calamba	Mountain Drive Property, Inc.	40
Singapore, Ang Mo Kio	STMicroelectronics Asia Pacific Pte Ltd	100
Singapore, Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain, Barcelona	STMicroelectronics Iberia S.A.	100
Sweden, Kista	STMicroelectronics A.B.	100
Switzerland, Geneva	STMicroelectronics S.A.	100
Switzerland, Geneva	INCARD S.A.	100
Switzerland, Geneva	ST New Ventures S.A.	100
Thailand, Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom, Marlow	Inmos Limited	100
United Kingdom, Marlow	STMicroelectronics Limited	100
United Kingdom, Bristol	STMicroelectronics (Research & Development) Limited	100
United Kingdom, Marlow	Synad Technologies Limited	100
United States, Coppell	STMicroelectronics Inc.	100
United States, Coppell	Genesis Microchip Inc.	100
United States, Coppell	Genesis Microchip (Delaware), Inc.	100
United States, Coppell	Genesis Microchip LLC	100
United States, Coppell	Genesis Microchip Limited Partnership	100
United States, Coppell	Sage Inc.	100
United States, Coppell	Faroudja, Inc.	100
United States, Coppell	Faroudja Laboratories Inc.	100
United States, Coppell	STMicroelectronics (North America) Holding, Inc.	100
United States, Wilsonville	The Portland Group, Inc.	100

8.3.6. Investments in associates and jointly controlled entities

In millions of USD	2014	2013
Beginning of the year	63	106
Additions	-	-
Disposals	-	(4)
Result from associates	(23)	(122)
Changes in other reserves of associates	10	2
Capital increase	8	25
Capital decrease	(15)	-
JV deconsolidation	-	57
Translation effect of exchange rates	-	(1)
End of the year	43	63

Investments in associates and jointly controlled entities as at December 31, 2014 and December 31, 2013 were as follows:

In millions of USD	December 31, 2014		December 31, 2013
	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA	43	50%	50	50%
3Sun S.r.l.	-	-	13	33.3%
Total	43		63

ST-Ericsson SA

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

On September 9, 2013, the Group sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $43 million as of December 31, 2014. In addition, the Group and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of December 31, 2014.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014. For the year 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a profit of $9 million related to ST-Ericsson SA.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method. For the year 2014, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a charge of $61 million related to 3Sun.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. The agreement’s closing was reached on March 6, 2015 and resulted in ST paying €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power as well as ST forgiving its €13 million outstanding shareholders loan to the joint venture.

The summarized financial information of the Company’s investments in associates and jointly controlled entities as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 is presented below:

In millions of USD	December 31, 2014	December 31, 2013
Current assets	166	266
Non-current assets	237	287
Current liabilities	117	178
Non-current liabilities	193	249

In millions of USD	2014	2013	2012
Total revenues	136	282	422
Operating income (loss)	(46)	(271)	(51)
Net income (loss)	(50)	(282)	(103)

8.3.7. Other financial assets

Movements on other financial assets are presented as follows:

In millions of USD	December 31, 2014	December 31, 2013
Beginning of the year	40	190
Sale of senior debt floating rate note issued by financial institutions	(30)	-
Purchase (sale) of government bonds issued by the U.S. Treasury	332	(150)
Change in fair value of government bonds issued by the U.S. Treasury	2	-
Purchase of unquoted equity securities	1	-
End of the year	345	40
Less: non-current portion	(11)	(10)
Current portion	334	30

Available-for-sale investments – quoted debt and equity securities

As at December 31, 2014, the Group held $334 million in U.S. Treasury bonds. The bonds have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 5.3 years. The debt securities were reported as current assets on the consolidated balance sheet as at December 31, 2014, since they represented investments of funds available for current operations. The bonds are classified as available-for-sale and recorded at fair value as at December 31, 2014. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The Senior debt Floating Rate Notes issued by financial institutions amounting to $30 million matured in 2014. They were also classified as available-for-sale and recorded at fair value as at December 31, 2013. No credit loss was identified on these instruments and due to the short duration before maturity, the fair value as at December 31, 2013 corresponded to par value. The U.S. Treasury Bills amounting to $150 million as of December 31, 2012 were sold in 2013. They were rated Aaa by Moody’s as at December 31, 2012. The change in fair value of these marketable securities was not material as at December 31, 2012. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponded to a Level 1 fair value measurement hierarchy.

As at December 31, 2014, the Group also had investments in unquoted equity securities for an aggregate value of $11 million (December 31, 2013: $10 million). Available-for-sale financial assets include the following:

In millions of USD	December 31, 2014	December 31, 2013
Quoted securities:
Floating-rate Notes in U.S. dollars	-	30
Government bonds in U.S. dollars	334	-
Unquoted equity securities:
Equity securities – Euro zone countries	10	10
Equity securities – US	1	-
Total	345	40

Available-for-sale financial assets are denominated in the following currencies:

In millions of USD	December 31, 2014	December 31, 2013
Euro	10	10
US dollar	335	30
Total	345	40

For further details on STMicroelectronics available-for-sale financial assets, see note 7.6.14 of the consolidated financial statements of STMicroelectronics.

8.3.8. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Cash at bank and in hand	609	15
Money market deposits with banks	1,268	1,354
Total	1,877	1,369

8.3.9. Group companies short-term loans

Group companies short-term loans consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
STMicroelectronics Ltd. (Israel)
Loan due 2015 bearing interest at 3-month LIBOR	4	4
STMicroelectronics Finance B.V (Netherlands)
Loan due 2015 bearing interest at 1-month EURIBOR	10	274
STMicroelectronics Inc. (USA)
Loan due 2015 bearing interest at 3-month LIBOR + 0.375%	27	27
STMicroelectronics Finance II N.V. (Netherlands)
Loan due 2015 bearing interest at 1-month LIBOR + 0.25%	364	301
STMicroelectronics R&D Ltd (United Kingdom)
Loan due 2015 bearing interest at 3-month LIBOR + 0.25%	3	-
Total short-term intercompany loans	408	606

Fair value of Group companies short-term loans is similar to net book value.

8.3.10. Other Group companies receivables and payables

In millions of USD	December 31, 2014	December 31, 2013
Other receivables (advances)	1,887	1,905
Total group companies receivables	1,887	1,905
Other payables	5	35
Other group companies payables	5	35
Short-term notes payable	2	2
Total group companies payables	7	37

Group companies short-term notes payable consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Proton World International N.V. (Belgium)
Note due 2015 bearing interest at 3-month EURIBOR + 0.0625%	2	2
Total short-term intercompany notes payable	2	2

8.3.11. Equity

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings	Treasury shares	Other reserves	Legal reserves	Result for the year	Total
Balance January 1, 2014	1,306	2,037	1,201	(212)	1,275	1,318	(548)	6,377
Net Result			(548)				548	-
Repurchase of common stock				(156)				(156)
Rights acquired on vested stock awards				34				34
Stock-based compensation			(34)		39			5
Dividends paid			(352)					(352)
Net result					1		141	142
Unrealized gain (loss) on debt securities			2					2
AOCI - Pension plan			(67)					(67)
Unrealized gain (loss) on derivatives, net of tax						(65)		(65)
Translation adjustment*	(156)				156	(274)		(274)
Balance December 31, 2014	1,150	2,037	202	(334)	1,471	979	141	5,646
*
The share capital of STMicroelectronics is denominated in Euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.2141). The translation differences are taken to other reserves.

The authorized share capital of STMicroelectronics is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As at December 31, 2014 the number of shares of common stock issued was 910,797,305 shares (910,703,305 at December 31, 2013).

As of December 31, 2014 the number of shares of common stock outstanding was 873,939,583 (890,606,763 at December 31, 2013).

The Euros equivalent of the issued share capital at December 31, 2014 amounts to €947,229,197 (2013: €947,131,437). For the changes in issued and paid in capital, additional paid in capital and other reserves, see the consolidated financial statements of STMicroelectronics.

Other reserves and legal reserve consist of fair value of services provided under share award schemes, unrealized gains or losses on marketable securities classified as available-for-sale and foreign currency translation adjustments. Non distributable reserves in the subsidiaries amount to $288 million ($330 million in 2013).

Treasury shares

Following the authorization by our Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Group acquired 29,520,220 shares in 2008 also reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of unvested shares. As of December 31, 2014, 26,062,498 of these treasury shares were transferred to employees under the Group’s share based remuneration programs of which 3,238,820 in the year ended December 31, 2014.

As of December 31, 2014, the Group owned a number of treasury shares equivalent to 36,857,722.

Pursuant to a resolution passed at the Annual Shareholders Meeting held on June 13, 2014, and subsequently an approving resolution of our Supervisory Board, the Company launched a share buy-back program in the third quarter of 2014, intended to meet the Company’s obligations in relation to its employee stock award plans. This program was subject to a maximum number of ordinary shares of twenty million to be repurchased. On November 10, 2014, the Company announced the completion of the repurchase of twenty million shares under the buy-back program for a total purchase price of approximately $156 million. The repurchased shares will be held as treasury shares and used to cover employee stock awards under the Company’s long term incentive plans.

Non Distributable Reserve

The amount of the non-distributable reserve was $2,130 million and $2,624 million in the year 2014 and 2013, respectively and it represents the amount of issued and paid-in capital and legal reserve of STMicroelectronics.

8.3.12. Other payables and accrued liabilities

Other payables and accrued liabilities consisted of:

In millions of USD	December 31, 2014	December 31, 2013
Dividends payable to Shareholders	87	89
Trade payable	1	-
Deferred consideration to ST-Ericsson SA	49	50
Payable to Enel Green Power	18	-
Other liabilities	8	6
Total other payables and accrued liabilities	163	145

8.3.13. Interest-bearing loans and borrowings

Interest-bearing loans and borrowings consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Senior convertible bonds	887	-
Long-term credit facilities	627	809
Total long-term debt	1,514	809
Current portion of credit facilities	182	202
Total current portion of long-term debt	182	202

Senior convertible bonds

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company. The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting estimated issuance costs payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on an income approach, the debt being determined as a residual amount of the $1 billion total proceeds. The value of the issuer’s call option was nil at initial recognition and as at December 31, 2014. The value of the holder’s conversion option was estimated at $118 million at issuance date, which determined the initial recognition of the liability component at $882 million. The fair value measurement of the embedded derivative instruments corresponds to a Level 3 fair value hierarchy measurement. The Group elected to allocate issuance costs, totaling $6 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method and amounted to $887 million as at December 31, 2014.

The value of the conversion option was $96 million as at December 31, 2014, which generated a change in fair value of $22 million reported on the line “Finance income” on the consolidated income statement for the year ended December 31, 2014. The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings.

Long-term credit facilities

In millions of USD	December 31, 2014	December 31, 2013
Balance at beginning of the year	1,011	683
Credit facilities increase	-	471
Credit facilities repayment	(202)	(143)
Balance at end of the year	809	1,011
Out of which short-term	182	202
Out of which long-term	627	809

The Group had unutilized committed medium-term credit facilities with core relationship banks totaling $583 million as of December 31, 2014. The Group also has four committed long-term amortizing credit facilities with the European Investment Bank as part of R&D funding programs. The first one, signed on December 6, 2006 for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $48 million remained outstanding as at December 31, 2014. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $109 million remained outstanding as at December 31, 2014. The third one, signed on September 27, 2010 as a €350 million multi-currency loan for R&D programs in Europe, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $331 million remained outstanding as at December 31, 2014. The fourth, signed on March 12, 2013, a €350 million multi-currency loan which also supports R&D programs, was drawn in U.S. dollars for $471 million, of which $412 million remained outstanding as at December 31, 2014.

Fair values

	Carrying amount		Fair value
In millions of USD	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	809	1,011	809	1,011
Senior unsecured convertible bonds(1)	887	-	967	-
(1)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $118 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds.

8.3.14. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2014	December 31, 2013
Pension liability against former employees	10	17
Tax claw back provision	24	24
Senior convertible bonds – conversion option	96	-
Other non-current liabilities	-	1
Total	130	42

8.3.15. Guarantees and contingencies

Guarantees given by STMicroelectronics to its affiliates for the benefit of third parties amounted to approximately $660 million at December 31, 2014 (2013: $681 million).

Out of this, €75 million related to STMicroelectronics Finance B.V.’s obligation under the €350 million EIB credit facilities.

As from 22 August 2013, STMicroelectronics N.V. assumes joint and several liability for all debts arising from legal acts for STMicroelectronics International N.V., STMicroelectronics Finance II N.V. and STMicroelectronics Finance B.V., all in accordance with section 2:403 Dutch Civil Code.

There is no other type of contingencies as of December 31, 2014 and 2013.

8.3.16. Wages, salaries and social charges

In millions of USD	December 31, 2014	December 31, 2013
Wages and salaries	3	3
Total	3	3

The average number of persons employed by STMicroelectronics during the year ended December 31, 2014 was 19 out of which 8 outside The Netherlands (2013: 19 out of which 7 outside The Netherlands).

8.3.17. Commitments

STMicroelectronics’ commitments as of December 31, 2014 were as follows:

In millions of USD	Total	2015	2016	2017	2018	2019	There- after
Operating leases	-	-	-	-	-	-	-
Other purchases	44	4	4	4	4	4	24
Long term debt obligations (including current portion)	1,809	182	173	99	99	699	557
Pension obligations	2	-	-	-	1	-	1
Other non-current liabilities	34	-	27	3	3	1	-
Total	1,889	186	204	106	107	704	582

8.3.18. Related party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2014	December 31, 2013
Sales & other services	-	-
Other purchases	-	2
Accounts receivable	-	-
Accounts payable	-	-

Remuneration to managing board and supervisory board members

For details on the remuneration to the Managing Board and Supervisory Board members, see the consolidated financial statements of STMicroelectronics (Note 7.6.34).

Auditors’ fees

The following audit fees were expensed in the income statement in the reporting period:

In USD	December 31, 2014	December 31, 2013
Audit of the financial statements	4,419,147	6,154,142
Other audit procedures	20,087	23,527
Tax services	32,505	41,577
Other fees	46,011	-
Total	4,517,750	6,219,246

The fees listed above relate only to the procedures applied to STMicroelectronics and its consolidated group entities by PwC. The procedures were applied by audit firm’s member of the PwC network. In 2014, the fees related to services provided by PricewaterhouseCoopers Accountants N.V. totaled $44,130 ($53,400 in 2013).

24 March 2015

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Maurizio Tamagnini (Chairman)
Didier Lombard (Vice-Chairman)
Alessandro Ovi
Alessandro Rivera
Heleen Kersten
Janet G. Davidson
Jean d’Arthuys
Jean-Georges Malcor
Martine Verluyten

9.    Other information

9.1. Auditors’ report

The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented on the following pages in this annual report.

9.2. Appropriation of results – provisions in company’s articles of association

The Supervisory Board, upon the proposal of the Managing Board, is allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the General Meeting of Shareholders’.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit(s) in future years.

Proposed cash dividend and retained earnings and dividend policy

Upon the proposal of the Managing Board, the Supervisory Board will propose to the 2015 Annual General Meeting of Shareholders in line with our updated Dividend Policy, to declare a quarter cash dividend of US$0.10 per common share in each of the second, third and fourth quarter of 2015 and first quarter of 2016, as further described in the General Meeting of Shareholders agenda and explanatory notes thereto.

9.3. Branches

The company has a branch in Switzerland, located at 39 Chemin du Champ des Filles, 1228 Plan-Les-Ouates, Geneva.

Independent Auditor’s report

To: the General Meeting of Shareholders and Supervisory Board of STMicroelectronics N.V.

Report on the financial statements 2014

Our opinion

In our opinion:

•
the consolidated financial statements as set out in section 7 give a true and fair view of the financial position of STMicroelectronics N.V. as at December 31, 2014 and of its result and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code;

•
the company financial statements as set out in section 8 give a true and fair view of the financial position of STMicroelectronics N.V. as at December 31, 2014 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the financial statements 2014 as set out in sections 7 & 8 of STMicroelectronics N.V., Amsterdam (the ‘company’). The financial statements include the consolidated financial statements and the company financial statements.

The consolidated financial statements comprise:

•	the consolidated statement of financial position as at December 31, 2014;

•	the following statements for 2014: the consolidated income statement and the consolidated statements of comprehensive income, changes in equity and cash flows; and

•	the notes, comprising a summary of significant accounting policies and other explanatory information.

The company financial statements comprise:

•	the company’s statement of financial position as at December 31, 2014;

•	the company’s income statement for the year then ended; and

•	the notes, comprising a summary of the accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is EU-IFRS and the relevant provisions of Part 9 of Book 2 of the Dutch Civil Code for the consolidated financial statements and Part 9 of Book 2 of the Dutch Civil Code for the company financial statements.

The basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the financial statements” section of our report.

We are independent of STMicroelectronics N.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO) and other relevant independence requirements in the Netherlands. Furthermore, we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA).

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we looked at where the Senior Management made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. We also addressed the risk of fraud in revenue recognition and the risk of management override of internal controls, including evaluating whether there was evidence of bias by the Managing and Supervisory Boards that may represent a risk of material misstatement due to fraud.

Given the size of the company and its operations we are involved on a continuous basis and have ongoing discussions with the finance functions, corporate and local management, the Managing Board and the Supervisory Board. We have attended relevant audit committee meetings during the year and presented our findings in the Audit Committee of the Supervisory Board meetings in January and March 2015.

Materiality
•
Overall materiality: USD 38.3 million which has been based on 5% of an average of 3 years profit before tax (‘PBT’), adjusted for the 2012 impairment of ST-Ericsson and benchmarked against alternative performance indicators such as gross profit.

Audit scope
•	We conducted audit work in 8 countries.
•	A site visit was conducted to Singapore, as a result of our rotation plan of significant locations.
•	Taken together, the territories and functions where we performed our audit work accounted for 95% of group revenues and 86% of group PBT.
Key audit matters
•	Capitalization of development costs
•	Uncertain tax positions
•	Recoverability of Deferred tax assets

Materiality

The scope of our audit is influenced by the application of materiality. Our audit opinion aims on providing reasonable assurance about whether the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered to be material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the nature, timing and extent of our audit procedures and to evaluate the effect of identified misstatements on our opinion.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	USD 38.3 million (2013: USD 41 million).
How we determined it	Based on 5% of an average of 3 years profit before tax (‘PBT’), adjusted for the 2012 impairment of ST-Ericsson and benchmarked against alternative performance indicators such as gross profit.
Rationale for benchmark applied
We have applied this benchmark, which is a generally accepted auditing practice, based on our analysis of the common information needs of users of the financial statements, and due to the presence of indicators that alternative benchmarks would be also appropriate.

We also take misstatements and/or possible misstatements into account that, in our judgment, are material for qualitative reasons.

We agreed with the Audit Committee of the Supervisory Board that we would report to them misstatements identified during our audit above USD 3.8 million (2013: USD 3 million) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

The scope of our group audit

STMicroelectronics N.V. is head of a group of entities. The financial information of this group is included in the consolidated financial statements of STMicroelectronics N.V.

Considering our ultimate responsibility for the opinion on the company’s consolidated financial statements we are responsible for the direction, supervision and performance of the group audit. In this context, we have determined the nature and extent of the audit procedures for components of the group to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole. Determining factors are the geographic structure of the group, the significance and/or risk profile of group entities or activities, the accounting processes and controls, and the industry in which the group operates. On this basis, we selected group entities for which an audit or review of financial information or specific balances was considered necessary.

The group audit scope was determined selecting subsidiaries based on significance and risk assessment and considering the audit procedures which can be performed at head office level by the corporate audit team. These subsidiaries are located in 8 countries where we performed audit procedures (full scope audit procedures in 5 countries and specific audit procedures on significant balances in 3 countries). The countries are Singapore, France, Italy, Switzerland, the Netherlands, Malaysia, Malta and the United States of America. Where necessary, we used component auditors from other PwC network firms who are familiar with the local laws and regulations to perform this audit work.

Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work to be able to conclude whether sufficient appropriate audit evidence has been obtained as a basis for our opinion on the group financial statements. We issued specific instructions to the audit teams of the components in our audit scope. These instructions included our risk analysis, materiality and global audit approach to centralized processes and systems. We determined the level of involvement in the audit work at those entities in order to be able to conclude whether sufficient appropriate audit evidence has been obtained as a basis for our opinion on the group financial statements as a whole. Significant component teams are visited on a rotational basis. The current year site visit was made to the Singapore finance function.

The group consolidation, financial statement disclosures and a number of complex items are audited by the group engagement team at the head office. These include recoverability of deferred tax assets, uncertain tax provisions, capitalisation of development costs, derivative financial instruments, hedge accounting, retirement benefit obligations, share-based payments, and the issuance of the dual-tranche convertible bond.

Taken together, the territories and functions where we performed our audit work accounted for 95% of group revenues and 86% of group profit before tax.

By performing the procedures above at components, combined with additional procedures at group level, we have obtained sufficient and appropriate audit evidence regarding the financial information of the group as a whole to provide a basis for our opinion on the consolidated financial statements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the financial statements. We have communicated the key audit matters to the Audit Committee of the Supervisory Board, but they are not a comprehensive reflection of all matters that were identified by our audit and that we discussed. We described the key audit matters and included a summary of the audit procedures we performed on those matters.

The key audit matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon. We do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the matter
Capitalization of development costs

The group capitalizes material development costs based on management’s judgment that economic profitability and technological feasibility is confirmed, as required under IAS 38. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project. The capitalization eligibility and recoverability of the related costs is a significant risk in our audit due to the complexity of the projects involved, and the significant uncertainty in estimations linked to the projects’ future cash generation. The company has included disclosures on the capitalization of development costs in note 7.6.8.4 and 7.6.12 to the consolidated financial statements.

Our audit procedures included, amongst others, assessment of the eligibility of the development costs for capitalisation as intangible asset. We have reviewed the design of the key controls identified by management surrounding the intangible assets capitalization and tested such key controls and performed substantive test of details on the capitalized development costs. These procedures included on a sample basis testing underlying evidence including hours registration, verification of invoices and evaluation of future economic benefits. We have also evaluated the assumptions and methodologies used by the company to test the impairment of these intangible assets. We assessed the adequacy of the company’s disclosures included in the financial statements.

Uncertain tax positions

The Group operates in various countries with local tax regulations. The country-specific tax risks could result in potential material amounts payable. Management monitors these risks on a local and corporate level. The significant tax risks including the significant level of estimations and judgements made by the company with respect to the likelihood and magnitude of these risks and mitigating actions are summarised in tax position papers. The company has included disclosures on the tax risks in note 7.6.8.1 and 7.6.22 to the consolidated financial statements.

The risks coming from the main tax jurisdictions are monitored both locally and at the group level. The group audit team reviewed the company’s position papers, and analysed the identified risks with the component auditors.

Our procedures included, amongst others, assessing the appropriateness of management’s assumptions and estimates in relation to uncertain tax positions, challenging those assumptions and considering advice received by management from external parties to support their position. We have involved our tax specialists to consider management’s assessment of the tax positions and related provision/liability accruals when necessary.

Recoverability of Deferred tax assets

The Group has recorded a deferred tax asset for material net operating losses across various jurisdictions, and their recoverability was significant to our audit because the assessment process is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions. The company has included disclosures on deferred tax assets in note 7.6.8.1 and 7.6.32 to the consolidated financial statements.

The recoverability risk coming from the net operating losses capitalisation is monitored both locally and at group level. With the assistance of both local and group tax specialists we audited the available tax losses carried forward and deductible temporary tax differences. We considered the local expiration periods together with any applicable restrictions in recovery for each material individual tax jurisdiction. In addition, our audit procedures included evaluating and challenging management’s assumptions, such as their production and revenue forecasts and comparison of performance against past business plans. We determined that the underlying plans provide corroborative evidence for recognition under EU-IFRS.

Responsibilities of the Managing and Supervisory Boards

The Managing Board is responsible for:

•
the preparation and fair presentation of the financial statements in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the report of the Managing Board in accordance with Part 9 of Book 2 of the Dutch Civil Code, and for

•	such internal control as the Managing Board determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, the Managing Board is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Managing Board should prepare the financial statements using the going concern basis of accounting unless the Managing Board either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. The Managing Board should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our responsibility is to plan and perform an audit engagement to obtain sufficient and appropriate audit evidence to provide a basis for our opinion. Our audit has been performed with a high but not absolute level of assurance which makes it possible that we did not detect all frauds or errors.

A more detailed description of our responsibilities is set out in the appendix to our report.

Report on other legal and regulatory requirements

Our report on the report of the Managing Board and the other information

Pursuant to the legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the report of the Managing Board and other information):

•
We have no deficiencies to report as a result of our examination whether the report of the Managing Board as set out in section 3, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed.

•	We report that the report of the Managing Board, to the extent we can assess, is consistent with the financial statements.

•	Our appointment

We were re-appointed as auditors of STMicroelectronics N.V. for the financial years ending December 31, 2014, and 2015, which will be our last year, following the passing of a resolution by the shareholders at the annual meeting held on June 13, 2014. We agreed the terms of our engagement on September 15, 2014 following the validation by the Audit Committee of the Supervisory Board; to be noted that our mandate has been renewed annually by shareholders representing a total period of uninterrupted engagement appointment of 19 years.

Amsterdam, 26 March 2015
PricewaterhouseCoopers Accountants N.V.

R.M. van Tongeren RA

Appendix to our auditor’s report on the financial statements 2014 of STMicroelectronics N.V.

In addition to what is included in our auditor’s report we have further set out in this appendix our responsibilities for the audit of the financial statements and explained what an audit involves.

The auditor’s responsibilities for the audit of the financial statements

We have exercised professional judgment and have maintained professional scepticism throughout the audit in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error. Our audit consisted, among others of:

•
Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the intentional override of internal control.

•
Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Managing Board.

•
Concluding on the appropriateness of the Managing Board’s use of the going concern basis of accounting, and based on the audit evidence obtained, concluding whether a material uncertainty exists related to events and/or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report and are made in the context of our opinion on the financial statements as a whole. However, future events or conditions may cause the company to cease to continue as a going concern.

•
Evaluating the overall presentation, structure and content of the financial statements, including the disclosures, and evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

10.    Important dates

April 29, 2015: Q1 2015 Earnings Release

April 30, 2015: Q1 2015 Earnings Conference Call

May 27, 2015: General Meeting of Shareholders

Please consult our website www.st.com for the latest important dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 31, 2015	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services